Exhibit 99.1

壹賬通金融科技有限公司 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with limited liability) Stock Code : 6638 NYSE: OCFT Annual Report 2022 壹賬通金融科技有限公司 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Annual Report 2022 年度報告

Corporate Information 2 Financial Performance Highlights 4 Chairman’s Statement 8 Management Discussion and Analysis 12 Corporate Governance Report 19 Directors’ Report 34 Biographical Details of Directors and Senior Management 50 Independent Auditor’s Report 57 Consolidated Statements of Comprehensive Income 64 Consolidated Balance Sheets 66 Consolidated Statements of Changes in Equity 68 Consolidated Statements of Cash Flows 70 Notes to the Consolidated Financial Statements 71 Financial Summary 190 Contents

2 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Information BOARD OF DIRECTORS Executive Directors Mr. Chongfeng Shen (沈崇鋒) (Chairman and Chief Executive Officer) Ms. Rong Chen (陳蓉) Dr. Wangchun Ye (葉望春) (resigned on November 10, 2022) Non-executive Directors Ms. Sin Yin Tan (陳心穎) Ms. Xin Fu (付欣) (appointed on November 10, 2022) Mr. Wenwei Dou (竇文偉) Ms. Wenjun Wang (王文君) Mr. Min Zhu (朱敏) Independent Non-executive Directors Dr. Yaolin Zhang (張耀麟) Mr. Tianruo Pu (濮天若) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) AUDIT COMMITTEE Mr. Tianruo Pu (濮天若) (Chairperson) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) COMPENSATION AND NOMINATION COMMITTEE Mr. Yaolin Zhang (張耀麟) (Chairperson) Ms. Rong Chen (陳蓉) Mr. Wing Kin Anthony Chow (周永健) JOINT COMPANY SECRETARIES Ms. Yanjing Jia (賈燕菁) Ms. Wing Shan Winza Tang (鄧頴珊) (ACG HKACG) AUTHORISED REPRESENTATIVES Ms. Rong Chen (陳蓉) Ms. Wing Shan Winza Tang (鄧頴珊) LISTING INFORMATION AND STOCK CODE The Stock Exchange of Hong Kong Limited Stock Code: 6638 New York Stock Exchange Stock Ticker: OCFT REGISTERED OFFICE IN THE CAYMAN ISLANDS Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands HEAD OFFICE 10-14F, Block A,Platinum Towers No.1 Tairan 7th Rd Futian District, Shenzhen PRC PRINCIPAL PLACE OF BUSINESS IN HONG KONG Room 2701, Central Plaza 18 Harbour Road Wanchai, Hong Kong COMPANY’S WEBSITE www.ocft.com AUDITORS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F Prince’s Building Central Hong Kong

ANNUAL REPORT 2022 3 Corporate Information HONG KONG LEGAL ADVISOR Cleary Gottlieb Steen & Hamilton (Hong Kong) 37/F, Hysan Place 500 Hennessy Road Causeway Bay Hong Kong COMPLIANCE ADVISOR Somerley Capital Limited 20th Floor, China Building 29 Queen’s Road Central Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS Maples Fund Services (Cayman) Limited PO Box 1093, Boundary Hall Cricket Square, Grand Cayman, KY1-1102 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wan Chai, Hong Kong PRINCIPAL BANK Ping An Bank Co., Ltd. Shenzhen Branch Ping An Bank Building No. 1099 Shennan Middle Road Futian District, Shenzhen PRC

4 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Performance Highlights • Revenue from third-party customers increased 6.5% to RMB1,477.9 million for the year ended December 31, 2022 from RMB1,387.6 million for the year ended December 31, 2021. • Total revenue increased 8.0% to RMB4,464.0 million for the year ended December 31, 2022 from RMB4,132.4 million for the year ended December 31, 2021. • Gross margin was 36.6% for the year ended December 31, 2022 as compared to 34.8% for the year ended December 31, 2021; non-IFRS gross margin was 40.1% for the year ended December 31, 2022 as compared to 42.1% for the year ended December 31, 2021. • Operating loss was RMB981.6 million for the year ended December 31, 2022, as compared to RMB1,404.7 million for the year ended December 31, 2021. Operating margin was -22.0% compared to -34.0% for the year ended December 31, 2021. Excluding the impact of listing expenses in connection with the Company’s listing in Hong Kong, adjusted operating loss13 amounted to RMB911.7 million for the year ended December 31, 2022, compared with RMB1,392.3 million for the year ended December 31, 2021. Adjusted operating margin improved to -20.4% for the year ended December 31, 2022 from -33.7% corresponding period of 2021. • Net loss attributable to shareholders was RMB872.3 million for the year ended December 31, 2022, as compared to RMB1,281.7 million for the year ended December 31, 2021. Net profit margin improved to -19.5% for the year ended December 31, 2022 compared to -31.0% for the year ended December 31, 2021. Adjusted net loss to shareholders for the year ended December 31, 2022 amounted to RMB802.4 million, as compared to RMB1,269.2 million for the year ended December 31, 2021. Adjusted net profit margin improved to -18.0% for the year ended December 31, 2022 from -30.7% for the year ended December 31, 2021. • Net loss per ordinary share, basic and diluted, was RMB-0.80 for the year ended December 31, 2022 as compared to RMB-1.16 for the year ended December 31, 2021. Net loss per ADS, basic and diluted, was RMB-23.90 for the year ended December 31, 2022 as compared to RMB-34.69 for the year ended December 31, 2021.

ANNUAL REPORT 2022 5 Financial Performance Highlights In RMB’000, except percentages and per ADS amounts 2022 2021 YoY (audited) (audited) Revenue Revenue from Ping An Group 2,526,682 2,316,714 9.1% Revenue from Lufax 459,419 428,071 7.3% Revenue from third-party customers2 1,477,901 1,387,572 6.5% Total 4,464,002 4,132,357 8.0% Gross profit 1,635,016 1,436,651 Gross margin 36.6% 34.8% Non-IFRS gross margin1 40.1% 42.1% Operating loss (981,563) (1,404,740) Adjusted operating loss1 3 (911,706) (1,392,273) Operating margin -22.0% -34.0% Adjusted operating margin1 3 -20.4% -33.7% Net loss to shareholders (872,274) (1,281,699) Net profit margin -19.5% -31.0% Adjusted net profit margin1 3 -18.0% -30.7% Net loss per ADS, basic and diluted4 (23.90) (34.69) Notes: 1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Non-IFRS Financial Measures”. 2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy. 3 Excludes listing expense RMB69.9 million for the year ended December 31, 2022 and RMB12.5 million for the year ended December 31, 2021 in connection with the Company’s listing in Hong Kong. 4 Each ADS represents thirty ordinary shares.

6 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Performance Highlights Use of Non-IFRS Financial Measures The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS measures are used in (i) gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue; and (ii) adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin which exclude the impact of the listing expense in connection with the Company’s listing in Hong Kong. The management of the Company regularly review non-IFRS gross profit, non-IFRS gross margin, adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. And we believe that the adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin facilitate a comparison of our operating performance from period to period by eliminating potential impacts of certain non-operational or non-recurring expenses that do not affect our ongoing operating performance. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

ANNUAL REPORT 2022 7 Financial Performance Highlights The table below sets forth a reconciliation of our non-IFRS gross profit and non-IFRS results for the periods indicated: Year ended December 31, 2022 2021 RMB’000 RMB’000 (audited) (audited) Gross profit 1,635,016 1,436,651 Gross margin 36.6% 34.8% Non-IFRS adjustment – Amortization of intangible assets recognized in cost of revenue 152,837 297,406 – Depreciation of property and equipment recognized in cost of revenue 2,750 3,633 – Share-based compensation expenses recognized in cost of revenue – 935 Non-IFRS Gross profit 1,790,603 1,738,625 Non-IFRS Gross margin 40.1% 42.1% Year ended December 31, 2022 2021 RMB’000 RMB’000 (audited) (audited) Operating loss (981,563) (1,404,740) Operating margin -22.0% -34.0% Net loss to shareholders (872,274) (1,281,699) Net profit margin -19.5% -31.0% Adjustment – Listing expense in connection with the Company’s listing in Hong Kong 69,857 12,467 Adjusted operating loss (911,706) (1,392,273) Adjusted operating margin -20.4% -33.7% Adjusted net loss to shareholders (802,417) (1,269,232) Adjusted net profit margin -18.0% -30.7%

8 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Chairman’s Statement Business Review We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 64% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. The regulatory authorities have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (“Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the Guidelines on Digital Transformation of Banking and insurance Industry, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025. In 2022, we managed to achieve solid business growth despite the pandemic impact. Our revenue from third-party customers increased by 6.5% year-over-year to RMB1.48 billion. Our total revenue increased by 8.0% year-over-year to RMB4.46 billion, and the number of premium-plus customers increased by 9 year-over-year to 221. Our gross margin improved by 1.8 percentage points from 34.8% year-over-year to 36.6%. We also continued to improve our net profit margin, with the adjusted net profit margin optimizing by 13 percentage points year-over-year to -18.0%. We continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets. In the digital banking, we focus on serving banking financial institutions through two integrated solutions: Digital Retail Banking and Digital Commercial Banking, which help banks to effectively improve operation efficiency and effectiveness in marketing, risk management and business management. In terms of digital retail banking, we offered two integrated solutions: intelligent marketing solution and intelligent operation solution. Our intelligent marketing solution includes AI banker, intelligent marketing management and analytics platform and end-to-end wealth management platform. Our intelligent operation solution offers scene-based customer group operation service through smart customer benefits management.

ANNUAL REPORT 2022 9 Chairman’s Statement Our digital commercial banking solution integrates an intelligent service platform for corporate relationship managers, offers an intelligent product development platform that facilitates the swift design and launch of corporate customer lending products, and an AI-empowered intelligent risk management platform that helps banks manage SME credit risks. Furthermore, we developed SME financing platform for governments and regulator to address SME financing challenges. In 2022, we continued to deepen our cooperation with banks and made several breakthroughs. For example, we started collaboration with one leading private bank on the wealth management mid-platform project to boost wealth management transformation, which helps banks to optimize product and service offerings and formalize technology-driven wealth management business model; We also helped one joint-stock commercial bank to digitalize the entire SME credit business by leveraging our tax and invoice data based loan product templates on intelligent product development platform. The product was designed and launched in 6 weeks and helped the bank to improve intelligent operation and risk management efficiency. Our products and services have received recognition in the market. For example, our digital credit service platform was awarded “the Innovation Achievement Award of China Digital Inclusive Finance” by the China Academy of Information and Communication Technology, and our digital banking comprehensive solution was awarded “the Best Digital Banking Comprehensive Solution Award” by Shanghai Shiyan and Shanghai Big Data Alliance. In terms of our bank core system, we upgraded our cloud native based core banking system 2.0 to meet technology localization related demand. The latest version offers over 400 core APIs to further improve platform capability. In digital insurance, our solution helps insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms. We provide these offerings under our intelligent auto insurance solution and our intelligent life insurance solution. Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to automate the entire claim-processing procedure – claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service. In 2022, we entered into a strategic collaboration with Old Mutual, a Pan-African Financial Service Group to boost life insurance digital transformation, and we collaborated with the customer in the Omni – channel Agent Solution project. The first phase of the project is underway, and the product had been delivered to the customer for piloting by the end of 2022. In terms of our Gamma Platform, our AI customer service includes modules that use our award – winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs. In 2022, our AI customer service product demonstrated strong momentum in attracting new customers, improving revenue and customer stickiness.

10 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Chairman’s Statement We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets. In 2020, we successfully launched our virtual bank in Hong Kong, Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”). In 2022, OneConnect Bank’s total gross revenue increased by more than 2 times year-on-year to RMB107 million, while its customer loans and advances increased by 44.0% year-on-year to RMB1.61 billion. OneConnect Bank was the first virtual bank in Hong Kong region to provide flexible and efficient banking services with a focus on small and medium-sized enterprises (“SMEs”). It was the first virtual bank to participate in the SME Financing Guarantee Scheme launched by The Hong Kong Mortgage Corporation Limited. In terms of credit assessment, OneConnect Bank adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment. Such a streamlined credit assessment process resulted in a much shorter turnaround time and “time to cash” for SMEs. As of December 31, 2022, amongst all SME loan applications approved by OneConnect Bank, 29% of which are the first bank loan obtained by those SME customers. This demonstrates that OneConnect Bank has filled the gap within the market by supporting the underserved SME customers and helping to promote financial inclusion. During the year ended December 31, 2022, OneConnect Bank launched the “Business Short-term Loan”. It was designed for SMEs in the engineering and construction industry, with a view to helping them to pursue development opportunities by satisfying their short term liquidity needs. OneConnect Bank had received a number of international awards recognition, including “Best Credit Risk Technology Implementation” at The Asian Banker Hong Kong Awards 2022, “Hong Kong’s Best Bank for SMEs” at the Asiamoney Best Bank Awards 2022, “SME Banking in HKSAR – Highly Regarded Tier” in the Euromoney Market Leaders 2022 and the highest ranking among Hong Kong-based virtual banks in the Global Top 100 Digital Bank Ranking 2022 by TABInsights. Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has officially been informed of the approval of testing sign-off and independent assessment report and the decision of the Hong Kong Association of Banks to select it as a selected credit reference agency (“CRA”) under the Multiple CRAs Model. Our CRA, which is expected to commence business in late 2023, will tap into the potential in the Great Bay Area from Hong Kong and contribute to credit reference business in the region. We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies. In 2022, we established our presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform. As of December 31, 2022, we have expanded our overseas presence to 20 countries and territories, covering more than 170 customers.

ANNUAL REPORT 2022 11 Chairman’s Statement Recent Developments after the Reporting Period On February 20, 2023, the Company published a circular which contains further details of the proposed disposal (the “Disposal”) of equity interests in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) by Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) (“Shanghai OneConnect”). On April 4, 2023, an extraordinary general meeting was held and the resolution was duly passed by the independent shareholders of the Company, pursuant to which the Disposal has been approved. Further details of the disposal can be found in the section headed “Material Acquisitions and Disposals” below. Save as disclosed above, there are no other important events that have occurred since December 31, 2022 up to the date of this Annual Report. Business Outlook In view of the development of digital economy, financial institutions are increasingly embracing digital transformation and more opportunities have been laid out for Fintech expansion. Looking ahead to 2023, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customer and product integration. We also expect to continue to invest in research and development activities to improve the technologies and applications we employ in providing our solutions, and to optimize our product structure by integrating single-module products to more integrated solutions. As a key part of our ecosystem strategy, in overseas market, we will continue to explore opportunities to provide our solutions, which have been tested and proven in China, to underserved overseas markets with robust demands for digital transformation. We believe the re-opening and economic stimulus will undoubtedly bolster China’s economy over a longer span. However, we do recognize that over the short term our recovery will take some time as a result of the business nature. We will continue with prudent operation in 2023, focusing on growing revenue from third-party customers, and improving profit margin. On behalf of the Board, I hereby extend my sincere gratitude to our customers, business partners and all of our Shareholders for their support and trust in the Company. I would also like to express appreciation to the management team and staff for their contribution to the development of the Group. For and on behalf of the Board Mr. Chongfeng Shen (Chairman and Chief Executive Officer) March 13, 2023

# Management Discussion and Analysis

## Revenue

| In RMB'000, except percentages | Year Ended December 31, 2022 (audited) | 2021 (audited) | YoY |
|---|---|---|---|
| **Technology Solution Segment**[1] | | | |
| Implementation | **861,820** | 733,648 | 17.5% |
| Transaction-based and support revenue | | | |
| Business origination services | **383,723** | 450,597 | -14.8% |
| Risk management services | **414,849** | 534,071 | -22.3% |
| Operation support services | **1,140,727** | 1,097,719 | 3.9% |
| Cloud services platform | **1,315,819** | 1,050,179 | 25.3% |
| Post-implementation support services | **50,983** | 49,447 | 3.1% |
| Others | **189,541** | 182,376 | 3.9% |
| Sub-total for transaction-based and support revenue | **3,495,642** | 3,364,389 | 3.9% |
| Sub-total | **4,357,462** | 4,098,037 | 6.3% |
| **Virtual Bank Business** | | | |
| Interest and commission | **106,540** | 34,320 | 210.4% |
| **Total** | **4,464,002** | 4,132,357 | 8.0% |

*Note:*

1 Intersegment eliminations and adjustments are included under technology solution segment.

Our total revenue increased by 8.0% to RMB4,464.0 million for the year ended December 31, 2022 from RMB4,132.4 million for the corresponding period of 2021, primarily as a result of the increase in revenue from technology solution.

*Technology Solution*. Our revenue from technology solution increased by 6.3% to RMB4,357.5 million for the year ended December 31, 2022 from RMB4,098.0 million for the corresponding period of 2021, primarily as a result of the increase in revenue generated from implementation and cloud services platform. Revenue from implementation increased by 17.5% to RMB861.8 million for the year ended December 31, 2022 from RMB733.6 million for the corresponding period of 2021. Revenue from cloud services platform increased by 25.3% to RMB1,315.8 million for the year ended December 31, 2022 from RMB1,050.2 million for the corresponding period of 2021, benefiting from (i) the roll-out of our gamma platform AI customer service and other products; and (ii) increased demands for solutions in cloud services platform, mainly benefitting from on-going digital transformation within Ping An Insurance (Group) Company of China, Ltd. ("**Ping An**", together with its subsidiaries, the "**Ping An Group**").

*Virtual Bank Business*. Our interest and commission revenue increased significantly to RMB106.5 million for the year ended December 31, 2022 from RMB34.3 million for the corresponding period of 2021, primarily due to the rapid growth in customer demand.

12 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Management Discussion and Analysis

The following tables set forth our number of customers and their revenue contribution for the year ended December 31, 2022 as compared to the corresponding period of 2021:

| | For the year ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2021 | | | | 2022 | | | |
| | Number of customers[5] | Revenue RMB (in millions) | Average Revenue Per Customer | Net Expansion Rate (in percentage) | Number of customers[5] | Revenue RMB (in millions) | Average Revenue Per Customer | Net Expansion Rate (in percentage) |
| Ping An Group[1] | N/A | 2,316.7 | 2,316.7 | N/A | N/A | 2,526.7 | 2,526.7 | N/A |
| Premium Customers[2][3] | 796 | 1,746.5 | 2.2 | 96 | 649 | 1,798.4 | 2.8 | 81 |
| Premium-Plus Customers[2][4] | 212 | 1,564.5 | 7.4 | 91 | 221 | 1,671.6 | 7.6 | 82 |

*Notes:*

(1) Includes 37 and 40 legal entities in Ping An Group in 2021 and 2022, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd.

(2) Includes Lufax Group, see Note 5 to the consolidated financial statements.

(3) The net change in the number of premium customers from 2021 to 2022 was from 242 newly qualified premium customers and 389 disqualified premium customers in 2022.

(4) The net change in the number of premium-plus customers from 2021 to 2022 was from 92 newly qualified premium-plus customers and 83 disqualified premium-plus customers in 2022.

(5) We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship).

## Cost of Revenue

Our cost of revenue increased by 4.9% to RMB2,829.0 million for the year ended December 31, 2022 from RMB2,695.7 million for the corresponding period of 2021, primarily as a result of the increase in cost of revenue of technology solution.

*Technology Solution*. Our cost of revenue of technology solution increased by 4.4% to RMB2,775.4 million for the year ended December 31, 2022 from RMB2,658.7 million for the corresponding period of 2021. The increase was primarily driven by an increase in business service fees (which consist of business service fees under technology service fee, outsourcing labor costs, and other costs) and an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee), offset by a decrease in amortization of intangible assets recognized in cost of revenue. The increase in business service fees was primarily driven by an increase in business service fees under technology service fee primarily related to our Gamma Platform. Business service fees as a percentage of revenue slightly increased from 41.7% in 2021 to 42.0% in 2022, which resulted in higher costs during this initial transition period in 2022. The increase in labor related costs was primarily driven by the RMB181.9 million outsourcing labor costs-labor related costs we incurred since 2022 for better project management and cost optimization. Labor related costs as a percentage of revenue increased from 16.3% in 2021 to 18.9% in 2022, which was in relation to increase in implementation revenue, which are more labor intensive compared to other solutions and services we provide.

ANNUAL REPORT 2022 13

14 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Virtual Bank Business. Our cost of revenue of virtual bank business increased by 50.2% to RMB56.7 million for the year ended December 31, 2022 compared with RMB37.7 million for the corresponding period of 2021, as a result of the rapid growth of our virtual bank’s banking business. Gross Profit and Gross Margin As a result of the foregoing, our gross profit increased by 13.8% to RMB1,635.0 million for the year ended December 31, 2022 from RMB1,436.7 million for the corresponding period of 2021. Our gross margin increased to 36.6% for the year ended December 31, 2022 compared to 34.8% for the corresponding period of 2021, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin decreased to 40.1% for the year ended December 31, 2022 compared to 42.1% for the corresponding period of 2021. Operating Expenses Research and Development Expenses Our research and development costs increased by 4.8% to RMB1,417.7 million for the year ended December 31, 2022 from RMB1,353.0 million for the corresponding period of 2021, primarily due to our investments to enhance our existing solutions as well as for innovations, including upgrades of our platforms and research development of our cloud services platform. Selling and Marketing Expenses Our selling and marketing expenses decreased by 30.1% to RMB411.4 million for the year ended December 31, 2022 from RMB588.4 million for the corresponding period of 2021, mainly due to (i) a decrease in marketing and advertising expenses as we conducted fewer marketing campaigns in 2022, (ii) decrease in employee benefit expenses due to our employee-optimization efforts and (iii) a significant decrease in telecommunication expenses to nil in 2022 from RMB36.7 million in 2021 due to tightened regulations related to marketing through text messages. Our selling and marketing expenses as a percentage of revenue decreased to 9.2% in 2022 compared to 14.2% in 2021, as we benefited from economies of scale. General and Administrative expenses Our general and administrative expenses decreased by 2.0% to RMB824.7 million for the year ended December 31, 2022 from RMB841.7 million for the corresponding period of 2021, primarily due to our on-going cost optimization efforts. After excluding listing expense in connection with the Company’s listing in Hong Kong, adjusted general and administrative expenses for the year ended December 31, 2022 was RMB754.9 million, which constitutes 16.9% of revenue. Net impairment losses on financial and contract assets Our net impairment losses on financial and contract assets decreased to RMB33.6 million for the year ended December 31, 2022 from RMB72.2 million for the corresponding period of 2021, primarily due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable. Other Income, (Loss)/Gain – Net We incurred other income, gain-net of RMB70.8 million for the year ended December 31, 2022 compared to other income gain-net of RMB13.9 million for the corresponding period of 2021, primarily due to a higher net gain on derivatives and gain due to decreased redemption liability related to BER Technology remaining 20% equity acquisition deal.

ANNUAL REPORT 2022 15 Management Discussion and Analysis Finance Income Our finance income decreased by 49.0% from RMB28.8 million for the year ended December 31, 2021 to RMB14.7 million for the corresponding period in 2022, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings, which reduced our need to retain cash collateral. Finance Costs Our finance costs decreased by 51.5% from RMB76.6 million for the year ended December 31, 2021 to RMB37.2 million for the corresponding period in 2022, primarily due to our lower level of onshore bank borrowings. Share of Gain of Associate and Joint Venture Our share of gains of associate and joint venture increased by 149.9% from RMB9.9 million for the year ended December 31, 2021 to RMB24.9 million for the corresponding period of 2022, primarily contributed by improved profitability of Pingan Puhui Lixin Asset Management Co., Ltd. Impairment charges on Associates Our impairment charges on associate for the year ended December 31, 2022 was RMB11.0 million compared with nil for the corresponding period of 2021, primarily contributed by the disposal of Pingan Puhui Lixin Asset Management Co., Ltd. Loss Before Income Tax As a result of the foregoing, our loss before income tax decreased to RMB990.2 million for the year ended December 31, 2022 compared to RMB1,442.6 million for the corresponding period of 2021. Income Tax Benefit Our income tax benefit decreased by 44.6% from RMB112.1 million for the year ended December 31, 2021 to RMB62.1 million for the corresponding period in 2022, primarily due to a decrease in deferred income tax as a result of reduction in loss of entities that recognize tax benefit. Loss for the Year As a result of the foregoing, our loss decreased to RMB928.0 million for the year ended December 31, 2022 from RMB1,330.5 million for the corresponding period of 2021. Cash Flow Data For the year ended December 31, 2022, our net cash used in operating activities was RMB746.0 million, net cash generated from investing activities was RMB1,873.2 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB694.1 million primarily due to repayments of short-term borrowings. For the corresponding period of 2021, our net cash used in operating activities was RMB404.3 million, net cash generated from investing activities was RMB388.4 million and net cash used in financing activities was RMB1,611.8 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by our profitability.

16 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Liquidity and Capital Resources For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2022, we had cash and cash equivalents of RMB1,907.8 million (December 31, 2021: RMB1,399.4 million), restricted cash of RMB343.8 million (December 31, 2021: RMB1,060.4 million) and financial assets at fair value through profit or loss of RMB690.6 million (December 31, 2021: RMB2,071.7 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps. Borrowings As of December 31, 2022, we had short-term borrowings of RMB289.1 million (December 31, 2021: RMB815.3 million). We had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB295 million. The weighted average annual interest rate under our outstanding borrowings was 4.61% (December 31, 2021: 3.93%). None of our credit facilities contain a material financial covenant. Pledge of Assets As of December 31, 2022, among our restricted cash, RMB193 million were pledged for currency swaps and RMB5 million was pledged for business guarantee. Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets. Gearing Ratio As of December 31, 2022, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 11.6% (as of December 31, 2021: 25.3%). Significant Investments The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments as of December 31, 2022.

ANNUAL REPORT 2022 17 Management Discussion and Analysis Material Acquisitions and Disposals On November 24, 2022, we entered into an equity transfer agreement pursuant to which Shanghai OneConnect, a consolidated affiliated entity of the Company, conditionally agreed to sell the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000 to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司). Upon the completion, we no longer hold any equity interest in Puhui Lixin. For further details, please refer to the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023. Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the year ended December 31, 2022. Future Plans for Material Investments or Capital Assets We did not have detailed future plans for significant investments or capital assets as at December 31, 2022. Contingent Liabilities We had no material contingent liabilities as of December 31, 2022. Capital Expenditures and Capital Commitment Our capital expenditures were RMB67.9 million for the year ended December 31, 2022, as compared to RMB139.1 million for the year ended December 31, 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2022, we had nil capital commitment (as at December 31, 2021: Nil). Risk Management Currency risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates. We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items. Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

18 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Interest rate risk Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements. The risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings. Employees and Remuneration As of December 31, 2022, we had a total of 2,832 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2022: Function As of December 31, 2022 Research and Development 1,566 Business Operations 378 Sales and Marketing 597 General Administration 291 Total 2,832 For the year ended December 31, 2022, our employee benefit expenses amounted to RMB1,602.0 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time. Most employees of our Group have participated in a contribution pension scheme (the “Pension Scheme”) subsidized by government entities. The Group pays the required amount of contribution, which is based on a certain percentage of employees’ base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Group does not have any other material statutory or committed obligations in respect of the pension scheme. During the year ended December 31, 2022, no contribution was forfeited (by the Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Group to reduce the existing level of contribution. As at December 31, 2022, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

ANNUAL REPORT 2022 19 Corporate Governance Report The Board is pleased to present the Corporate Governance Report for the year ended December 31, 2022 (the “Reporting Period”). A. CORPORATE GOVERNANCE PRACTICES The Company is committed to achieving high standards of governance that properly protects and promotes the interests of all Shareholders and enhances corporate value and accountability. The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability. We believe that such policies and procedures provide the infrastructure for enhancing the Board’s ability to implement governance and exercise proper oversight on business conduct and affairs of the Company, and can create long term value for the shareholders of the Company and is beneficial for the Group’s sustainable growth. The Company is committed to developing a positive and progressive culture that is built on its vision and values. The Company is committed to exploring innovative technology applications in financial fields and scenarios, promoting the digital transformation of the whole industry with science and technology. The Company also provides all-around learning opportunities for the employees and also enhances efficiency and services and reduces costs and risk for the customer. That enables the Company to deliver long-term sustainable growth and success and to become a world-leading financial technology company. The Company’s corporate governance practices are based on the principles and code provisions as set out in the Corporate Governance Code contained in Appendix 14 to the Listing Rules and the Company has adopted the Corporate Governance Code as its own code of corporate governance. The Company has complied with all applicable code provisions from July 4, 2022 (the “Listing Date”) to the date of this annual report, save for code provision C.2.1 as disclosed in this Annual Report. B. Board of Directors Board of Directors The businesses of the Company are managed and conducted by the Board. The Board is responsible for leading and controlling the Group, promoting the success of the Company by guiding and overseeing the affairs of the Group, and making decisions objectively in the best interests of the Company. The Board will regularly review the contribution required from a Director to perform his/her responsibilities to the Group, and whether the Director is spending sufficient time performing them. Each Director should also disclose to the Company in a timely manner for any change, the number and nature of offices held in public companies or organizations and other significant commitments.

Corporate Governance Report

To oversee particular aspects of the Company's affairs, the Board has established the Audit Committee and the Compensation and Nomination Committee. The Board has delegated to the Board committees the responsibilities as set out in their respective terms of reference.

The Company has arranged appropriate insurance coverage in respect of liability arising from legal action against its Directors, and the insurance coverage is reviewed annually.

## Board Composition

As at December 31, 2022, the Board comprised two executive Directors (including the Chairman and Chief Executive Officer), five non-executive Directors and four independent non-executive Directors.

| Position | Name |
|---|---|
| **Executive Director** | Mr. Chongfeng Shen (Chairman and Chief Executive Officer)<br>Ms. Rong Chen<br>Dr. Wangchun Ye (resigned on November 10, 2022) |
| **Non-executive Director** | Ms. Sin Yin Tan<br>Ms. Xin Fu (appointed on November 10, 2022)<br>Mr. Wenwei Dou<br>Ms. Wenjun Wang<br>Mr. Min Zhu |
| **Independent Non-executive Director** | Dr. Yaolin Zhang<br>Mr. Tianruo Pu<br>Mr. Wing Kin Anthony Chow<br>Mr. Koon Wing Ernest Ip |

The biographical details of Directors and the relations of Board members are set out in the section headed "Biographical Details of Directors and Senior Management" in this Annual Report.

## Independent Non-executive Directors

The Board has complied with the requirements of the Listing Rules at any time from the Listing Date to December 31, 2022. The Company has appointed four independent non-executive Directors with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise, and the independent non-executive Directors represent over one-third of the Board.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his/her independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

20 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 21 Corporate Governance Report Corporate Governance Functions The Board is responsible for performing the functions set out in code provision of the Corporate Governance Code so as to ensure the establishment of sound corporate governance practices and procedures by the Company. During the period from the Listing Date to December 31, 2022, the Board has: (1) considered, formulated and reviewed the Company’s policies and practices on corporate governance; (2) reviewed and monitored the training and continuous professional development of Directors and senior management; (3) reviewed and monitored the Company’s policies and practices in compliance with legal and regulatory requirements as required under the applicable requirements of the Listing Rules; (4) reviewed and monitored the Directors’ and relevant employee’s compliance with the Company Code; and (5) reviewed the Company’s compliance with the Corporate Governance Code and relevant disclosure. Responsibilities of the Board and the Management The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management. Chairman and Chief Executive Officer Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen (“Mr. Shen”) as both the chairman and the chief executive officer of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

22 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Re-election of Directors Code provision B.2.2 states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. In accordance with the articles of association of the Company (the “Articles of Association”), one-third of the Directors for the time being shall retire from office by rotation at every annual general meeting of the Company provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years and any Director appointed by the Board or elected by the Shareholders to fill a casual vacancy or as an addition to the Board shall hold office until the first annual general meeting of the Company after such Director’s appointment and be subject to re-election at such meeting. Ms. Sin Yin Tan, Ms. Rong Chen, Mr. Wenwei Dou, Mr. Min Zhu, Dr. Yaolin Zhang, Mr. Tianruo Pu and Ms. Xin Fu will retire as Directors at the forthcoming annual general meeting of the Company and being eligible, will offer themselves for re-election at the meeting. The Company has entered into a service contract with each of the executive Directors for a term of three years and an appointment letter with each of the non-executive Directors and independent non-executive Directors for a term of three years. Directors are subject to retirement by rotation and re-election pursuant to the Articles of Association and the Listing Rules. The procedures and process of appointment, re-election and removal of Directors are set out in the Articles of Association. The Compensation and Nomination Committee is responsible for reviewing the Board composition, monitoring the appointment/re-election and succession planning of Directors. Training and Continuous Professional Development Directors Each newly appointed Director receives formal, comprehensive and tailored induction on the first occasion of his/her appointment, in order to make sure that he/she has appropriate understanding of the business and operations of the Company and is fully aware of his/her duties and responsibilities under the Listing Rules and other relevant statutory requirements. Directors are encouraged to participate in appropriate continuous professional development to develop and refresh their knowledge and skills to ensure that their contribution to the Board remains informed and relevant.

ANNUAL REPORT 2022 23 Corporate Governance Report During the Reporting Period, the Company arranged internal briefings for Directors and sent reading material on relevant topics to Directors for their reference and studying, including reading materials in relation to legal and regulatory updates. Directors Type(s) of Training Note Executive Directors Mr. Chongfeng Shen A and B Dr. Wangchun Ye (resigned as an executive director on November 10, 2022) A and B Ms. Rong Chen A and B Non-executive Directors Ms. Sin Yin Tan A and B Ms. Xin Fu (appointed on November 10, 2022) B Mr. Wenwei Dou A and B Ms. Wenjun Wang A and B Mr. Min Zhu A and B Independent Non-executive Directors Dr. Yaolin Zhang A and B Mr. Tianruo Pu A and B Mr. Wing Kin Anthony Chow A and B Mr. Koon Wing Ernest Ip A and B Note: Types of Training A: Attending training sessions, including but not limited to, internal briefings, seminars, conferences and workshops B: Reading relevant news alerts, newspapers, journals, magazines and relevant publications Joint Company Secretaries The joint company secretaries are responsible for facilitating the Board process, as well as communications among the Board members, Shareholders and management. Ms. Yanjing Jia, together with Ms. Wing Shan Winza Tang of Computershare Hong Kong Investor Services Limited, which is an external service provider specializing in integrated business, corporate and investor services, have been engaged by the Company as its joint company secretaries. The biographical information of Ms. Yanjing Jia and Ms. Wing Shan Winza Tang are set out in the section headed “Biographical Details of Directors and Senior Management” of this Annual Report. Ms. Yanjing Jia and Ms. Wing Shan Winza Tang have confirmed that they have taken not less than 15 hours of relevant professional training during the Reporting Period in compliance with Rule 3.29 of the Listing Rules. The primary contact person at the Company is Ms. Yanjing Jia.

24 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Committees As at December 31, 2022, the Board has established the following committees: (i) Audit Committee and (ii) Compensation and Nomination Committee. These committees operate in accordance with their respective terms of reference established by the Board. All Board committees of the Company are established with defined written terms of reference. The terms of reference of the Board committees are posted on the websites of the Company and of the Stock Exchange and are available to Shareholders upon request. The majority of the members of each Board committee are independent non-executive Directors and the list of the chairpersons and members of each Board committee is set out under “Corporate Information” of this Annual Report. Audit Committee The Audit Committee consists of three independent non-executive Directors, namely, Mr. Tianruo Pu (chairperson of the Audit Committee), Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip. The major duties and responsibilities of the Audit Committee are set out clearly in its terms of reference, which primarily include, among other things, (i) appointing the independent auditors (subject to shareholder approval) and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors, (ii) reviewing with the independent auditors any audit problems or difficulties and management’s response, (iii) discussing the annual audited financial statements with management and the independent auditors, (iv) reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, (v) reviewing and approving all proposed related party transactions and (vi) meeting separately and periodically with management and the independent auditors. The consolidated financial statements of the Group for the year ended December 31, 2022 have been reviewed by the Audit Committee and the external auditor. The Audit Committee is of the view that the consolidated financial statements of the Group for the year ended December 31, 2022 comply with the applicable accounting standards and the Listing Rules, and that sufficient disclosures have been made. During the year ended December 31, 2022, 7 meetings were held by the Audit Committee and the following matters have been discussed and considered: (a) reviewed the unaudited financial results for each of the first, second, third and fourth quarters of 2022 and the relevant quarterly results announcements; (b) reviewed the unaudited interim results of the Company for the six months ended June 30, 2022; (c) reviewed the interim report of the Company for the six months ended June 30, 2022; (d) reviewed the annual results of the Company for the year ended December 31, 2022; (e) discussed with the external auditor of the Company on the independent auditor’s report; (f) reviewed the Company’s internal control system and risk management system and discussed with the management on the effectiveness of these systems; and (g) recommended to the Board for the proposal for re-appointment of the external auditor of the Company. All members of the Audit Committee attended the meetings.

ANNUAL REPORT 2022 25 Corporate Governance Report Compensation and Nomination Committee The Compensation and Nomination Committee consists of three members: two independent non-executive Directors, namely Mr. Yaolin Zhang (chairperson of the Compensation and Nomination Committee) and Mr. Wing Kin Anthony Chow, and one executive Director, namely Ms. Rong Chen. The primary duties of the Compensation and Nomination Committee include assisting the Board in (i) reviewing, recommending and approving the compensation plan, including all forms of compensation, relating to our directors, senior management and executive officers, (ii) identifying candidates qualified to become our directors, and (iii) reviewing the structure, size and composition of the Board. In particular, the Compensation and Nomination Committee is responsible for, among other things, (i) reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, (ii) considering salaries paid by comparable companies, time commitments, responsibilities and employment conditions elsehere in the Group, (iii) selecting and recommending to the Board candidates for election by the shareholders or appointment by the Board, (iv) reviewing and monitoring the training and continuous professional development of Directors and senior management, (v) monitoring compliance with our code of business conduct and ethics, and (vi) reviewing and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules. The Compensation and Nomination Committee shall also ensure that no Director or any of his or her associates shall be involved in determining his or her own compensation. During the year ended December 31, 2022, the Compensation and Nomination Committee held one meeting for, among others, selecting and recommending the chairman of the Board candidates for appointment by the Board. All members of the Compensation and Nomination Committee attended the meeting. Director Nomination Policy The Company has adopted a director nomination policy which aims to render clear basis and procedures for the nomination and appointment of Directors. The Board will take into account factors such as character and integrity, qualifications, skills, experience, independence and diversity of the candidates, and whether or not the candidate is willing and able to devote adequate time to discharge duties as a member of the Board and Board committee upon receipt of the proposal of appointment of new Directors or the nomination proposal made by Shareholders at general meetings of the Company. When Directors are re-elected at general meetings, apart from the above standards, the Board will also review the overall contributions and services of retiring Directors to the Company and their level of participation and performance in the Board. The Compensation and Nomination Committee is responsible for reviewing the director nomination policy to ensure its effectiveness.

26 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Board Diversity Policy The Company has adopted a board diversity policy (the “Board Diversity Policy”) which sets out the objective and approach to achieve and maintain diversity of the Board in order to enhance its effectiveness. Pursuant to the Board Diversity Policy, the Board seeks to achieve its diversity through the consideration of a number of factors when selecting candidates to the Board, including but not limited to professional experience, skills, knowledge, gender, age, cultural and education background, ethnicity and length of service. The Directors have a mix of knowledge and skills, including in banking and finance, financial planning, legal and compliance, business management, business development and investments. They obtained degrees in various areas such as accounting, business administration, economics, computer science, law and engineering. The ages of our Directors range from 43 to 72 years old. The Compensation and Nomination Committee is responsible for reviewing the Board Diversity Policy, monitoring the implementation of the Board Diversity Policy and reviewing the Board Diversity Policy from time to time to ensure its continued effectiveness. As at December 31, 2022, the Board comprises eleven Directors, of which 36% of them are female and 64% of them are male. Having reviewed the Board Diversity Policy and the Board’s composition, the Compensation and Nomination Committee considered that the requirements of the Board Diversity Policy had been met and therefore, no measurable objective for the implementation of the Board Diversity Policy is required to be set. However, from time to time, the Compensation and Nomination Committee will monitor the Board’s composition and consider setting measurable objectives and reviewing such objectives to ensure their appropriateness and ascertain the progress made towards achieving Board diversity. As at December 31, 2022, the full-time employees of the Group (including senior management) comprise about 64.8% male and 35.2% female. Attendance of Board Meetings and Committee Meetings Pursuant to the Corporate Governance Code, board meetings should be held at least four times a year at approximately quarterly intervals. During the Reporting Period, the Board has held 5 meetings. Pursuant to the Corporate Governance Code, the chairman of the Board should at least annually hold meetings with independent non-executive Directors without the presence of other Directors. During the Reporting Period, the chairman of the Board has held one meeting with independent non-executive Directors in compliance with the Corporate Governance Code.

Corporate Governance Report

Details of the attendance of Directors at the Board meetings and committee meetings during the year under review are set out below:

### Number of meetings attended

| Directors | Board | Audit Committee | Compensation and Nomination Committee |
|---|---|---|---|
| **Number of meetings** | 5 | 7 | 1 |
| **Executive Directors** | | | |
| Mr. Chongfeng Shen | 5/5 | N/A | N/A |
| Dr. Wangchun Ye *(resigned as an executive director on November 10, 2022)* | 5/5 | N/A | N/A |
| Ms. Rong Chen | 5/5 | N/A | 1/1 |
| **Non-executive Directors** | | | |
| Ms. Sin Yin Tan | 5/5 | N/A | N/A |
| Ms. Xin Fu *(appointed on November 10, 2022)* | – | N/A | N/A |
| Mr. Wenwei Dou | 5/5 | N/A | N/A |
| Ms. Wenjun Wang | 4/5 | N/A | N/A |
| Mr. Min Zhu | 5/5 | N/A | N/A |
| **Independent Non-executive Directors** | | | |
| Dr. Yaolin Zhang | 5/5 | N/A | 1/1 |
| Mr. Tianruo Pu | 5/5 | 7/7 | N/A |
| Mr. Wing Kin Anthony Chow | 5/5 | 7/7 | 1/1 |
| Mr. Koon Wing Ernest Ip | 5/5 | 7/7 | N/A |

Since the Company was listed on the Stock Exchange in July 2022, no general meeting has been held since then for the year under review.

## Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors' securities transactions.

As the Shares were listed on the Stock Exchange on July 4, 2022, prior to when the Model Code was not applicable to the Company. Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code from the Listing Date to December 31, 2022.

No incident of non-compliance of the Model Code by the employees was noted by the Company.

ANNUAL REPORT 2022 27

28 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report Remuneration of Senior Management There were two employees classified as senior management for the year ended December 31, 2022. The remuneration of the senior management by band is set out below: Remuneration bands Number of employee(s) Below RMB500,000 0 RMB500,000 to RMB1,000,000 0 RMB1,000,001 to RMB1,500,000 0 Above RMB1,500,000 2 2 Details of the remuneration of each of the Directors for the year ended December 31, 2022 are set out in Note 38 to the consolidated financial statements. The remuneration payable to the Directors is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. None of the Directors has agreed to waive any emoluments for the year ended December 31, 2022. C. Accountability and Audit Directors’ Responsibility in respect of the Financial Statements The Board acknowledges its responsibility for preparing the accounts which seek to give a true and fair view of the state of affairs of the Company and the Group, with necessary supporting assumptions or qualifications. The Directors also ensure the timely publication of the financial statements of the Company. The management provides explanation and information to the Board to enable it to make an informed assessment of the financial and other information to be approved. The Board endeavors to ensure a balanced, clear and understandable assessment of the Company’s position and prospects when the Company presents financial reports and other information to general public and regulators pursuant to the Listing Rules and other statutory requirements. The Board is not aware of any material uncertainties relating to events or conditions which may cast significant doubt over the Group’s ability to continue as a going concern. Accordingly, the Board continues to prepare the financial statements on a going concern basis.

ANNUAL REPORT 2022 29 Corporate Governance Report Risk Management and Internal Control The Board has committed to ensuring the establishment and operation of an appropriate and effective risk management and internal control systems of the Company. The Board has continuously overseen the management in the design, implementation and monitoring of the risk management and internal control systems of the Company. The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness. The systems are designed to manage rather than eliminate the risk of failing in achieving our business objectives, and can only provide a reasonable and not absolute assurance against material misstatement or loss. The Company has established an organizational structure with clear division of duties and positions as well as reporting procedures. The Audit Committee assists the Board in continuous review of the effectiveness of the Company’s risk management and internal control systems. During the Reporting Year, the management conducted an internal assessment of relevant risks faced by the Company. There is no material change in the aspect, nature and extent of the risks faced by the Company since last review and the Company is confident of its capability to handle such risks and relevant measures have been established. The Company has adopted the risk management framework described below to address the risks faced by the Company: • The Board is the highest governance body for the comprehensive risk management of the Company. The Board oversees the establishment of the Company’s comprehensive risk management system, reviews and approves the comprehensive risk management objectives, risk appetite, thresholds and comprehensive risk management measures of the Company. • The Audit Committee reports to the Board and assumes the supervision and management responsibilities for comprehensive risk management. The Audit Committee supervises the application of the comprehensive risk management system and discusses with the management to ensure its effectiveness and investigates any potential or actual significant risk or irregularity within the Company. • The Company has also established a risk management committee (the “RMC”), which is responsible for the policies, systems, the implementation thereof, rewards and penalties and other management functions. The RMC oversees the establishment of a comprehensive risk management system, promotes the implementation of risk management objectives, risk appetite and thresholds, approves major risk management matters in light of these objectives, promotes the establishment of a standardized risk management mechanism, and supervises the development of risk management culture of the Company.

30 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report • The strategy and investment committee, consisting of Mr. Chongfeng Shen, Mr. Min Zhu, Mr. Yaolin Zhang and Ms. Sin Yin Tan, is responsible for reviewing and approving investment proposals made by our strategic investment and capital markets department, including issuances or disposals of equity or debt securities and investments in, joint ventures or alliances with, or acquisitions of other companies. The strategic investment and capital markets department sources investment projects in accordance with our investment strategy, and conducts thorough pre-investment due diligence to assess the risks and potential of the investment projects. • The Company has in place an employee handbook, including best commercial practices, work ethics and prevention mechanisms to avoid fraud, negligence and corruption, and a code of conduct approved by our management and have distributed them to all our employees. The Company provides employees with regular training and resources relating to work ethic, working procedures, internal policies, management, technical skills and other aspects to keep them abreast of the guidelines contained in the employee handbook. The Company has formulated a recruitment plan for the upcoming year based on the current turnover rate and our future business plan, and the Company continuously improves the recruitment process with the aid of information technology. The Company also has a rigorous background check process for our incoming employees. • The Company has adopted the whistleblowing policy pursuant to which employees, customers, suppliers and other concerned parties can report any actual or suspected misconduct, or malpractice or improprieties in any matter relating to the Group, and for such matters to be investigated and dealt with efficiently in an appropriate and transparent manner. The Board has designated the Audit Committee to receive on his behalf any such reports, to oversee the conduct of subsequent investigations, and to provide information, including recommendations arising from any investigations to Audit Committee for consideration by the Board. • The relevant risk management functions, including those at the local offices in jurisdictions where we operate, are responsible for formulating and implementing our risk management policies. The relevant departments take the lead in the day-to- day risk management related to our business operations, identify and assess potential risks, prepare risk management reports, and organize the implementation of appropriate response and treatment measures where necessary. The Directors have conducted an annual review of the effectiveness of the risk management and internal control system of the Group during the year ended December 31, 2022, covering all major functions including finance, operation and compliance. Based on the review results, the Directors are of the opinion that the system is effective and sufficient, having also considered the adequacy of resources, staff qualifications and experience, training programs and budget of the accounting, internal audit and financial reporting functions and the Company’s performance and reporting on environmental, social and governance.

ANNUAL REPORT 2022 31 Corporate Governance Report Auditor and Auditors’ Remuneration The statement of the external auditors of the Company about their reporting responsibilities on the financial statements is set out in this Annual Report on page 136. During the Reporting Period, the remuneration paid to the external auditor of the Group, being PricewaterhouseCoopers, is set out as follows: Service category Fee paid/payable for the Reporting Period (RMB’000) Audit services 16,501 Listing expenses 8,100 Non-audit services 3,150 Total 27,751 D. Communication with Shareholders and Investors The Company has adopted the shareholder communication policy with an aim to ensure that the Shareholders of the Company and as and when appropriate, the general investors to have timely access to the same and readily comprehensible comprehensive information about the Company. The Company has reviewed the implementation and effectiveness of the above shareholder communication policy during the period from the Listing Date to December 31, 2022 and is satisfied that the policy has been implemented effectively, having considered the availability of multiple channels of communication and engagement in place below. The Company conveys the information to the Shareholders and investors mainly through the following channels: • the website of the Stock Exchange on which the information disclosed to the market and submitted to the Stock Exchange is published; • the website of the Company (https://www.ocft.com/); • the interim reports and annual reports; and • the annual general meeting and other general meetings.

32 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance Report To facilitate the exchange of views between the Shareholders and the Board, the chairman of the Board and chairpersons of the Board committees (or their delegates (if applicable)), appropriate executive management personnel and the external auditor will attend the annual general meetings and answer the questions raised by the Shareholders. Rights of Shareholders Pursuant to Article 60(b) of the Articles of Association, one or more members holding at the date of deposit of the requisition not less than 10% of the voting rights shall be entitled to require the convening of a general meeting with a written requisition deposited at the registered office of the Company and specifying the objects of the meeting and the resolutions to the meeting agenda, and must be signed by the requisitionist. If the Board does not within 21 calendar days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said 21 calendar days. Shareholders may also contact the Investor Relations Department of the Company from time to time to understand the information published by the Company. The Company will inform the Shareholders of the designated e-mail address and enquiry hotline of the Company so that they can make any inquiries of the Company. Putting Forward Proposals at General Meetings by Shareholders There is no provision allowing the Company’s shareholders to put forward new resolutions at general meetings under the Companies Law of the Cayman Islands or the amended and restated articles of the Company. The Company’s shareholders who wish to put forward a resolution may request the Company to convene a general meeting following the procedures set out in the preceding paragraph. Enquiry to the Board Enquiry may be made to the Board at the principal place of business of the Company in Hong Kong at Room 2701, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. The Company publishes on its website (www.ocft.com) the latest company news relating to the Group. The public is welcome to provide opinions and make inquiries through the Company’s website.

ANNUAL REPORT 2022 33 Corporate Governance Report Amendments to the Constitutional Documents The fourth amended and restated Memorandum and Articles of Association was adopted by a Special Resolution passed on April 8, 2022 and effective on July 4, 2022. Save as disclosed above, no changes have been made to the Articles of Association by the Company during the Reporting Period. The latest version of Articles of Association are also available on the websites of the Company and the Stock Exchange. DIVIDEND POLICY The Company has adopted a dividend policy pursuant to the Corporate Governance Code, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. While deciding on the declaration or payment of any dividends and the amount of any dividends, the Board will take into account, among other things, the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If the Company pays any dividends on our Shares, we will pay those dividends which are payable in respect of the Shares underlying our ADSs to the Depositary, as the registered holder of such Shares, and the Depositary then will pay such amounts to our ADS holders in proportion to the Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Shares, if any, will be paid in U.S. dollars.

34 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report The Board is pleased to submit this Annual Report and audited consolidated financial statements of the Group for the year ended December 31, 2022. Principal Business The Company is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions, as well as digital infrastructure for financial institutions through our Gamma Platform. The shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange on July 4, 2022. Operating segment information of the Company for the Reporting Period is presented in Note 5 to the consolidated financial statements, and a list of principal subsidiaries of the Company, together with the details of their places of incorporation, principal businesses and shares in issue/registered capital, is set out in Note 1 to the consolidated financial statements. There are no substantial changes in the principal business of the Group during the Reporting Period. Results and Dividends The operating results of the Group for the year ended December 31, 2022 and the financial positions of the Company and the Group as at the same date are set out on pages 64 to 70 of the consolidated financial statements. The Board does not recommend the distribution of a final dividend for the year ended December 31, 2022. Business Review Details of the business review and performance of the Group during the Reporting Period (including the description of the main risks and uncertainties facing the Group, material events affecting the Company that have occurred since the end of 2022, the key financial performance indicators and prospects) are set out in the “Chairman’s Statement” and “Management Discussion and Analysis” sections on pages 8 to 18 of this Annual Report, which form part of this Annual Report. Summary of Financial Information According to the audited consolidated financial statements and after reclassification as appropriate, the published results, assets, liabilities and net assets of the Group for the past four fiscal years is presented on page 190 “Financial Summary” section of this Annual Report. This summary does not form part of the audited consolidated financial statements. Property, Plant and Equipment Details of changes in the property, plant and equipment of the Group during the Reporting Period are set out in Note 2 to the consolidated financial statements. Share Capital The Company had 1,169,980,653 ordinary shares in issue as at December 31, 2022. The changes in the share capital and share option (if any) of the Company during the year, together with the reasons therefor, are set out in Note 24 to the consolidated financial statements.

ANNUAL REPORT 2022 35 Directors’ Report Pre-emptive Right There are no provisions for pre-emptive rights under the Articles of Association or the laws of Cayman Islands (the jurisdiction in which the Company was incorporated) which would oblige the Company to offer new shares on a pro rata basis to existing Shareholders. Purchase, Sale or Redemption Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange since the Listing Date up to December 31, 2022. Tax Relief and Exemption The Company has no knowledge of any tax relief and exemption provided to the Shareholders due to their holding of the Company’s securities. Reserves Details of movements in the reserves of the Group and the Company during the Reporting Period are set out in Note 25 to the consolidated financial statements and the consolidated statement of changes in equity, respectively. Reserves Available for Distribution The Company may pay dividends out of its share premium account and retained earnings. As at December 31, 2022, the Company did not have any distributable reserves. Major Customers and Suppliers Details of the Group’s transactions with its major suppliers and customers during the year are set out as below: For the year ended December 31, 2022, aggregating Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) and its subsidiaries (“Ping An Group”) as one customer, Ping An Group was our largest customer, accounting for approximately 56.6% of our total revenue (2021: 56.1%). The aggregate revenue generated from our five largest customers contributed approximately 69.6% of our total revenue for the year ended December 31, 2022 (2021: 72.1%). For the year ended December 31, 2022, Ping An Group was our largest supplier, accounting for approximately 47.8% of our total purchases (2021: 46.3%). The aggregate purchases from our five largest suppliers contributed approximately 57.7% of our total purchases for the year ended December 31, 2022 (2021: 58.6%). Ping An is one of our controlling shareholders. Besides Ping An Group, our five largest customers also included Lufax Holding Ltd., which was an associate of Ping An Group.

36 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Environmental Policies and Performance The Group emphasizes the importance of energy conservation and environmental protection as part of its corporate culture and encourages its employees to minimize the use of paper by promoting digitalization of documents and better use of waste paper. Further details of the Group’s environmental policies and performance are disclosed in the environmental, social and governance report of the Company for the Reporting Period which has been published on the Company’s website and the website of the Stock Exchange website in accordance with the Listing Rules. Donations No donation has been made by the Group during the Reporting Period. Relationship with Stakeholders The Group recognizes that the interests of stakeholders are vital to the sustainable development of its business operation and is committed to maintaining effective communication with the major stakeholders, including customers and employees to enhance the relationship and cooperation for the long-term development of the Group. The Group’s customers include large and joint-stock banks, city commercial banks, small and medium-sized banks, property and casualty insurance companies, life insurance companies, financial institutions, and government agencies and regulators. Employees are considered as the most important and valuable assets of the Group. The remuneration package for employees generally includes salary and bonuses. The Group conducts periodic performance reviews for employees, and their remuneration is performance-based. Employees also receive welfare benefits including medical care, housing subsidies, pension, occupational injury insurance and other miscellaneous benefits. The Group also provides regular training to employees designed to improve staff dedication and increase staff knowledge in a number of important areas of its services, which has enhanced the productivity of employees. Compliance with Applicable Laws and Regulations As the Group mainly operates in China through its subsidiaries, it is subject to the Chinese laws and regulations relating to software and technology service, banking services, e-commerce and insurance, including but not limited to those on foreign investment, value-added telecommunication services, internet information services, mobile internet application information services, cyber security and privacy protection, blockchain, e-commerce, outsourcing services, loan facilitation, private investment funds, insurance, electronic certification service, taxation, intellectual property, labor and personnel, foreign exchange, stock incentive plans, anti-monopoly and unfair competition, M&A rules and overseas listings. Meanwhile, as a company incorporated in the Cayman Islands and listed on the NYSE and the Stock Exchange, the Company is governed by the Company Law of the Cayman Islands, the United States Securities Exchange Act of 1934, the United States Securities Act of 1933, the Listing Rules and the SFO. During the year ended December 31, 2022, to the best knowledge of the Board, the Group does not have any incidence of non-compliance with the relevant laws and regulations that would have a significant impact on the Group’s business.

ANNUAL REPORT 2022 37 Directors’ Report Directors The Directors during the Reporting Period and as at the date of this Annual Report were as follows: Executive Directors: Mr. Chongfeng Shen (Chairman and Chief Executive Officer) Dr. Wangchun Ye (resigned on November 10, 2022) Ms. Rong Chen Non-executive Directors: Ms. Sin Yin Tan Ms. Xin Fu (appointed on November 10, 2022) Mr. Wenwei Dou Ms. Wenjun Wang Mr. Min Zhu Independent Non-executive Directors: Dr. Yaolin Zhang Mr. Tianruo Pu Mr. Wing Kin Anthony Chow Mr. Koon Wing Ernest Ip Biographies of Directors and Senior Management Biographical details of the Directors and the senior management of the Group are set out on pages 50 to 55 of this Annual Report. Change in Directors’ Information The changes in Directors’ information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below: – Dr. Zhang has resigned as an independent director of Bank of Luoyang Co., Ltd. in May 2022; – Mr. Tianruo Pu served as an independent director of AnPac Bio-Medical Science Co., Ltd., a company listed on NASDAQ (stock ticker: ANPC) since October 2022; and – Ms. Fu served as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock ticker: LU) since November 2022. Save as disclosed above, there are no other changes in the Directors’ biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

38 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Independence of Independent Non-Executive Directors The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his/her independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules, and the Company is of the view that such independent non-executive Directors are independent. Service Contracts of Directors None of the Directors has entered into any unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation other than statutory compensation. Directors’ Interests in Material Transactions, Arrangements and Contracts as well as Competing Business Save as disclosed in (i) the section headed “Connected Transactions and Related Party Transactions” and Note 35 to the “Related Party Transactions” of the consolidated financial statements in this Annual Report and (ii) the announcement of the Company dated November 24, 2022 relating to the sale of 40% equity interest in Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司), no contracts of significance (as defined in Appendix 16 of the Listing Rules) related to the business of the Company to which the Company, its holding companies or any of its subsidiaries was a party and in which a Director or controlling shareholder of the Company had a material interest, whether directly or indirectly, subsisted at the end of 2022 or at any time during 2022. None of our Directors or their respective associates (as defined under the Listing Rules) has any interest in a business which competes or is likely to compete with our Group’s business under Rules 8.10(2)(b) and 8.10(2)(c) of the Listing Rules. Connected Transactions and Related Party Transactions On November 24, 2022, Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) (“Shanghai OneConnect”) (as the vendor) entered into an equity transfer agreement with Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) (“Puhui Management”) (as the purchaser), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the Completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin. For further details, please refer to the announcement published by the Company on November 24, 2022. The below table summarizes the proposed annual cap and actual annual cap for the year ended December 31, 2022 in respect of the Company’s continuing connected transactions with Ping An, its subsidiaries and/or its associates, details of which are disclosed in the section headed “Connected Transaction” of the Listing Document: Continuing connected transactions Proposed annual cap for the year ended December 31, 2022 (RMB in millions) Actual annual cap for the year ended December 31, 2022 (RMB in millions) Property Leasing Agreement Total value of right-of-use asset relating to leases with subsidiaries of Ping An 18.80 14.17

ANNUAL REPORT 2022 39 Directors’ Report Continuing connected transactions Proposed annual cap for the year ended December 31, 2022 (RMB in millions) Actual annual cap for the year ended December 31, 2022 (RMB in millions) Provision of Services and Products Agreement Transaction amount to be paid by subsidiaries and associates of Ping An 3,296.09 3,047.67 Services and Products Purchasing Agreement Transaction amount to be paid by us to subsidiaries and associates of Ping An 2,037.23 1,753.57 Financial Services Agreement Deposit Services Maximum daily balance of deposits placed by us with the subsidiaries of Ping An 3,184.34 2,913.34 Interest income received by us from the subsidiaries of Ping An for the deposits 17.65 9.23 Loan Financing Service Maximum daily balance of loans by us with the subsidiaries of Ping An 500.00 298.40 Loan interest payable by us on the loans to the subsidiaries of Ping An 17.50 2.67 Wealth Management Service Maximum daily balance of wealth management products purchased by us from the subsidiaries of Ping An 2,304.84 1,966.22 Investment income received by us from the subsidiaries of Ping An 30.72 18.89 Interbank Services Maximum daily balance of interbank deposits to be placed by us with the subsidiaries of Ping An 120.00 – Interest income received by us from the subsidiaries of Ping An for the interbank deposits 1.80 – Maximum daily balance of interbank loans by us with the subsidiaries of Ping An 250.00 178.65 Loan interest payable by us on the interbank loans to the subsidiaries of Ping An 3.75 – Derivative Products Services Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An 4,000.00 3,383.61 2022 Services Purchasing Agreement Transaction amount to be paid by us to Ping An Insurance (Group) Company of China, Ltd. 4.93 3.72

40 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Pursuant to Rule 14A.55 of the Listing Rules, all independent non-executive Directors have reviewed the continuing connected transactions and have confirmed that such continuing connected transactions were: (1) entered into in the ordinary and usual course of business of the Group; (2) conducted on normal commercial terms or better terms; and (3) carried out pursuant to the agreements of relevant transactions, the terms of which are fair and reasonable; and in the interests of Shareholders and the Company as a whole. Pursuant to Rule 14A.56 of the Listing Rules, the Company’s external auditor, PricewaterhouseCoopers, was engaged to report on the Group’s continuing connected transactions. Below was set out in the letter from the auditor containing their findings and conclusions of the review in respect of the disclosed continuing connected transactions: (1) nothing has come to the auditor’s attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board; (2) as for the transactions that involve the provision of goods or services by the Group, nothing has come to the auditor’s attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group; (3) nothing has come to the auditor’s attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and (4) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to the auditor’s attention that causes the auditor to believe that the disclosed continuing connected transactions have exceeded the annual caps as set by the Company. Save as disclosed in this Annual Report and the section headed “Connected Transaction” of the Listing Document, since the Listing Date and up to December 31, 2022, the Company had no connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules in relation to the disclosure of connected transactions and continuing connected transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. Details of related party transactions are set out in Note 35 to the consolidated financial statements. Contractual Arrangements The Group operates its business operations in the PRC through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company and VIEs that legally owned by equity holders authorized by the Group (collectively, “Contractual Arrangements”). For details of the Contractual Arrangements, see Note 1.2 of the consolidated financial statements. All independent non-executive Directors have reviewed the Contractual Arrangements and have confirmed that since the Listing Date and up to December 31, 2022, (i) the transactions carried out during such period have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by Shenzhen OneConnect to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, (iii) no new contracts was entered into, renewed or reproduced between the Group and Shenzhen OneConnect in respect of the Contractual Arrangements, and (iv) the Contractual Arrangements are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

Directors' Report

## Directors' and Chief Executives' Interests and/or Short Positions in Shares, Underlying Shares and Debentures

As at December 31, 2022, so far as is known to the Directors, the interests and/or short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were (i) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) required to be entered into the register required to be kept by the Company pursuant to Section 352 of the SFO, or (iii) otherwise notified to the Company and the Stock Exchange pursuant to the Model Code set out in Appendix 10 of the Listing Rules were as follows:

### 1. Interest in shares or underlying shares of the Company

| Name of Director | Capacity/Nature of interest | Number of shares or underlying shares | Approximate percentage of shareholding interest[1] |
|---|---|---|---|
| Ms. Rong Chen | Beneficial interest[2] | 1,178,122 | 0.10% |
| Mr. Chongfeng Shen | Beneficial interest[3] | 2,908,860 | 0.25% |
| Ms. Sin Yin Tan | Beneficial interest[4] | 78,000 | 0.01% |
| Mr. Wenwei Dou | Interest in controlled corporation[5] | 385,077,588 | 32.91% |
| Ms. Wenjun Wang | Interest in controlled corporation[5] | 385,077,588 | 32.91% |

Notes:

(1) The calculation is based on the total number of 1,169,980,653 Shares (including 81,368,430 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at December 31, 2022.

(2) As at December 31, 2022, Ms. Rong Chen held 135,900 Shares in the form of ADSs. Further, pursuant to the Stock Incentive Plan, Ms. Rong Chen has been granted 489,028 performance unit shares, and is entitled to receive up to 279,921 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Ms. Rong Chen also directly held 273,273 Shares in the form of ADSs pursuant to the exercise of options granted under the Stock Incentive Plan.

(3) As at December 31, 2022, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,540,001 performance unit shares, subject to the conditions (including vesting conditions) of such award.

(4) As at December 31, 2022, Ms. Sin Yin Tan held 78,000 Shares in the form of ADSs.

(5) Rong Chang is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of our non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

ANNUAL REPORT 2022 41

42 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Save as disclosed above, as at December 31, 2022, so far as is known to the Directors, none of the Directors and the chief executives of the Company had or were deemed to have any interest and/or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company under Divisions 7 and 8 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. Substantial Shareholders’ Interests and/or Short Positions in Shares and Underlying Shares As at December 31, 2022, the interests and/or short positions of persons (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO were as follows: Name of shareholder Capacity/Nature of interest Number of shares or underlying shares Approximate percentage of shareholding interest (1) Rong Chang Limited (2) (3) Beneficial interest 385,077,588 32.91% Sen Rong Limited (3) (4) (5) Beneficial interest 188,061,642 16.07% Ping An (5) (6) Interest in controlled corporations 375,764,724 32.12% Notes: (1) The calculation is based on the total number of 1,169,980,653 issued Shares (including 81,368,430 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at December 31, 2022. (2) As of December 31, 2022, Rong Chang was held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang. (3) Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of our Company as of December 31, 2022.

ANNUAL REPORT 2022 43 Directors’ Report (4) As of December 31, 2022, Sen Rong was wholly-owned by Yi Chuan Jin, which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許 良) as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as of December 31, 2022, (a) Mr. Jie Li has been granted 1,058,003 performance share units, and is entitled to receive up to 267,327 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 191,043 Shares in the form of ADSs pursuant to the exercise of options granted; and (b) Ms. Liang Xu is entitled to receive up to 39,284 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,462 Shares in the form of ADSs pursuant to the exercise of options granted. (5) Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events. (6) (i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of December 31, 2022; and (ii) China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas. Save as disclosed above, as at December 31, 2022, so far as is known to the Directors, no person (not being a Director or chief executive of the Company) had or was deemed to have any interest and/or short position in the shares or underlying shares of the Company which was required to be notified to the Company under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

44 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Directors’ Right to Acquire Shares or Debentures At no time during the Reporting Period, were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors to acquire such rights in any other corporations. Permitted Indemnity Provision In addition to the indemnities provisions as set out in the Articles of Association, Directors’ liability insurance is currently in place, and was in place during the Reporting Period, to protect the Directors of the Company against potential costs and liabilities arising from claims against them. Sufficient Public Float During the Reporting Period, according to the public information obtainable by the Company and to the knowledge of the Directors, the Company has maintained the minimum public float to the extent permitted by the Stock Exchange. Stock Incentive Plan The following is a summary of the principal terms of the Stock Incentive Plan adopted in November 2017 (which was amended from time to time). The Stock Incentive Plan permits the award of options, performance share units (“PSUs”) or other share-based awards to eligible participants. For details of the Stock Incentive Plan, please refer to “Statutory and General information – D. Stock Incentive Plan” in Appendix III of the Listing Document. 1. Purpose The purpose of the Stock Incentive Plan is to attract and retain the best available personnel to promote long-term sustainable development of the Group, maximize Shareholder value, and to achieve to a win-win outcome for our Company, our Shareholders and our employees. 2. Participants The Group’s employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the Stock Incentive Plan.

ANNUAL REPORT 2022 45 Directors’ Report 3. Total number of shares available Under the existing rules of the Stock Incentive Plan, the current maximum number of Shares that can be issued pursuant to share awards granted hereunder is 101,271,020 Shares. Upon Listing and pursuant to the Listing Rules, the total number of Shares which may be issued upon the vesting or exercise of all options that may be granted pursuant to the Stock Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Shares in issue immediately upon the Listing (the “Plan Limit”), being 116,998,065 Shares. As of the date of this annual report, none of the Plan Limit has been utilized. Any share awards in the form of options that were previously granted under the Stock Incentive Plan will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued and/or transferred upon exercise of all outstanding options under the Stock Incentive Plan and all other share award schemes of the Company granted and yet to be exercised shall not exceed 30% of the total number of Shares in issue from time to time. Notwithstanding the foregoing, the compensation and nomination committee of the Board has resolved that only existing Shares in issue, including those issued to the Depositary for bulk issuance of ADSs, shall however be used in settlement of awards which have been exercised or vested (as appropriate) in accordance with the terms of the Stock Incentive Plan. 4. Maximum entitlement of each participant Unless approved by the Shareholders in general meeting, the total number of Shares issued and/or transferred, and to be issued and/or transferred upon, the vesting or exercise of the options granted to each grantee (including both exercised, cancelled and outstanding options) in any twelve (12)-month period shall not exceed 1% of the Shares in issue. 5. Period to exercise option The exercise period of the options granted shall commence from the date on which the relevant options become vested and ending on the expiry date which shall be ten years from the grant date, subject to the terms of the Stock Incentive Plan and the share option agreement signed by the grantee. 6. Vesting period Except as otherwise approved by the Board and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of PSUs shall be further subject to the termination of the lock-up period of the initial public offering of our Shares. The first vesting date shall be the first anniversary date of the grant date (or the next day if there is no anniversary date). The number of awards vested each year is subject to adjustment based on a performance index each year. For the first three vestings, any unvested portion of awards due to adjustment of the performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of the performance index will be forfeited. In addition, awards that can be vested in a year will be forfeited if certain performance index is not met.

Directors' Report

## 7. Present status of the Stock Incentive Plan

### Options

As at December 31, 2022, the aggregate number of underlying Shares pursuant to the outstanding options granted under the Stock Incentive Plan is 10,137,344 Shares.

Details of the outstanding options granted under the Stock Incentive Plan during the period from the Listing up to December 31, 2022 (the "**Period**") are as follows:

| Name of Grantee | Date of grant[(1)(2)] | Date of expiration | Vesting period[(3)] | Exercise Price[(4)] (RMB/ Share) | Number of Shares | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Outstanding as at the Listing Date | Granted during the Period | Exercised during the Period | Lapsed during the Period | Cancelled during the Period | Outstanding as at December 31, 2022 |
| **Directors** | | | | | | | | | | |
| Ms. Rong Chen | November 7, 2017 | November 6, 2027 | 4 years | 2.00 | 279,921 | 0 | 0 | 0 | 0 | 279,921 |
| **Five highest paid individuals in aggregate[(5)]** | November 7, 2017 to June 1, 2019 | November 6, 2027 to May 31, 2029 | 4 years | 1.33 to 52.00 | 1,096,162 | 0 | 0 | 0 | 0 | 1,096,162 |
| **Other employees, related entity participants and service providers** | November 7, 2017 to July 26, 2019 | November 6, 2027 to July 25, 2029 | 4 years | 1.33 to 52.00 | 9,488,623 | 0 | 92,202 | 635,160 | 0 | 8,761,261 |
| **Total** | | | | | **10,864,706** | **0** | **92,202** | **635,160** | **0** | **10,137,344** |

Notes:

(1) No consideration is required to be paid for the grant of options.

(2) The fair value of the share options granted is set out in Note 26 to the consolidated financial statements.

(3) The exercise period of the options granted shall commence from the date on which the relevant options become vested and ending on the expiry date which shall be ten years from the grant date, subject to the terms of the Stock Incentive Plan and the share option agreement signed by the grantee.

(4) In respect of the options that were exercised after the Listing, the weighted average closing price immediately before the dates on which such options were exercised was HKD2.94/ Share.

(5) Does not include the Directors as details of the options granted to the Directors have been disclosed above.

46 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Directors' Report

## Performance share units ("PSUs")

As of December 31, 2022, the aggregate number of underlying Shares pursuant to the outstanding PSUs granted under the Stock Incentive Plan is 36,232,094 Shares.

Details of the outstanding PSUs granted under the Stock Incentive Plan during the period from the Listing up to December 31, 2022 are as follows:

| Name of Grantee | Date of grant[1][2] | Date of expiration | Vesting period[3] | Exercise Price[4] (RMB/ Share) | Number of Shares | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Outstanding as at the Listing Date | Granted during the Period | Exercised during the Period | Lapsed during the Period | Cancelled during the Period | Outstanding as at December 31, 2022 |
| **Directors** | | | | | | | | | | |
| Mr. Chongfeng Shen | January 2, 2022 | January 1, 2032 | 4 years | 0.00 | 2,320,000 | 0 | 579,999 | 0 | 0 | 1,740,001 |
| | December 16, 2022 | December 15, 2032 | 4 years | 0.00 | 0 | 800,000 | 0 | 0 | 0 | 800,000 |
| Ms. Rong Chen | October 12, 2021 | October 11, 2031 | 4 years | 0.00 | 252,000 | 0 | 41,400 | 21,572 | 0 | 189,028 |
| | December 16, 2022 | December 15, 2032 | 4 years | 0.00 | 0 | 300,000 | 0 | 0 | 0 | 300,000 |
| **Five highest paid individuals in aggregate[5]** | June 21, 2021 to December 16, 2022 | June 20, 2031 to December 15, 2032 | 4 years | 0.00 | 2,207,146 | 650,000 | 366,750 | 192,119 | 0 | 2,298,277 |
| **Other employees, related entity participants and service providers** | September 10, 2019 to December 16, 2022 | September 9, 2029 to December 15, 2032 | 4 years | 0.00 | 13,518,844 | 22,850,000 | 2,068,341 | 3,395,715 | 0 | 30,904,788 |
| **Total** | | | | | **18,297,990** | **24,600,000** | **3,056,490** | **3,609,406** | **0** | **36,232,094** |

ANNUAL REPORT 2022 47

48 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Directors’ Report Notes: (1) No consideration is required to be paid for the grant of PSUs. The closing price of the Shares immediately before the date on which the PSUs granted on December 16, 2022 was USD6.15 per ADS (each ADS representing 30 Shares as of December 15, 2022). (2) The fair value of the PSUs granted is set out in Note 26 to the consolidated financial statements. (3) The exercise period of the PSUs granted shall commence from the date on which the relevant options become vested and ending on the expiry date which shall be ten years from the grant date, subject to the terms of the Stock Incentive Plan and the share option agreement signed by the grantee. (4) In respect of the PSUs that were exercised after the Listing, the weighted average closing price immediately before the dates on which such PSUs were exercised was HKD1.78/ Share. (5) Does not include the Directors as details of the options granted to the Directors have been disclosed above. Others As of the December 31, 2022, we have not granted any other types of share-based awards. 8. Amount payable upon acceptance No consideration is required to be paid for the grant of options or awards. 9. Basis for determining exercise price of options granted or the purchase price of shares awarded The administrator of the Stock Incentive Plan shall determine the exercise price of options granted, which for options granted after the Listing, shall not be lower than the higher of the following: (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the grant date; or (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date. 10. Remaining life of the Stock Incentive Plan Unless terminated earlier, the Stock Incentive Plan shall be valid and effective for a period of ten years commencing on the date of adoption of the Stock Incentive Plan, after which period no further options shall be granted. All awards granted that are outstanding on the tenth anniversary of the effective date of the Stock Incentive Plan shall remain in force according to the terms of the Stock Incentive Plan and the applicable share option agreement. Before the expiration of the validity period of the Stock Incentive Plan, it may be extended accordingly with the approval of the Board.

ANNUAL REPORT 2022 49 Directors’ Report Corporate Governance Details of the principal corporate governance practices adopted by the Company are set out in the section of “Corporate Governance Report” of this Annual Report. Auditor The consolidated financial statements for the year ended December 31, 2022 have been audited by PricewaterhouseCoopers, which will retire at the conclusion of the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment. A resolution on the re-appointment of PricewaterhouseCoopers as the auditor of the Company will be proposed at the AGM. For and on behalf of the Board Mr. Chongfeng Shen (Chairman and Chief Executive Officer) March 13, 2023

50 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Biographical Details of Directors and Senior Management Directors Executive Directors Mr. Chongfeng Shen (沈崇鋒), aged 52, joined our Group in October 2021 and is currently our chief executive officer and our executive Director. Mr. Shen is mainly responsible for our Group’s day-to-day management. Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University). Mr. Shen received his bachelor’s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996. Ms. Rong Chen (陳蓉), aged 54, joined our Group in September 2017 and is currently our co-general manager and executive Director. Ms. Chen is a member of the Compensation and Nomination Committee of the Company. Ms. Chen has served as the vice chairman of OneConnect Bank since 2019. Ms. Chen is mainly responsible for overseeing our business in the southern region of the PRC and the marketing management department. Prior to joining us, Ms. Chen served as an executive vice president of Ping An Bank from April 2014 to September 2017, and as the chief financial officer of Ping An Bank from September 2016 to September 2017. Prior to that, Ms. Chen served as the assistant to the president of Ping An Bank from January 2012 to March 2014. From July 1993 to January 2012, Ms. Chen served in various senior management positions at Shenzhen Development Bank Co., Ltd. (as the predecessor of Ping An Bank), including as the chief operating officer, chief internal auditor, executive director of credit risk, and the president of the Shenzhen branch. Ms. Chen received her master’s degree in business economics from Zhongnan University of Economics and Law, China (formerly known as Zhongnan University of Economics) in June 1993.

ANNUAL REPORT 2022 51 Biographical Details of Directors and Senior Management Non-Executive Directors Ms. Sin Yin Tan (陳心穎), aged 46, joined our Group in December 2015 as a director of Shanghai OneConnect and has served as our non-executive Director since October 2017. She has also been serving as a director of OneConnect Financial Technology (Singapore) Co. Pte. Ltd., a wholly-owned subsidiary of the Company, since March 2018. Ms. Tan is mainly responsible for providing professional opinion and judgment to the Board. Ms. Tan is currently the co-chief executive officer and executive board director of Ping An, a company listed on both the Hong Kong Stock Exchange (stock code: 2318) and Shanghai Stock Exchange (stock code: 601318), overseeing Ping An’s technology businesses and digital innovation. She is a standing member of Ping An Group’s executive management committee and investment management committee across the insurance, banking, investment and technology businesses. Ms. Tan also serves on the board for various subsidiaries and associates of Ping An, including Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833), Ping An Bank, Ping An Life Insurance Company of China, Ltd. and Ping An Property and Casualty Insurance Company of China, Ltd. Between December 2014 and January 2021, Ms. Tan served as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock ticker: LU). Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in the United States and Asia for over 10 years. Ms. Tan graduated from Massachusetts Institute of Technology, United States with a master’s degree in electrical engineering and computer science and a double bachelor’s degree in electrical science and engineering, and in economics. Ms. Xin Fu (付欣), aged 43, is currently serving as the chief operating officer and director of the strategic development center of Ping An and its subsidiaries (“Ping An Group”). She joined Ping An Group in October 2017 as the general manager of its planning department, and served as the deputy chief financial officer of Ping An Group between March 2020 and March 2022. Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company. Ms. Fu also served as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock ticker: LU) since November 2022. Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years. Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012.

52 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Biographical Details of Directors and Senior Management Mr. Wenwei Dou (竇文偉), aged 57, joined our Group in October 2017 as our non-executive Director. Mr. Dou has also served as a director of Shenzhen OneConnect since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board. Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group and as a director or supervisor within the Lufax Group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then. Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively. Ms. Wenjun Wang (王文君), aged 55, has served as our non-executive Director since November 2021, after having previously served as our Director between October 2017 and June 2019. Ms. Wang joined our Group in September 2017 as a director of Shenzhen OneConnect. Ms. Wang is mainly responsible for providing professional opinion and judgment to the Board. Ms. Wang joined Ping An Group in 1996. She served as the general manager of staff service management of human resources centre in Ping An Group from June 1996 to March 2011, the employee representative supervisor from May 2006 to March 2011, and a general manager of the security department of Ping An Bank from April 2013 to November 2016. Ms. Wang received her bachelor’s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master’s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China (中 國深圳市職稱管理辦公室), (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997. Mr. Min Zhu (朱敏), aged 44, has served as our non-executive Director since January 2018. Mr. Zhu is mainly responsible for providing professional opinion and judgment to the Board. Mr. Zhu has more than ten years of experience in financial services and investment. Mr. Zhu also serves as chief executive officer and director of BYFIN Co., Limited since September 2018, and chief executive officer and director of BYFX Global Co., Ltd. since November 2017. Prior to that, Mr. Zhu served as the chief executive officer and director of BYFX HK Co., Ltd. from December 2015 to August 2018 and July 2019, respectively, and he also served in various directorships and senior management positions at SBI Holdings, Inc., Suzhou Yian Biotech Co., Ltd., SBI (China) Co., Ltd., SBI Investment Co., Ltd. and SBI Asset Management Co., Ltd. from October 2008 to December 2013. Mr. Zhu received his bachelor’s degree of economics in international trade (Japanese) from the Shanghai International Studies University, China in July 2001, and his master’s degree in business administration from Hosei University, Japan in March 2004.

ANNUAL REPORT 2022 53 Biographical Details of Directors and Senior Management Independent Non-Executive Directors Dr. Yaolin Zhang (張耀麟), aged 65, has served as our independent non-executive Director since February 2019. Mr. Zhang is the chairperson of the Compensation and Nomination Committee of the Company. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board. Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang has served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. since February 2019. Dr. Zhang has also served as an independent director of the Bank of Ningxia Co., Ltd. since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019. Dr. Zhang was also an independent director of Bank of Luoyang Co., Ltd. between August 2017 and May 2022. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang also served in various management positions at China Construction Bank. Dr. Zhang received his bachelor’s degree of science in physics from Fudan University, China in October 1982, his master’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007. Mr. Tianruo Pu (濮天若), aged 54, has served as our independent non-executive Director since September 2019. Mr. Pu is the chairperson of the Audit Committee of the Company. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board. Mr. Pu currently serves as an independent director of various listed companies, including AnPac Bio-Medical Science Co., Ltd. (NASDAQ: ANPC) since October 2022, Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock ticker: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd. (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012. Mr. Pu received his bachelor’s degree of arts in diplomatic English from China Foreign Affairs University, China in July 1991, his master’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.

54 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Biographical Details of Directors and Senior Management Mr. Wing Kin Anthony Chow (周永健), aged 72, has served as our independent non-executive Director since October 2020. Mr. Chow is a member of the Audit Committee and the Compensation and Nomination Committee of the Company. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board. Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), since May 2016, an independent non – executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2352), since December 2016, an independent non-executive director of Ping An Good Doctor since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021. Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. He is also a member of The National Committee of the Chinese People’s Political Consultative Conference. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020. Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021. Mr. Koon Wing Ernest Ip (葉冠榮), aged 62, has served as our independent non-executive Director since November 2021. Mr. Ip is a member of the Audit Committee of the Company. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board. Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip is also serving as an independent director of OneConnect Bank, since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. As an independent non-executive director of OneConnect Bank, Mr. Ip has the general responsibility of providing independent advice and guidance to the board of OneConnect Bank without involvement in its daily operations and management. Additionally, Mr. Ip is a member of the board risk management committee and chairperson of the board audit committee of OneConnect Bank, and is responsible for overseeing, monitoring and reviewing OneConnect Bank’s risk management framework and structure, financial reporting, internal audit function and the work of OneConnect Bank’s external auditor. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019.

ANNUAL REPORT 2022 55 Biographical Details of Directors and Senior Management Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC, and the president of the Hong Kong Business Accountants Association. He is also a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014. Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012. Senior Management The members of our senior management team and details of each of their experience are as follows: Dr. Runzhong Huang (黃潤中), aged 50, joined our Group in March 2019 and is currently our executive vice president. Dr. Huang is mainly responsible for overseeing our business in the northern and eastern regions of the PRC. Dr. Huang has also been serving as the chairman of the supervisory committee of Shenzhen OneConnect since January 2019 and represented Shenzhen OneConnect as the secretary-general of the Internet Finance Association of Small and Medium-sized Banks (Shenzhen) (中小銀行互聯網金融(深圳)聯盟) since April 2019. From July 2016 to December 2018, Dr. Huang served as the secretary-general of the China Banking Association. From October 2014 to July 2016, Dr. Huang served as a supervisor on the board of The Export-Import Bank of China. Prior to that, Dr. Huang worked for the National Audit Office of the PRC from August 2011 to October 2014 and the China Banking and Insurance Regulatory Commission from September 2003 to August 2011. Dr. Huang received his bachelor’s degree in law from the China Youth University of Political Studies, China in July 1994, a master’s degree in economics from Renmin University of China, China in January 2000, and a doctorate degree in economics from Peking University, China in June 2003. Mr. Yongtao Luo (羅永濤), aged 48, joined our Group in April 2021 and is currently our chief financial officer. Mr. Luo is mainly responsible for the Company’s finance and planning. Mr. Luo served as a chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company (平安基礎產業投資基金管理有限公司) from 2019 to 2021. Prior to joining our Company, Mr. Luo also served in various positions at Ping An Annuity Insurance Company (平安養老保險股份有限公司), including as vice president, the chief financial officer, the chief actuary, the board secretary, and as the general manager of the corporate planning actuarial department from February 2010 to April 2021. Mr. Luo received a bachelor’s degree of science in probability and statistics with honors from the School of Mathematics, Peking University, China in July 1997, and a master’s degree of science in actuarial and management sciences with honors from the University of Manitoba, Canada in October 2000. Mr. Luo is a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008.

56 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Biographical Details of Directors and Senior Management Joint Company Secretaries Ms. Yanjing Jia (賈燕菁) was appointed as a joint company secretary of our Company in June 2022. She has been serving as our chief strategy officer since November 2020 and general manager of our digital banking department since February 2023, prior to which Ms. Jia served as the general manager of the board office from August 2019 to November 2020 and as the general manager of strategy and planning at our strategy department from January 2019 to July 2019. Before joining us, Ms. Jia served as the general manager of the strategy and development department at CR Capital Holdings Co., Ltd. from December 2014 to December 2018, and business director of the strategy department at China Resources (Holdings) Co., Ltd. from September 2011 to November 2014. From August 2005 to July 2011, Ms. Jia also served as the senior project manager at McKinsey & Company. Ms. Jia received her bachelor’s degree of finance and master’s degree of finance from Tsinghua University, China in July 2003 and July 2005, respectively. Ms. Wing Shan Winza Tang (鄧頴珊) was appointed as a joint company secretary of our Company in February 2022 and with effect from the Listing Date. She has more than 10 years of experience in company secretarial services. Since February 2020, Ms. Tang has been an assistant vice president of the governance services of Computershare Hong Kong Investor Services Limited, a professional corporate secretarial service provider in Hong Kong. Ms. Tang has served as a joint company secretary of China Nature Energy Technology Holdings Limited (中國納泉能源科 技控股有限公司), a company listed on the Hong Kong Stock Exchange (stock code: 1597), since March 2020 and was a company secretary of Republic Healthcare Limited, a company listed on GEM of the Hong Kong Stock Exchange (stock code: 8357), from August 17, 2020 to December 1, 2021. Prior to joining Computershare Hong Kong Investor Services Limited, she served as a company secretarial manager of Haitong International Securities Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 665) from November 2017 to August 2019, an assistant company secretary of Joy City Property Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0207) from April 2014 to November 2017, and a corporate secretarial manager of O’Melveny & Myers Hong Kong office from August 2011 to April 2014. Ms. Tang received her bachelor of laws degree from the City University of Hong Kong, Hong Kong in 1998, and a master’s degree in corporate governance from London South Bank University, United Kingdom in 2005. Ms. Tang is an associate member and chartered governance professional of The Hong Kong Institute of Chartered Secretaries Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) in 2011 and 2018, respectively and The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrators) in 2007 and 2018, respectively.

ANNUAL REPORT 2022 57 Independent Auditor’s Report TO THE SHAREHOLDERS OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with limited liability) Opinion What we have audited The consolidated financial statements of OneConnect Financial Technology Co., Ltd. (the “Company”) and its subsidiaries (the “Group”), which are set out on pages 64 to 189, comprise: • the consolidated balance sheets as at December 31, 2022; • the consolidated statements of comprehensive income for the year then ended; • the consolidated statements of changes in equity for the year then ended; • the consolidated statements of cash flows for the year then ended; and • the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information. Our opinion In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key audit matters identified in our audit are summarised as follows: • Goodwill impairment assessments • Impairment loss allowance for trade receivables and contract assets • Recognition of deferred tax assets

58 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Independent Auditor’s Report Key Audit Matter How our audit addressed the Key Audit Matter Goodwill impairment assessments Refer to notes 3(e) and 13 to the consolidated financial statements. As at December 31, 2022, the net carrying amount of goodwill amounted to RMB289,161 thousands, which was regarded as attributable to the cash generating unit (“CGU”) of Technology Solutions segment. Goodwill impairment assessment is performed by management at least annually or more frequently if events or changes in circumstances indicate that a CGU to which goodwill has been allocated may be impaired. Based on the results of the impairment assessment, the recoverable amount of the CGU, to which the goodwill was allocated, exceeded its carrying value, and therefore no impairment loss on the goodwill was recognised as at December 31, 2022. The recoverable amount of the CGU was determined based on the value-in-use calculations using cash flow projections. We focused on this area because the estimation of recoverable amount is subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment assessment of goodwill is considered significant due to subjectivity of the significant assumptions used, and significant judgements involved in the impairment assessment, including revenue growth rates, long-term growth rate, profit margin and pre-tax discount rate. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management’s internal control and assessment process of goodwill impairment and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity and changes in assumptions used in the impairment tests; • We evaluated the outcome of prior period assessment of goodwill impairment to assess the effectiveness of management’s estimation process; • We evaluated and tested the controls over the impairment assessment of goodwill; • We evaluated the reasonableness of revenue growth rate, long-term growth rate, profit margin based on the current and historical business performance of the CGU; the management’s future business plan and market development, and the consistency with evidence obtained in other areas of the audit; • We utilised professionals with specialised skill and knowledge to assist in the evaluation of the appropriateness of the goodwill impairment assessment method, long-term growth rate and pre-tax discount rate adopted by the management. • We tested the completeness, accuracy and relevance of the underlying data used and the mathematical accuracy of the calculation in the goodwill impairment assessment; • We assessed the adequacy of the disclosures related to goodwill impairment in the context of the applicable financial reporting framework. Based on the procedures performed, we considered that management’s judgments and assumptions applied in the assessment of goodwill impairment are supported by the evidence obtained.

ANNUAL REPORT 2022 59 Independent Auditor’s Report Key Audit Matter How our audit addressed the Key Audit Matter Impairment loss allowance for trade receivables and contract assets Refer to notes 3(a), 4.1(b)(ii), 5.2(c) and 18 to the consolidated financial statements. As at December 31, 2022, the gross balance of trade receivables and contract assets were amounted to RMB998,036 thousands and RMB182,480 thousands, respectively, and the impairment loss allowances for these assets were amounted to RMB57,047 thousands and RMB59,852 thousands, respectively. The impairment loss allowances were determined using the expected credit loss (“ECL”) model. Management applied the simplified approach in determining ECL which used a lifetime expected impairment loss allowance for all trade receivables and contract assets. Management grouped trade receivables and contract assets based on their shared credit risk characteristics and the age of the underlying receivables, and then determined the impairment loss allowance on the basis of exposure at default and ECL rates, which considered historical credit loss experience adjusted to reflect current and forward-looking information. We focused on this area because the impairment loss allowance is subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment loss allowances is considered significant due to the complexity of the ECL model, subjectivity of significant assumptions used, and significant judgements involved in the grouping of trade receivables and contract assets, and the determination of ECL rates. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management’s internal control and assessment process of provision for impairment of trade receivables and contract assets and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity and subjectivity; • We evaluated and tested controls over the impairment of trade receivables and contract assets, including the grouping of trade receivables and contract assets and the determination of ECL rates; • We evaluated the appropriateness of the ECL model; • We evaluated the reasonableness of significant assumptions used by management relating to grouping of trade receivables and contract assets by considering the credit risk characteristics and the age of the underlying assets; • We evaluated the reasonableness of significant assumptions used by management relating to ECL rates by considering (i) the appropriateness of historical period selection, historical credit loss experience, current status of the assets and other relevant information; and (ii) the appropriateness of forward-looking information and macroeconomic factors affecting the expected ability of customers to settle receivables; • We tested the completeness, accuracy, and relevance of underlying data used and the mathematical accuracy of the ECL model. Based on the procedures performed, we considered that management’s judgments and assumptions applied in the assessment of impairment loss allowance for trade receivables and contract assets are supported by evidence obtained.

60 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Independent Auditor’s Report Key Audit Matter How our audit addressed the Key Audit Matter Recognition of deferred tax assets Refer to notes 3(b) and 33 to the consolidated financial statements. As at December 31, 2022, the balance of the Group’s deferred tax assets was RMB765,959 thousands. The recognition of deferred tax assets was based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in future periods, against which existing deductible temporary differences can be utilized. To determine the future taxable profits, reference was made to the latest available profit forecasts. Where the temporary difference is related to the carry-forward of operating losses, relevant tax law was considered on a jurisdictional basis to determine the availability of such losses to offset future taxable profits. We focused on this area because the estimation of sufficient future taxable profits is subject to high degree of estimation uncertainty. The inherent risk in relation to the recognition of deferred tax assets is considered significant due to subjectivity of significant assumptions used, and significant judgements involved in the forecast of sufficient future taxable profits used to support the recognition of the deferred tax assets. In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management’s internal control and assessment process of recognition of deferred tax assets and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors such as complexity, subjectivity and changes in assumptions used in recognition of deferred tax assets; • We evaluated and tested the controls over the recognition of deferred tax assets, including controls over the forecast of future taxable profits used to support the recognition of the deferred tax assets; • We obtained management’s calculation sheets of deferred tax assets and tested the completeness and accuracy of the underlying data used and the mathematical accuracy of the calculation sheets; • We evaluated the reasonableness of significant assumptions and estimates used by management in estimating future taxable profits, by (i) considering the results of a retrospective comparison of forecasted taxable profits in prior year to actual results in the current year; (ii) comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends; (iii) performing sensitivity analyses of significant assumptions to evaluate the changes in the forecasted taxable profits; and (iv) comparing whether the forecast was consistent with evidence obtained in other areas of the audit. Based on the procedures performed, we considered that management’s judgments and assumptions applied in the recognition of deferred tax assets are supported by the evidence obtained.

ANNUAL REPORT 2022 61 Independent Auditor’s Report Other Information The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of Directors and the Audit Committee for the Consolidated Financial Statements The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. The Audit Committee is responsible for overseeing the Group’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

62 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Independent Auditor’s Report As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

ANNUAL REPORT 2022 63 Independent Auditor’s Report We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Wenping Yao. PricewaterhouseCoopers Certified Public Accountants Hong Kong, April 24, 2023

64 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Consolidated statements of comprehensive income Year ended December 31, 2022 2021 Note RMB’000 RMB’000 Revenue 5 4,464,002 4,132,357 – Technology Solutions 4,357,462 4,098,037 – Virtual Bank Business 106,540 34,320 Cost of revenue 6 (2,828,986) (2,695,706) Gross profit 1,635,016 1,436,651 Research and development expenses 6 (1,417,691) (1,353,018) Selling and marketing expenses 6 (411,356) (588,380) General and administrative expenses 6 (824,711) (841,685) Net impairment losses on financial and contract assets 4.1(b) (33,639) (72,229) Other income, gains or loss-net 8 70,818 13,921 Operating loss (981,563) (1,404,740) Finance income 9 14,709 28,823 Finance costs 9 (37,173) (76,637) Finance costs – net 9 (22,464) (47,814) Share of gain of associate and joint venture – net 14 24,852 9,946 Impairment charges on associates 14 (10,998) – Loss before income tax (990,173) (1,442,608) Income tax benefit 10 62,147 112,095 Loss for the year (928,026) (1,330,513) Loss attributable to: – Owners of the Company (872,274) (1,281,699) – Non-controlling interests (55,752) (48,814) (928,026) (1,330,513)

ANNUAL REPORT 2022 65 Consolidated statements of comprehensive income Year ended December 31, 2022 2021 Note RMB’000 RMB’000 Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences 69,454 (152,542) – Changes in the fair value of debt instruments measured at fair value through other comprehensive income 5,324 (16) Items that will not be subsequently reclassified to profit or loss – Foreign currency translation differences 356,691 – – Changes in the fair value of equity investments measured at fair value through other comprehensive income – (1,796) 431,469 (154,354) Total comprehensive loss for the year (496,557) (1,484,867) Total comprehensive loss attributable to: – Owners of the Company (440,805) (1,436,053) – Non-controlling interests (55,752) (48,814) (496,557) (1,484,867) Loss per share attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 11 (0.80) (1.16) Loss per ADS attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 11 (23.90) (34.69) The notes on pages 71 to 189 are integral parts of these consolidated financial statements.

66 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Consolidated balance sheets As at December 31, 2022 2021 Note RMB’000 RMB’000 ASSETS Non-current assets Property and equipment 12 151,401 244,412 Intangible assets 13 570,436 687,194 Deferred tax assets 33 765,959 683,218 Financial assets measured at amortized cost from virtual bank 20 – 674 Investments accounted for using the equity method 14 199,200 185,346 Financial assets measured at fair value through other comprehensive income 16 821,110 640,501 Contract assets 5 – 868 Total non-current assets 2,508,106 2,442,213 Current assets Trade receivables 18 940,989 891,174 Contract assets 5 122,628 227,895 Prepayments and other receivables 19 1,078,604 752,667 Financial assets measured at amortized cost from virtual bank 20 44 12,711 Financial assets measured at fair value through other comprehensive income 16 1,233,431 482,497 Financial assets at fair value through profit or loss 21 690,627 2,071,653 Derivative financial assets 31 56,363 – Restricted cash and time deposits over three months 22 343,814 1,060,427 Cash and cash equivalents 23 1,907,776 1,399,370 Total current assets 6,374,276 6,898,394 Total assets 8,882,382 9,340,607 EQUITY AND LIABILITIES Equity Share capital 24 78 78 Shares held for share incentive scheme 26 (149,544) (80,102) Other reserves 25 10,953,072 10,512,631 Accumulated losses (7,510,899) (6,638,625) Equity attributable to equity owners of the Company 3,292,707 3,793,982 Non-controlling interests (14,652) 41,100 Total equity 3,278,055 3,835,082

ANNUAL REPORT 2022 67 Consolidated balance sheets As at December 31, 2022 2021 Note RMB’000 RMB’000 LIABILITIES Non-current liabilities Trade and other payables 27 132,833 313,834 Contract liabilities 5 19,977 19,418 Deferred tax liabilities 33 5,196 9,861 Total non-current liabilities 158,006 343,113 Current liabilities Trade and other payables 27 2,531,273 2,137,099 Payroll and welfare payables 431,258 515,067 Contract liabilities 5 166,650 153,844 Short-term borrowings 28 289,062 815,260 Customer deposits 29 1,929,183 1,350,171 Other financial liabilities from virtual bank 30 89,327 – Derivative financial liabilities 31 9,568 190,971 Total current liabilities 5,446,321 5,162,412 Total liabilities 5,604,327 5,505,525 Total equity and liabilities 8,882,382 9,340,607 The notes on pages 71 to 189 are integral parts of these consolidated financial statements. The financial statements on pages 64 to 189 were approved by the Board of Directors on April 24, 2023 and were signed on its behalf. Director, Chairman and Chief Executive Officer Chief Financial Officer Executive Director

# Consolidated statements of changes in equity

| | Note | Share capital RMB'000 | Shares held for share incentive scheme RMB'000 | Other reserves RMB'000 | Accumulated losses RMB'000 | Total RMB'000 | Non-controlling interest RMB'000 | Total equity RMB'000 |
|---|---|---|---|---|---|---|---|---|
| | | Attributable to owners of the Company | | | | | | |
| **As at January 1, 2022** | | 78 | (80,102) | 10,512,631 | (6,638,625) | 3,793,982 | 41,100 | 3,835,082 |
| Loss for the year | | – | – | – | (872,274) | (872,274) | (55,752) | (928,026) |
| Other comprehensive income, net of tax | | | | | | | | |
| – Foreign currency translation differences | 25 | – | – | 426,145 | – | 426,145 | – | 426,145 |
| – Fair value changes on financial assets measured at fair value through other comprehensive income | | – | – | 5,324 | – | 5,324 | – | 5,324 |
| Total comprehensive loss for the year | | – | – | 431,469 | (872,274) | (440,805) | (55,752) | (496,557) |
| **Transactions with equity holders:** | | | | | | | | |
| Share-based payments: | | | | | | | | |
| – Value of employee services and business cooperation arrangements | 26 | – | – | 13,361 | – | 13,361 | – | 13,361 |
| – Vesting of shares under Restricted Share Unit Scheme | | – | 4,720 | (4,720) | – | – | – | – |
| – Exercise of shares under Share Option Scheme | | – | 830 | 331 | – | 1,161 | – | 1,161 |
| – Repurchase of shares | | – | (74,992) | – | – | (74,992) | – | (74,992) |
| Total transactions with equity holders at their capacity as equity holders for the year | | – | (69,442) | 8,972 | – | (60,470) | – | (60,470) |
| **As at December 31, 2022** | | 78 | (149,544) | 10,953,072 | (7,510,899) | 3,292,707 | (14,652) | 3,278,055 |

The notes on pages 71 to 189 are integral parts of these consolidated financial statements

68 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Consolidated statements of changes in equity

| | | Attributable to owners of the Company | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | *Note* | Share capital RMB'000 | Shares held for share incentive scheme RMB'000 | Other reserves RMB'000 | Accumulated losses RMB'000 | Total RMB'000 | Non-controlling interest RMB'000 | Total equity RMB'000 |
| **As at January 1, 2021** | | 78 | (87,714) | 10,639,931 | (5,356,926) | 5,195,369 | 89,914 | 5,285,283 |
| Loss for the year | | – | – | – | (1,281,699) | (1,281,699) | (48,814) | (1,330,513) |
| Other comprehensive income, net of tax | | | | | | | | |
| – Foreign currency translation differences | *25* | – | – | (152,542) | – | (152,542) | – | (152,542) |
| – Fair value changes on financial assets measured at fair value through other comprehensive income | | – | – | (1,812) | – | (1,812) | – | (1,812) |
| Total comprehensive loss for the year | | – | – | (154,354) | (1,281,699) | (1,436,053) | (48,814) | (1,484,867) |
| **Transactions with equity holders:** | | | | | | | | |
| Share-based payments: | | | | | | | | |
| – Value of employee services and business cooperation arrangements | *26* | – | – | 25,409 | – | 25,409 | – | 25,409 |
| – Vesting of shares under Restricted Share Unit Scheme | | – | 700 | (700) | – | – | – | – |
| – Exercise of shares under Share Option Scheme | | – | 6,912 | 2,345 | – | 9,257 | – | 9,257 |
| Total transactions with equity holders at their capacity as equity holders for the year | | – | 7,612 | 27,054 | – | 34,666 | – | 34,666 |
| **As at December 31, 2021** | | 78 | (80,102) | 10,512,631 | (6,638,625) | 3,793,982 | 41,100 | 3,835,082 |

The notes on pages 71 to 189 are integral parts of these consolidated financial statements

ANNUAL REPORT 2022 69

70 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Consolidated statements of cash flows Year ended December 31, 2022 2021 Note RMB’000 RMB’000 Cash flows from operating activities Cash used in operations 34(a) (720,786) (383,704) Income tax paid (25,198) (20,630) Net cash used in operating activities (745,984) (404,334) Cash flows from investing activities Payment for acquisition of subsidiaries, net of cash acquired – (11,060) Payments for property and equipment (22,066) (45,553) Payments for intangible assets (45,877) (82,463) Payment for loans to related parties – (3,515) Payments for financial assets measured at fair value through other comprehensive income (614,772) (16,661) Payments for financial assets at fair value through profit or loss (2,706,721) (7,577,741) Proceeds/(Payments) for settlement of derivatives 16,491 (138,634) Release of restricted cash and time deposits over three months, net 922,818 1,206,607 Proceeds from sales of property and equipment 9,467 1,019 Receipts of loans to related parties 1,900 – Proceeds from sales of financial assets measured at fair value through other comprehensive income 193,495 16,833 Proceeds from sales of financial assets at fair value through profit or loss 4,092,407 7,019,968 Interest received on financial assets at fair value through profit or loss 26,027 19,635 Net cash generated from investing activities 1,873,169 388,435 Cash flows from financing activities Proceeds from short-term borrowings 34(c) 313,000 912,900 Proceeds from exercise of shares under share option scheme 1,161 9,257 Payments for lease liabilities 34(c) (76,734) (96,139) Repayments of short-term borrowings 34(c) (836,429) (2,376,945) Interest paid 34(c) (20,072) (60,854) Payments for shares repurchase (74,992) – Net cash used in financing activities (694,066) (1,611,781) Net increase/(decrease) in cash and cash equivalents 433,119 (1,627,680) Cash and cash equivalents at the beginning of the year 1,399,370 3,055,194 Effects of exchange rate changes on cash and cash equivalents 75,287 (28,144) Cash and cash equivalents at the end of year 1,907,776 1,399,370 The notes on pages 71 to 189 are integral parts of these consolidated financial statements.

# Notes to the consolidated financial statements

## 1 General information and basis of presentation

### 1.1 General information

OneConnect Financial Technology Co., Ltd. (the "Company") was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company's registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering ("IPO") on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share ("ADS") to its ordinary shares (the "ADS Ratio") from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities ("Structured Entities", "Variable Interest Entities" or "VIEs") and their subsidiaries ("Subsidiaries of VIEs") are collectively referred to as the "Group". The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the "Listing Business") mainly in the People's Republic of China (the "PRC"). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. Further details of the VIEs are set out in Note 1.2 below.

### 1.2 Organization and principal activities

As at December 31, 2022, the Company had direct or indirect interests in the following major subsidiaries (which are all corporations) including consolidated structured entities.

| Company name | Place and date of incorporation/ establishment | Principal activities and place of operations | Issued and paid-in capital/ Registered capital | Equity interest held by the Group As at December 31 2022 | 2021 | *Note* |
|---|---|---|---|---|---|---|
| **Subsidiaries** | | | | | | |
| Jin Tai Yuan Limited | British Virgin Islands/ October 27, 2017 | Investment holding, BVI | USD747,940,498 | 100% | 100% | |
| Jin Cheng Long Limited | Hong Kong/ October 30, 2017 | Investment holding, Hong Kong, the PRC | USD747,940,498 | 100% | 100% | |
| OneConnect Financial Technology (Hong Kong) Limited | Hong Kong/ March 15, 2018 | Software and technology service, information transmission, Hong Kong, the PRC. | USD1 | 100% | 100% | |

ANNUAL REPORT 2022 71

Notes to the consolidated financial statements

# 1 General information and basis of presentation (continued)

## 1.2 Organization and principal activities (continued)

| Company name | Place and date of incorporation/ establishment | Principal activities and place of operations | Issued and paid-in capital/ Registered capital | Equity interest held by the Group As at December 31 2022 | 2021 | Note |
|---|---|---|---|---|---|---|
| OneConnect Financial Technology (Singapore) Co., Pte. Ltd. | Singapore/March 26, 2018 | Software and technology service, information transmission. Singapore | SGD47,900,000 | 100% | 100% | |
| PT OneConnect Financial Technology Indonesia | Indonesia/December 04, 2018 | Software and technology service, information transmission. Indonesia | IDR10,000,000,000 | 100% | 100% | |
| Ping An OneConnect Bank (Hong Kong) Limited ("OneConnect Bank") | Hong Kong/December 07, 2018 | Banking service. Hong Kong, the PRC. | USD38,216,561 and HKD1,200,000,000 | 100% | 100% | |
| Shenzhen OneConnect Technology Services Co.,Ltd ("Shenzhen OneConnect Technology") | the PRC/January 04, 2018 | Technology promotion and computer application services, Shenzhen, the PRC | RMB4,903,181,996/ RMB4,960,000,000 | 100% | 100% | |
| Beijing Vantage Point Technology Co., Ltd. ("Vantage Point Technology") | the PRC/July 18, 2008 | Software and technology service, information transmission. Beijing, the PRC. | RMB13,333,529 | 51.67% | 51.67% | (i) |
| Shenzhen OneConnect Information Technology Service Company Limited ("Shenzhen OneConnect Information Technology") | the PRC/January 31, 2019 | Software and technology service, information transmission. Shenzhen, the PRC. | RMB100,000,000 | 51% | 51% | |
| Beijing BER Technology Company Ltd. ("BER Technology") | the PRC/March 30,2006 | Software and technology service, information transmission. Shenzhen, the PRC | RMB22,950,000 | 80% | 80% | (i) |
| Zhang Tong Shun (Guangzhou) Technology Co., Ltd. ("Zhang Tong Shun") | the PRC/May 9, 2019 | Information technology advisory services, Guangzhou, the PRC | RMB10,000,000 | 100% | 100% | (i) |
| **VIEs** | | | | | | |
| OneConnect Smart Technology Co., Ltd. (Shenzhen) ("Shenzhen OneConnect") | the PRC/September 15, 2017 | Software and technology service, information transmission. Shenzhen, the PRC. | RMB1,200,000,000 | 100% | 100% | |
| Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. ("Shenzhen CA") | the PRC/August 11, 2000 | E-commerce security certificate administration, Shenzhen, the PRC | RMB543,500,000 | 98.9% | 98.9% | (i) |

72 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

## 1 General information and basis of presentation (continued)

### 1.2 Organization and principal activities (continued)

| Company name | Place and date of incorporation/ establishment | Principal activities and place of operations | Issued and paid-in capital/ Registered capital | Equity interest held by the Group As at December 31 2022 | 2021 | Note |
|---|---|---|---|---|---|---|
| **Subsidiaries of the VIEs** | | | | | | |
| Shanghai OneConnect Financial Technology Co., Ltd. ("Shanghai OneConnect")* | the PRC/December 29, 2015 | Software and technology service, asset management and consulting. Shanghai, the PRC. | RMB1,200,000,000 | 100% | 100% | |
| Shenzhen Kechuang Insurance Assessment Co., Ltd. ("Kechuang")* | the PRC/August 27, 2001 | Insurance survey and loss adjustment. Shenzhen, the PRC. | RMB4,000,000 | 100% | 100% | |
| Shenzhen OneConnect Chuangpei Technology Co., Ltd. ("Chuangpei") | the PRC/June 1, 2016 | Software and technology service, information transmission. Shenzhen, the PRC. | RMB10,000,000 | 100% | 100% | |
| Zhuhai Yirongtong Asset Management Co., Ltd. ("Yirongtong") | the PRC/June 21, 2016 | Asset management and consulting. Zhuhai, the PRC | RMB12,000,000 | 100% | 100% | |
| Ping An OneConnect Cloud Technology Co., Ltd. ("OneConnect Cloud Technology") | the PRC/June 27, 2016 | Software and technology service, information transmission. Shenzhen, the PRC. | RMB500,000,000 | 100% | 100% | |

* Subsidiaries of Shenzhen OneConnect

Note:

(i) The subsidiaries were acquired by the Group through business combination.

PRC laws and regulations prohibit or restrict foreign ownership of companies that provide internet-based business, which include activities and services provided by the Group. The Group operates its business operations in the PRC through a series of contractual arrangements entered into among a wholly-owned subsidiary of the Company and VIEs that legally owned by equity holders ("Nominee Shareholders") authorized by the Group (collectively, "Contractual Arrangements"). The Contractual Arrangements include Exclusive Equity Purchase Option Agreement, Exclusive Business Cooperation Agreement, Exclusive Asset Option Agreement, Equity Pledge Agreement, Shareholder Voting Proxy Agreement, Letters of Undertakings and Spousal Consent Letters.

Under the Contractual Arrangements, the Company has the power to control the management, and financial and operating policies of the VIEs, has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. As a result, all these VIEs are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company.

ANNUAL REPORT 2022 73

74 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 1 General information and basis of presentation (continued) 1.2 Organization and principal activities (continued) The principal terms of the Contractual Arrangements are further described below: (a) Contractual agreements with Shenzhen OneConnect – Exclusive Equity Purchase Option Agreement Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect, and the shareholders of the direct shareholders of Shenzhen OneConnect, (each refer to as the “Indirect Shareholder”, together with the direct shareholders of Shenzhen OneConnect, “the Shenzhen OneConnect Shareholders”) (the “Exclusive Equity Purchase Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect Shareholders all or any part of their equity interests in Shenzhen OneConnect at any time and from time to time in Shenzhen OneConnect Technology’s absolute discretion to the extent permitted by PRC laws. Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreement’s expiry. – Exclusive Business Cooperation Agreement Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect agreed to engage Shenzhen OneConnect Technology as its exclusive provider of business support, technical and consulting services. In exchange for these services, Shenzhen OneConnect shall pay a service fee, which is equal to Shenzhen OneConnect’s profit before tax, after deducting any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, working capital, costs, expenses, tax and other statutory contribution in relation to the respective fiscal year. The service fee shall be paid annually and shall be wired to the designated bank account of Shenzhen OneConnect Technology upon issuance of invoice by Shenzhen OneConnect Technology. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

ANNUAL REPORT 2022 75 Notes to the consolidated financial statements 1 General information and basis of presentation (continued) 1.2 Organization and principal activities (continued) (a) Contractual agreements with Shenzhen OneConnect (continued) – Exclusive Asset Option Agreement Pursuant to the exclusive asset option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Exclusive Asset Option Agreement”), Shenzhen OneConnect Technology has the irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from Shenzhen OneConnect all or any part of its assets at any time at Shenzhen OneConnect Technology’s absolute discretion and to the extent permitted by PRC laws. The consideration shall be the higher of (a) a nominal price or (b) the lowest price as permitted under applicable PRC laws. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above. – Equity Pledge Agreement Pursuant to the equity pledge agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shenzhen OneConnect Shareholders (the “Equity Pledge Agreement”), the Registered Shareholders agreed to pledge as first charge all of their equity interests in Shenzhen OneConnect to Shenzhen OneConnect Technology as collateral security for any and all of the guaranteed debt under the Contractual Arrangements and to secure the performance of their obligations under the Contractual Arrangements. During the pledge period, Shenzhen OneConnect Technology is entitled to receive any dividends or other distributable benefits arising from the equity. The pledge in favor of Shenzhen OneConnect Technology takes effect upon the completion of registration with the relevant administration for industry and commerce of China and shall remain valid until Shenzhen OneConnect Shareholders and Shenzhen OneConnect have discharged all their obligations and fully paid all the amounts payable under the Contractual Arrangements. – Shareholder Voting Proxy Agreement Shenzhen OneConnect Technology, Shenzhen OneConnect, the Shenzhen OneConnect Shareholders and the subsidiaries of Shenzhen OneConnect entered into a shareholder voting proxy agreement. Pursuant to this agreement, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, such as the right to appoint or designate directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the shares held by such shareholder.. The effective term of this agreement is the same as that of the Exclusive Equity Purchase Option Agreement described above.

76 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 1 General information and basis of presentation (continued) 1.2 Organization and principal activities (continued) (a) Contractual agreements with Shenzhen OneConnect (continued) – Letters of Undertakings Each Indirect Shareholder signed a letter of undertakings to the Company. Under these letters, the signing Indirect Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing Indirect Shareholder represents that his or her spouse has no ownership interest in his or her equity interests in Shenzhen OneConnect. Each signing Indirect Shareholder further represents that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing Indirect Shareholder and OneConnect Financial Technology Co., Ltd. and/or its subsidiaries, the signing Indirect Shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of the Company. – Spousal Consent Letters Under the spousal consent letters, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant Contractual Arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the relevant Contractual Arrangements, and committed that he or she will take all necessary measures for the performance of those arrangements.

ANNUAL REPORT 2022 77 Notes to the consolidated financial statements 1 General information and basis of presentation (continued) 1.2 Organization and principal activities (continued) (b) Contractual agreements with Shenzhen CA Shenzhen CA and certain of its shareholders holding in the aggregate 98.9% of the equity interest in Shenzhen CA entered into a series of contractual agreements with Zhang Tong Shun. These agreements contain terms substantially similar to the contractual arrangements among Shenzhen OneConnect, Shenzhen OneConnect Shareholders and Shenzhen OneConnect Technology described above. (c) Risks in relation to the VIEs In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company, Shenzhen OneConnect Technology and Zhang Tong Shun having the power to direct activities that most significantly impact the VIEs, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIEs at its discretion. The Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital, capital reserve and PRC statutory reserves of the VIEs totalling RMB1,753 million and RMB1,774 million as of December 31, 2021 and 2022, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss. As the VIEs organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of Shenzhen OneConnect Technology and Zhang Tong Shun for the liabilities of the VIEs, and Shenzhen OneConnect Technology and Zhang Tong Shun do not have the obligation to assume the liabilities of these VIEs. In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIE and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, the enforceability of the contractual agreements between the Company, the VIE and its shareholders depends on whether the Company’s shareholders or their PRC holding entities will fulfil these contractual agreements. As a result, the Company may be unable to consolidate the VIE and VIE’ subsidiaries in the consolidated financial statements.

78 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 1 General information and basis of presentation (continued) 1.2 Organization and principal activities (continued) (c) Risks in relation to the VIEs (continued) On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino Foreign Equity Joint Ventures, the Law on Sino Foreign Cooperative Joint Ventures and the Law on Foreign Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the VIE and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the VIEs and financial conditions of the Company will not be materially and adversely affected. The Company’s ability to control VIEs also depends on rights provided to Shenzhen OneConnect Technology and Zhang Tong Shun, under the Shareholder Voting Proxy Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes Shareholder Voting Proxy Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the Contractual Arrangements between the Shenzhen OneConnect Technology, and Zhang Tong Shun, the VIEs and their respective shareholders and subsidiaries were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could: • revoke the Group’s business and operating licenses; • require the Group to discontinue or restrict its operations;

ANNUAL REPORT 2022 79 Notes to the consolidated financial statements 1 General information and basis of presentation (continued) 1.2 Organization and principal activities (continued) (c) Risks in relation to the VIEs (continued) • impose fines or confiscate any of the Group’s income that they deem to have been obtained through illegal operations; • require the Group to restructure the ownership structure or operations, re-apply for the necessary licenses or relocate its businesses, staff and assets; • impose additional conditions or requirements with which the Group may not be able to comply; or • restrict or prohibit the Group’s use of the proceeds from public offerings or other of the Group’s financing activities to finance the business and operations of the VIEs and their subsidiaries; or • take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business. The imposition of any of these restrictions or actions may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Company’s current ownership structure or the contractual arrangements with its VIEs is remote. The following are major financial statements amounts and balances of the Group’s VIEs and subsidiaries of VIEs (i.e. Shenzhen OneConnect, Shenzhen CA and their subsidiaries) of December 31, 2021 and 2022 and for the years ended December 31, 2021 and 2022.

80 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 1 General information and basis of presentation (continued) 1.2 Organization and principal activities (continued) (c) Risks in relation to the VIEs (continued) As at December 31, 2022 2021 RMB’000 RMB’000 Total current assets 3,865,127 3,820,222 Total non-current assets 906,455 996,872 Total assets 4,771,582 4,817,094 Total current liabilities 7,645,984 7,427,980 Total non-current liabilities 27,902 97,509 Total liabilities 7,673,886 7,525,489 For the year ended December 31, 2022 2021 RMB’000 RMB’000 Total revenue 4,064,707 3,723,306 Net loss (195,819) (708,699) Net cash used in operating activities (618,574) (439,174) Net cash generated from investing activities 918,498 3,633 Net cash generated from financing activities 368,778 108,564 Net increase/(decrease) in cash and cash equivalents 668,702 (326,977) Cash and cash equivalents, beginning of the year 237,550 564,527 Cash and cash equivalents, end of the year 906,252 237,550 The above financial statements amounts and balances have included intercompany transactions which have been eliminated on the Company’s consolidated financial statements. As of December 31, 2021 and 2022, the total assets of Group’s VIEs were mainly consisting of cash and cash equivalents, trade receivable, contract assets, prepayments and other receivables, financial assets at fair value through profit or loss, property and equipment, intangible assets and deferred tax assets. As of December 31, 2021 and 2022, the total liabilities of VIEs were mainly consisting of trade and other payables, payroll and welfare payables, contract liabilities and short-term borrowings.

ANNUAL REPORT 2022 81 Notes to the consolidated financial statements 2 Summary of significant accounting policies The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated. 2.1 Basis of preparation In January 2018, the Company acquired control of the Listing Business which was carried out through a domestic company and its subsidiaries (the “PRC Operating Entities”) through a series of transactions (the “Recapitalization”). The Company and those companies newly set up during the Recapitalization have not been involved in any other business prior to the Recapitalization and their operations do not meet the definition of a business. The Recapitalization is merely a recapitalization of the Listing Business with no change in management of such business and the ultimate owners of the Listing Business remain the same. Accordingly, the Group resulting from the Recapitalization is regarded as a continuation of the Listing Business conducted under PRC Operating Entities. The consolidated financial statements of the Group have been prepared and presented using the carrying amounts of the income, expenses, assets and liabilities of the consolidated financial statements of PRC Operating Entities for all periods presented. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income. The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 below. The Group has consistently adopted IFRS 9, IFRS 15 and IFRS 16 in the years ended December 31, 2021 and 2022.

82 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.1 Basis of preparation (continued) Recent accounting pronouncements (a) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022: • Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use • Amendments to IFRS 3 – Reference to the Conceptual Framework • Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract • Annual Improvements to IFRS Standards 2018-2020 The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods. (b) New standards and amendments to standards and interpretations not yet adopted Several new standards and amendments to standards and interpretations have been issued but not effective during the year 2022 and have not been early adopted by the Group in preparing these consolidated financial statements: Effective for annual periods beginning on or after IFRS 17 – Insurance Contracts 1 January 2023 Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies 1 January 2023 Amendments to IAS 8 – Definition of accounting estimates 1 January 2023 Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction 1 January 2023 Amendment to IFRS 16 – Leases on sale and leaseback 1 January 2024 Amendments to IAS 1 – Classification of Liabilities as Current or Non-current 1 January 2024 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture To be determined The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.

ANNUAL REPORT 2022 83 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.2 Principles of consolidation and equity accounting 2.2.1 Subsidiaries Subsidiaries are all entities (including structured entities or VIEs as stated in Note 1.2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively. For the parent company’s separate financial statements, investments in subsidiaries are accounted for using the equity method. 2.2.2 Investments accounted for using the equity method (i) Associate An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence could be demonstrated for an investment of less than 20%, for example, by representation on the board of directors or equivalent governing body of the investee. Investments in associates are accounted for using the equity method of accounting.

84 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.2 Principles of consolidation and equity accounting (continued) 2.2.2 Investments accounted for using the equity method (continued) (ii) Joint ventures Investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Investments in joint ventures are accounted for using the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment accounted for using the equity method include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate or a joint venture, any difference between the cost of the investment accounted for using the equity method and the Group’s share of the net fair value of the investment’s identifiable assets and liabilities is accounted for as goodwill. If the ownership interest in an associate or a joint venture is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. The Group’s share of post-acquisition profit or loss is recognized in the consolidated statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in investment accounted for using the equity method equals or exceeds its interest in the investment, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment. The Group determines at each reporting date whether there is any objective evidence that the investment accounted for using the equity method is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount adjacent to “share of loss of associate and joint venture” in the consolidated statement of comprehensive income. Profits and losses resulting from upstream and downstream transactions between the Group and its investment accounted for using the equity method are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the investment. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Gain or losses on dilution of equity interest in the investment accounted for using the equity method are recognized in the consolidated statement of comprehensive income.

ANNUAL REPORT 2022 85 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.3 Structured Entities A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directed by means of contractual or related arrangements. The Group determines whether it is an agent or a principal in relation to those structured entities in which the Group acts as an asset manager on management’s judgement. If an asset manager is agent, it acts primarily on behalf of others and so does not control the structured entity. It may be principal if it acts primarily for itself, and therefore controls the structured entity.The unconsolidated structured entities in which the Group acts as an asset manager is set out in Note 36. 2.4 Business combination Except for business combinations under common control, the Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss. Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

86 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.4 Business combination (continued) The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement. Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies. 2.5 Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. 2.6 Foreign currency translation Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the United States dollar (“US$”). RMB is the functional currency of the subsidiaries in PRC. As the major operations of the Group are within the PRC, the directors of the Company have chosen to present the Group’s financial statements in RMB (the presentation currency). Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the consolidated statements of comprehensive income. Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other income, gains or loss – net.

ANNUAL REPORT 2022 87 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.6 Foreign currency translation (continued) Transactions and balances (continued) Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income. Group companies The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet • income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and • all resulting exchange differences are recognized in other comprehensive income. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

88 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.7 Property and equipment Property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attribute to the acquisition of the items. Depreciation on property and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives or, in case of a leasehold improvements, the shorter lease term as follows: Category Expected useful life Office and telecommunication equipment 3-5 years Leasehold improvements 5 years The assets’ residual values and useful lives are reviewed, and adjusted quarterly if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other income, gains or loss – net’ in the consolidated statements of comprehensive income. 2.8 Intangible assets The Group’s intangible assets include application and platforms, purchased software, development costs in progress, goodwill, business licenses and others. Intangible assets can be recognized only when future economic benefits expected to be obtained from the use of the item will flow into the Group and its cost can be measured reliably. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition.

ANNUAL REPORT 2022 89 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.8 Intangible assets (continued) Costs associated with maintaining application and platform are recognized as an expense as incurred. Development costs that are directly attributable to the development and testing of identifiable application and platform controlled by the Group are recognized as intangible assets when the following criteria are met: • it is technically feasible to complete the application and platform so that it will be available for use • management intends to complete the application and platform and use or sell it • there is an ability to use or sell • it can be demonstrated how the application and platform will generate probable future economic benefits • adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and • the expenditure attributable to the application and platform during its development can be reliably measured. Directly attributable costs that are capitalized include employee costs, technology service fee and an appropriate portion of relevant overheads. Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. The useful lives of intangible assets are assessed by the period of bringing economic benefits for the Group. The useful lives of intangible assets excluding development cost in progress are set as follows: Expected useful life Application and platform 3 – 10 years Purchased software 3 – 10 years Business licenses 3 – 5 years Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end. Intangible assets with indefinite useful lives are not amortized, but are subject to annual impairment assessment.

90 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.9 Impairment of non-financial assets The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset’s recoverable amount. A non-financial asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs of disposal and its value-in-use, determined on an individual asset (or cash-generating unit) basis, unless the individual asset (or cash-generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash-generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount. Intangible assets with indefinite useful lives and development costs in progress are tested for impairment annually at each year end either individually or at the cash-generating unit level, as appropriate.

ANNUAL REPORT 2022 91 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.10 Financial assets Classification The Group classifies its financial assets in the following measurement categories: • those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and • those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held and the cash flow characteristics of the asset. For investments in equity instruments, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment measured at fair value through other comprehensive income. The Group reclassifies debt investments when and only when its business model for managing those assets changes. Recognition and measurement At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statement of comprehensive income. (a) Debt instruments Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments: • Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income, gains or loss together with foreign exchange gains and losses. Impairment losses are presented in the consolidated statements of comprehensive income.

92 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.10 Financial assets (continued) Recognition and measurement (continued) (a) Debt instruments (continued) • Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income, gains or loss. Interest income from these financial assets is included in other gain using the effective interest rate method. Foreign exchange gains and losses are presented in other income, gains or loss and impairment expenses are presented in the statement of profit or loss. • Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other income, gains or loss in the period in which it arises. (b) Equity instruments The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss. Changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value. (c) Impairment The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Expected credit loss refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The Group recognizes or reverses the impairment provision through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial instruments and correspondingly reduce the accumulated changes in fair value included in the OCI reserves of equity.

ANNUAL REPORT 2022 93 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.10 Financial assets (continued) Recognition and measurement (continued) (c) Impairment (Continued) For trade receivables and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets. The impairment matrix is determined based on historical observed default rates over the expected life of the contract assets and trade receivables with similar credit risk characteristics and is adjusted for forward-looking estimates. At every reporting date the historical observed default rates are updated and changes in the forward-looking estimates are analysed. Impairment on other receivables are measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit losses. Offsetting financial instruments Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty. 2.11 Financial liabilities The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss. Except for derivative financial instruments (Note 2.12), the Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including trade and other payables, short-term borrowings, customer deposits and other financial liabilities from virtual bank, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement. Where the present obligations of financial liabilities are discharged, cancelled or when they are expired, the Group derecognises these financial liabilities. The differences between the carrying amounts and the consideration received are recognised in profit or loss. Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

94 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.12 Derivative financial instruments The Group’s derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. The gains or losses arisen from fair value changes of derivatives are recognized in profit or loss. No derivative financial instruments are designated as hedging instrument. 2.13 Trade receivables Trade receivables are amounts due from customers for products sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 18 for further information about the Group’s accounting for trade receivables and Note 4 for a description of the group’s impairment policies. 2.14 Cash and cash equivalents For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. 2.15 Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 2.16 Leases The Group leases various properties. Rental contracts are typically made for fixed periods of 1 to 5 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes. Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

ANNUAL REPORT 2022 95 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.16 Leases (continued) Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments (including in-substance fixed payments), less any lease incentives receivable • variable lease payment that are based on an index or a rate • amounts expected to be payable by the lessee under residual value guarantees • the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and • payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: • the amount of the initial measurement of lease liability • any lease payments made at or before the commencement date less any lease incentives received • any initial direct costs, and • restoration costs. Right-of-use assets related to lease of properties are recorded under property and equipment (Note 12). Lease liabilities are recorded under trade and other payables (Note 27). Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. 2.17 Employee benefits (a) Pension obligations The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

96 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.17 Employee benefits (continued) (b) Housing benefits The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period. (c) Medical benefits The Group makes monthly contributions for medical benefits to the local authorities in accordance with relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period. 2.18 Share-based payments An equity-settled share-based compensation plan was granted to the employees and non-employees, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Group. The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted: • including any market performance; • excluding the impact of any service and non-market performance vesting conditions; • including the impact of any non-vesting conditions The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity. If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification. If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

ANNUAL REPORT 2022 97 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.19 Revenue recognition Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance: • provides all of the benefits received and consumed simultaneously by the customer; • creates and enhances an asset that the customer controls as the Group performs; or • does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation: • direct measurements of the value transferred by the Group to the customer; or • the Group’s efforts or inputs to the satisfaction of the performance obligation. When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value ascribed to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgement is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

98 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.19 Revenue recognition (continued) A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract. If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. A contract liability is recognized as revenue upon transfer of control to the customers of the promised license, products and services. Some of the Group’s contracts with customers contain multiple performance obligations. For these contracts, the Group accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, the management compares the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, the Group uses the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed to be not on market price basis, the Group reallocates the total contract price to the identified performance obligations based on its best estimated standalone selling price of each performance obligation. Only the contracts for business origination services (Note 2.19(b)) contain significant financing components. As a practical expedient, the Group does not account for financing components if the period between when the Group transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less. Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. The Group amortizes assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, the Group recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The following is a description of the accounting policy for the principal revenue streams of the Group.

ANNUAL REPORT 2022 99 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.19 Revenue recognition (continued) (a) Implementation and post-implementation support services Implementation services represent customer-specific software development or customization services provided to customers for the use of the Group’s software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or fixed-fee basis. The Group invoices fees for implementation services based on actual time and materials incurred to date or according to pre-agreed payment schedules. After development, license to use the software is granted to the customer with an indefinite life. The customer cannot benefit from the implementation service on its own without the license. The perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated and within the context of the contract, the promise of the Group is to transfer the implementation service together with the perpetual license as one output to its customers. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage-based royalty for the licence to use the software in the arrangement. For implementation services, revenue is recognised over time if the Group’s performance (i) provides all of the benefits received and consumed simultaneously by the customer, (ii) creates and enhances an asset that the customer controls as the Group performs, or (iii) does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation. Otherwise revenue is recognised at a point in time. The Group’s customer contracts often include both implementation services and post-implementation support services. Customers can benefit from implementation service and post-implementation support service on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. Implementation contracts are for software developed for specific needs of individual customers and therefore it does not have any alternative use for the Group. Moreover, implementation contracts provide the Group with an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation.

100 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.19 Revenue recognition (continued) (a) Implementation and post-implementation support services (continued) For post development maintenance services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement. Post implementation cloud services provided on a subscription basis, where the performance obligation is the grant of the right to continuously use the cloud services for a certain term, are recognized based on time elapsed and thus ratably over the contract terms. (b) Transaction based service The Group derives its transaction based service revenue primarily from business origination services, risk management services, operation support services and other services. Business origination services The Group provides business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies etc. In order to satisfy its performance obligations (that is generating customer leads for financial institutions), the Group designs marketing plans, sources leads and analyses the leads. The Group generates customer leads for financial institutions through its own platform or from channel partners. The leads, which are sourced from the Group’s own platform or from the channel partners, are grouped together and are screened and analysed by the Group to ensure that they meet customers’ criteria. When the leads are sourced from the channel partners, the Group determined that it is the principal in providing the business origination services to the financial institutions because the Group controls the leads sourced from channel partners, screens and analyses the leads before delivering those leads to customers. For business origination services, the Group is primarily responsible for fulfilling the promise to generate customer leads to financial institutions and has full discretion in establishing the price for the business origination services provided to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, the Group records revenue based on the gross amount payable by the financial institutions and records the amount payable to the channel partners as cost of revenue. The Group normally charges its customers based on successful referrals at fixed charge rates. The revenue for business origination services is recognized when a referral is successfully accepted by financial institutions.

ANNUAL REPORT 2022 101 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.19 Revenue recognition (continued) (b) Transaction based service (continued) Business origination services (continued) The Group determined that it is not the legal lender and legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, the Group does not record loans receivable and payable arising from the loans between lenders and borrowers. The Group acts as an agent to facilitate such loans. Operation support services Operation support services mainly represent calling services and insurance loss assessment services, digital certification and related services and solutions, service management platforms to participants around auto aftermarket scenarios, asset monitoring services and consulting services provided to financial institutions. For contracts which the Group charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis, the revenue from these services is recognized when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services. For contracts which the Group charges its customers based on the term of services and invoices the fee on periodical basis, and the performance obligation is to stand ready to provide operation support, the customers simultaneously receive and consume the benefits of these support services as the Group performs and revenue is recognized based on time elapsed and thus ratably over the term of the support arrangement. When the cash received is different from the revenue recognized, a “contract asset” or “contract liability” shall be recognized in the consolidated statement of financial position.

102 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.19 Revenue recognition (continued) (b) Transaction based service (continued) Risk management services Risk management services mainly represent credit risk assessment, identity verification service, risk management services used in insurance loss assessment and anti-fraud services provided to financial institutions. For risk management services contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services each time the Group performs, based on the amount charged for such services. Cloud platform services Cloud platform services mainly represent providing financial institutions with value-added services including computing, storage, database and backup services on a variety of cloud infrastructures. For cloud platform contracts, the Group normally charges its customers based on usage of the services at fixed charge rates, and invoices the fees on periodical basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services, based on the amount charged for such services. Others Other revenue mainly represents sales of products, asset management services and revenue from virtual bank. For sales of products, the Group recognizes revenue net of discounts and return allowances upon the time when the products are delivered to customers. For asset management services, the service revenues are recognized ratably over the term of the service contracts. (c) Interest and commission income For virtual bank, interest income from debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income is recognized in revenue using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.

ANNUAL REPORT 2022 103 Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.20 Interest income Interest income from virtual bank is included in the revenue (Note 5). Interest income from financial assets that are held for cash management purposes is included in finance income, see finance income (Note 9) below. Interest income from financial assets at FVPL and any other interest income is included in the net gains/ (losses), see other income (Note 8) below. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance). 2.21 Dividend income Dividend income is recognized when the right to receive payment is established. 2.22 Government grants Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate. 2.23 Tax Income tax comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income, or in other comprehensive income or in equity if it relates to items that are recognized in the same or a different period directly in other comprehensive income or in equity. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

104 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 2 Summary of significant accounting policies (continued) 2.23 Tax (continued) Deferred tax liabilities are recognized for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except: • when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

ANNUAL REPORT 2022 105 Notes to the consolidated financial statements 3 Critical accounting estimates and judgments The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have the most significant effect on the amounts recognized in the financial statements. (a) Impairment of financial assets measured at amortized costs The Group applies expected credit losses model in measuring impairment of trade receivables, contract assets, other receivables, loans and advances to customers. The expected loss rates are based on the Group’s past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting period. Details of the methodology and key inputs used are disclosed in Note 4.1(b)(ii). (b) Income taxes The Group is subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilised. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to on a jurisdictional basis determine the availability of the losses to offset against the future taxable profits. Significant items on which the Group has exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding the future financial performance of the Group. The deferred tax assets recognised as at December 31, 2021, 2022 were mainly attributable to major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise”, and being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilised is extended to 10 years.

106 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 3 Critical accounting estimates and judgments (continued) (b) Income taxes (continued) The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made. (c) Recognition of share-based compensation expenses As mentioned in Note 26, equity-settled share-based compensation schemes were established for the employees. The directors have used the Binomial option-pricing model to determine the grant date fair value of the options or restricted shares granted to employees, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the underlying equity value, risk-free interest rate, expected volatility and dividend yield, is required to be made by the directors in applying the Binomial option-pricing model. The values of options or restricted shares are subject to subjectivity and uncertainty relating to the assumptions and limitation of the model used to estimate such values. In addition, The Group is required to estimate the percentage of grantees that will remain in employment with the Group and whether the performance conditions for vesting will be met at the end of the vesting period. The Group only recognizes an expense for those share options or restricted shares expected to vest over the vesting period. (d) Estimation of the useful life of application and platform included in intangible assets As at December 31, 2022, the carrying amount of application and platform was RMB191,070,000 (2021: RMB257,118,000). The Group estimates the useful life of the application and platform to be at least 3 years based on the expected technical obsolescence of such assets. However, the actual useful life may be shorter or longer than 3 years, depending on technical innovations and competitor actions. If it were only 2 years, the amortisation would be RMB196,209,000 for the year ended December 31, 2022 (2021: RMB184,392,000). If the useful life were estimated to be 5 years, the amortisation would be RMB78,484,000 for the year ended December 31, 2022 (2021: RMB160,381,000).

ANNUAL REPORT 2022 107 Notes to the consolidated financial statements 3 Critical accounting estimates and judgments (continued) (e) Impairment of intangible assets including goodwill The Group is required to test impairment for goodwill, and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds its recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the cash generating unit (“CGU”) to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use. Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) revenue growth rate; (ii) long-term growth rate; and (iii) pre-tax discount rate. Details of the methodology and key inputs used are disclosed in Note 13. (f) Consolidation of VIEs As disclosed in Note 1.2, the Group exercises control over the VIEs and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIEs notwithstanding the fact that it does not hold direct equity interests in the VIEs, as it has power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through the Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company. 4 Management of financial risk The Group’s activities expose it to a variety of financial risks: market risk (comprising currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group. Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, the Group’s operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. The outbreak of COVID-19 and the resulting widespread health crisis have also adversely affected the economies and financial markets, which could result in an economic downturn. As a result, customer usage of the Group’s solutions and the revenue growth have been and will continue to be adversely affected. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others.

108 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) The Group has been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. The outlook for the pandemic remains fluid, and the full and long-term implications from COVID-19 on the Group’s business and results of operations are uncertain. The Group will continue to closely monitor the situation and adjust our business to meet the evolving customer demand. 4.1 Financial risk factors (a) Market risk Currency risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates. The Company and overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies denominated in RMB. The Group has entered into spot-forward USD/RMB derivative financial instruments to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. The Group monitors the size of foreign currency position, and manages foreign currency risk by utilizing hedging strategy. The subsidiaries of the Group are mainly operated in mainland China with most of the transactions settled in RMB. The Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency. The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the post-tax impact on profit and equity, after considering hedging strategy. Impact on post tax profit Impact on other components of equity At December 31, At December 31, 2022 2021 2022 2021 RMB’000 RMB’000 RMB’000 RMB’000 USD+5% 1,752 (4,028) 230,632 260,467 USD -5% (1,752) 4,028 (230,632) (260,467)

ANNUAL REPORT 2022 109 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (a) Market risk (continued) Interest rate risk Interest rate risk is the risk of an adverse impact to earnings or capital due to changes in market interest rates. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. Interest rate risk of the Group is mainly from mismatches in the interest rate profiles of assets, liabilities and capital instruments in Virtual Bank Business. The sensitivity analysis on earnings and economic value is described as follows: As at December 31, 2022 RMB million HKD USD RMB Impact on earnings over the next 12 months if interest rates rise by 200 basis points (9) 9 1 Impact on economic value if interest rates rise by 200 basis points (25) (1) – As at December 31, 2021 RMB million HKD USD RMB Impact on earnings over the next 12 months if interest rates rise by 200 basis points (20) – 4 Impact on economic value if interest rates rise by 200 basis points (27) – –

110 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (i) Credit risk management In 2022, the COVID-19 still had certain impacts on businesses in some provinces/cities and industries as well as the whole economy of the PRC. As a result, the quality of the Group’s credit assets and investment assets was affected to some extent. The Group’s credit risk is mainly associated with cash and cash equivalents, restricted cash and time deposits over three months, trade receivables, contract assets, other receivables, financial assets measured at amortized cost from Virtual Bank and financial guarantee contracts. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets as disclosed in Note 4.1(b)(ii). To manage this risk arising from cash and cash equivalents and restricted cash and time deposits over three months, the Group mainly transacts with state-owned or reputable financial institutions in the PRC including related parties (Note 35(d)) and reputable international financial institution outside the PRC. The Group considers that there is no significant credit risk and the Group will not suffer any material losses due to the default of these financial institutions. The Group’s trade receivables and contract assets mainly arise from transactions undertaken with customers. The Group mitigates the credit risk by assessing the credit quality, setting a shorter credit period or arranging the instalment payment and prepayment method. The impairment loss allowance for trade receivables and contract assets are disclosed in Note 18 and Note 5. For other receivables (except for financial guarantee fee receivables), management make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and forward looking information. For financial assets measured at amortized cost from virtual bank, management developed independent and regular procedures to review the approvals of credit applications, structure levels of credit risk by setting limits on the exposure of risk, and review the ability of borrowers to meet repayment obligations, with monitoring made on a revolving basis and performing periodic reviews. The credit programmes are managed on a portfolio basis, and the limits on the level of credit risk by sectors are approved annually by the management. The exposure to credit risk is mitigated by obtaining relevant financial guarantees. For debt securities and interbank exposure under treasury portfolio, external ratings are used, which are continuously monitored and updated.

ANNUAL REPORT 2022 111 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (continued) (ii) ECL measurement For financial assets whose impairment losses are measured using expected credit loss (“ECL”) model, the Group assesses whether their credit risk has increased significantly since their initial recognition, and applies a three-stage impairment model to calculate their impairment allowance and recognize their ECL, as follows: – Stage 1: If the credit risk has not increased significantly since its initial recognition, the financial asset is included in stage 1. – Stage 2: If the credit risk has increased significantly since its initial recognition but is not yet deemed to be credit-impaired, the financial instrument is included in stage 2. The description of how the Group determines when a significant increase in credit risk has occurred is disclosed in the following section of “judgement of significant increase in credit risk”. – Stage 3: If the financial instruments are credit-impaired, the financial instrument is included in stage 3. The definition of credit-impaired financial assets is disclosed in the following section of “the definition of credit-impaired assets”. The Group considers the credit risk characteristics of different financial instruments when determining if there is significant increase in credit risk. For financial instruments with or without significant increase in credit risk, 12-month or lifetime expected credit losses are provided respectively. The expected credit loss is the result of discounting the product of Exposure at Default, Probabilities of Default and Loss given Default. According to whether the credit risk has increased significantly or whether the assets have been impaired, the Group measures the impairment loss allowance with the expected credit losses of 12-month or the lifetime due to the credit risk characteristics of different assets. The Group applies the IFRS 9 simplified approach in measuring expected credit losses which uses a lifetime expected impairment loss allowance for all trade receivables and contract assets.

112 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (continued) (ii) ECL measurement (continued) Judgement of significant increase in credit risk (“SICR”) Under IFRS 9, when considering the impairment stages for financial assets, the Group evaluates the credit risk at initial recognition and also whether there is any significant increase in credit risk for each reporting period. The Group set quantitative and qualitative criteria to judge whether there has been a SICR after initial recognition. The judgement criteria mainly includes the Probabilities of Default changes of the debtors, changes of credit risk categories and other indicators of SICR, etc.. In the judgement of whether there has been a SICR after initial recognition, the Group has not rebutted the 30 days past due as presumption of SICR. The definition of credit-impaired assets Under IFRS 9, in order to determine whether credit impairment occurs, the defined standards adopted by the Group are consistent with the internal credit risk management objectives for relevant financial assets while considering quantitative and qualitative indicators. When the Group assesses whether the debtor has credit impairment, the following factors are mainly considered: • The debtor has overdue more than 90 days after the contract payment date • The debtor has significant financial difficulties • The debtor is likely to go bankrupt or other financial restructuring • The lender gives the debtor concessions for economic or contractual reasons due to the debtor’s financial difficulties, where such concessions are normally reluctant to be made by the lender The credit impairment of financial assets may be caused by the joint effects of multiple events and may not be caused by separately identifiable event.

ANNUAL REPORT 2022 113 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (continued) (ii) ECL measurement (continued) Forward-looking information The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the debtors to settle the receivables. The Group has developed macroeconomic forward looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include country or region local GDP, Consumer Price Index (“CPI”), Unemployment Rate (“UR”), Investment in fixed assets, Producer Price Index, Home price index, etc. based on the statistical analysis of historical data. The Group has identified the CPI to be the most relevant factor to evaluate expected credit losses on 31 December 2022, and has also taken into account of the Hong Kong real GDP and the Hong Kong UR in Virtual Bank operations, and accordingly adjusts the historical loss rates based on expected changes in these factors. In generating the forward-looking scenarios, the operationalization of the ECL models, using also the latest economic statistics, would take into account the recent influences of the coronavirus pandemic situation. Credit risk exposure Without considering the impact of collateral and other credit enhancement, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the consolidated financial statements.

114 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (continued) (ii) ECL measurement (continued) Credit risk exposure (continued) (1) Trade receivables and contract assets As at December 31, 2022 Trade receivables Contract assets Total RMB’000 RMB’000 RMB’000 Gross carrying amount Applying simplified approach 998,036 182,480 1,180,516 Loss allowance Applying simplified approach 57,047 59,852 116,899 As at December 31, 2021 Trade receivables Contract assets Total RMB’000 RMB’000 RMB’000 Gross carrying amount Applying simplified approach 934,152 311,103 1,245,255 Loss allowance Applying simplified approach 42,978 82,340 125,318

Notes to the consolidated financial statements

# 4 Management of financial risk (continued)

## 4.1 Financial risk factors (continued)

### (b) Credit risk (continued)

(ii) *ECL measurement* (continued)

Credit risk exposure (continued)

(1) Trade receivables and contract assets (continued)

To measure the expected credit losses, all trade receivables and contract assets have been grouped based on shared credit risk characteristics and the aging analysis. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The impairment loss allowance of trade receivables and contract assets applying simplified approach was determined as follows:

| | As at December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | Related parties | Up to 1 year | 1 year to 2 year | 2 year to 3 year | Above 3 years | Total |
| Expected loss rate | 2.27% | 3.33% | 42.80% | 68.40% | 97.75% | 9.90% |
| Gross carrying amount of trade receivables and contract assets applying simplified approach | 391,221 | 657,723 | 63,170 | 26,482 | 41,920 | 1,180,516 |
| Loss allowance of trade receivables and contract assets applying simplified approach | 8,888 | 21,885 | 27,038 | 18,113 | 40,975 | 116,899 |

| | As at December 31, 2021 | | | | | |
|---|---|---|---|---|---|---|
| | Related parties | Up to 1 year | 1 year to 2 year | 2 year to 3 year | Above 3 years | Total |
| Expected loss rate | 1.55% | 6.31% | 33.30% | 89.51% | 98.86% | 10.06% |
| Gross carrying amount of trade receivables and contract assets applying simplified approach | 456,470 | 653,428 | 81,012 | 39,758 | 14,587 | 1,245,255 |
| Loss allowance of trade receivables and contract assets applying simplified approach | 7,091 | 41,240 | 26,980 | 35,587 | 14,420 | 125,318 |

ANNUAL REPORT 2022 115

116 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (continued) (ii) ECL measurement (continued) Credit risk exposure (continued) (1) Trade receivables and contract assets (continued) Movements in the impairment loss allowance of trade receivables and contract assets applying simplified approach are as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 Beginning of the year (125,318) (97,243) Additions of impairment loss, net (18,715) (71,061) Recovery of amounts written off previously (9,980) – Write-off 37,156 42,986 Exchange difference (42) – End of the year (116,899) (125,318) (2) Other receivables Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime expected credit loss. The credit risk exposure of the other receivables was disclosed in Note 19(a).

ANNUAL REPORT 2022 117 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (continued) (ii) ECL measurement (continued) Credit risk exposure (continued) (3) Loans and advances to customers The following table presents the credit risk exposure of the loans and advances to customers from virtual bank. As at December 31, 2022 2021 RMB’000 RMB’000 Gross carrying amount Financial assets measured at amortized cost 44 13,575 Financial assets measured at fair value through other comprehensive income 1,608,402 1,103,460 1,608,446 1,117,035 Expected credit loss provision – 190 Expected loss rate – 1.40%

118 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (b) Credit risk (continued) (ii) ECL measurement (continued) Credit risk exposure (continued) (3) Loans and advances to customers (continued) Movements in the impairment loss allowance of loans and advances to customers applying three-stage approach are as follows: *1 Financial assets measured at amortized cost For the year ended December 31, 2022 2021 RMB’000 RMB’000 Beginning of the year (190) (711) Reversals/(Additions) of impairment loss 190 (1,170) Write-off – 1,691 End of the year – (190) *2 Financial assets measured at fair value through other comprehensive income For the year ended December 31, 2022 2021 RMB’000 RMB’000 Beginning of the year (1,962) (712) Additions of impairment loss (10,616) (1,250) Write-off 1,050 – End of the year (11,528) (1,962)

ANNUAL REPORT 2022 119 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (c) Liquidity risk The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believe that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from December 31, 2022. The liquidity risk of the foreign exchange swap is managed by aligning the critical terms of such swaps with the hedged items. The table below analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are undiscounted contractual cash flows. As at December 31, 2022 Within 1 year 1 to 5 years Total RMB’000 RMB’000 RMB’000 Short-term borrowings 294,461 – 294,461 Trade and other payables 1,236,571 139,387 1,375,958 – Including: lease liabilities 50,862 47,093 97,955 Other financial liabilities from virtual bank 89,327 – 89,327 Customer deposits 1,929,183 – 1,929,183 Non-derivative financial liabilities 3,549,542 139,387 3,688,929 Gross settled (foreign currency swaps) – (inflow) (198,722) – (198,722) – outflow 208,290 – 208,290 Derivative financial liabilities 9,568 – 9,568 Total 3,559,110 139,387 3,698,497

120 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.1 Financial risk factors (continued) (c) Liquidity risk (continued) As at December 31, 2021 Within 1 year 1 to 5 years Total RMB’000 RMB’000 RMB’000 Short-term borrowings 818,246 – 818,246 Trade and other payables 1,158,593 340,162 1,498,755 – Including: lease liabilities 65,094 112,102 177,196 Customer deposits 1,350,171 – 1,350,171 Non-derivative financial liabilities 3,327,010 340,162 3,667,172 Gross settled (foreign currency swaps) – (inflow) (2,147,751) – (2,147,751) – outflow 2,338,722 – 2,338,722 Derivative financial liabilities 190,971 – 190,971 Total 3,517,981 340,162 3,858,143 4.2 Capital management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term. The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at December 31, 2022.

ANNUAL REPORT 2022 121 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.3 Fair value estimation Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques. The Group’s financial assets measured at fair value mainly include financial assets at fair value through profit or loss and financial assets measured at fair value through other comprehensive income. Determination of fair value and fair value hierarchy All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The levels of the fair value hierarchy are as follows: (a) Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”); (b) Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and (c) Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”). The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value. For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

122 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.3 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from virtual bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered. For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ANNUAL REPORT 2022 123 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.3 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities: As at December 31, 2022 Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Assets measured at fair value Financial assets at fair value through profit or loss (Note 21) – 690,627 – 690,627 Financial assets measured at fair value through other comprehensive income (Note 16) 442,935 – 1,611,606 2,054,541 Derivative financial assets – 56,363 – 56,363 Financial liabilities Derivative financial liabilities – 9,568 – 9,568 As at December 31, 2021 Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Assets measured at fair value Financial assets at fair value through profit or loss (Note 21) – 2,070,977 676 2,071,653 Financial assets measured at fair value through other comprehensive income (Note 16) 16,334 – 1,106,664 1,122,998 Financial liabilities Derivative financial liabilities – 190,971 – 190,971

124 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.3 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) For the years ended December 31, 2021 and 2022, there were no transfers among different levels of fair values measurement. Movements of Level 3 financial instruments measured at fair value are as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 Beginning of the year 1,107,340 5,676 Additions, net 506,620 1,103,460 Losses recognised in other comprehensive income (1,678) (1,796) Losses recognised in other gain (676) – End of the year 1,611,606 1,107,340 Valuation inputs and relationships to fair value The following table summarises main quantitative and qualitative information about the significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers from virtual bank measured at fair value through other comprehensive income. The impact of changes in unobservable inputs for other level 3 fair value measurement was immaterial. Unobservable inputs Range of inputs 2022 2021 Financial assets measured at fair value through other comprehensive income – Loans and advances to customers from virtual bank Discount rate 5.66% – 9.30% 5.22% – 10.05% Prepayment ratio 0.34% – 0.38% 0.35% – 0.39%

ANNUAL REPORT 2022 125 Notes to the consolidated financial statements 4 Management of financial risk (continued) 4.3 Fair value estimation (continued) Valuation inputs and relationships to fair value (continued) The analysis below is performed for reasonably possible movements in unobservable inputs with all other variables held constant, showing the impact on the assets and other comprehensive income. Unobservable inputs Impact on the assets and other comprehensive income 2022 2021 – Loans and advances to customers from virtual bank Discount rate +5% (5,941) (4,579) -5% 5,975 4,608 Prepayment ratio +5% (283) (195) -5% 283 195 5 Segment information and revenue 5.1 Description of segments and principal activities The chief operating decision-makers and management personnel review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports. The Group has the following reportable segments for the year ended December 31, 2022: – Technology Solution – Virtual Bank Business

Notes to the consolidated financial statements

## 5 Segment information and revenue (continued)

### 5.1 Description of segments and principal activities (continued)

As the Group's assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.

| | Year ended December 31, 2022 | | | |
|---|---|---|---|---|
| | Virtual Bank Business RMB'000 | Technology Solutions RMB'000 | Intersegment eliminations and adjustments RMB'000 | Consolidated RMB'000 |
| Revenue | 106,540 | 4,360,546 | (3,084) | 4,464,002 |
| Cost of revenue | (56,716) | (2,775,354) | 3,084 | (2,828,986) |
| **Gross profit** | 49,824 | 1,585,192 | – | 1,635,016 |
| Research and development expenses | (18,276) | (1,399,415) | – | (1,417,691) |
| Selling and marketing expenses | (41,408) | (369,948) | – | (411,356) |
| General and administrative expenses | (114,546) | (710,165) | – | (824,711) |
| Net impairment losses on financial and contract assets | (10,616) | (23,023) | – | (33,639) |
| Other income, gains or loss – net | (544) | 71,362 | – | 70,818 |
| **Operating loss** | (135,566) | (845,997) | – | (981,563) |
| Finance income | – | 14,709 | – | 14,709 |
| Finance costs | (354) | (36,819) | – | (37,173) |
| Finance costs – net | (354) | (22,110) | – | (22,464) |
| Share of gain of associate and joint venture | – | 24,852 | – | 24,852 |
| Impairment charges on associates | – | (10,998) | – | (10,998) |
| **Loss before income tax** | (135,920) | (854,253) | – | (990,173) |

126 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 127 Notes to the consolidated financial statements Year ended December 31, 2022 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated RMB’000 RMB’000 RMB’000 RMB’000 ASSETS Segment Assets 2,851,885 6,330,769 (1,355,392) 7,827,262 Goodwill – 289,161 – 289,161 Deferred income tax assets – 765,959 – 765,959 Total assets 2,851,885 7,385,889 (1,355,392) 8,882,382 LIABILITIES Segment Liabilities 2,093,126 3,521,957 (15,952) 5,599,131 Deferred income tax liabilities – 5,196 – 5,196 Total Liabilities 2,093,126 3,527,153 (15,952) 5,604,327 Other segment information Depreciation of property and equipment 13,191 106,118 – 119,309 Amortization of intangible assets 26,909 135,212 – 162,121 Additions of non-current assets except for goodwill and deferred income tax assets 45,737 98,740 – 144,477 5 Segment information and revenue (continued) 5.1 Description of segments and principal activities (continued)

128 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Segment information and revenue (continued) 5.1 Description of segments and principal activities (continued) Year ended December 31, 2021 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated RMB’000 RMB’000 RMB’000 RMB’000 Revenue 34,320 4,098,734 (697) 4,132,357 Cost of revenue (37,748) (2,658,655) 697 (2,695,706) Gross profit (3,428) 1,440,079 – 1,436,651 Research and development expenses (33,192) (1,319,826) – (1,353,018) Selling and marketing expenses (38,042) (550,338) – (588,380) General and administrative expenses (99,796) (741,889) – (841,685) Net impairment losses on financial and contract assets (1,250) (70,979) – (72,229) Other income, gains or loss – net 91 13,830 – 13,921 Operating loss (175,617) (1,229,123) – (1,404,740) Finance income – 28,823 – 28,823 Finance costs (310) (76,327) – (76,637) Finance costs – net (310) (47,504) – (47,814) Share of gain of associate and joint venture – 9,946 – 9,946 Loss before income tax (175,927) (1,266,681) – (1,442,608)

ANNUAL REPORT 2022 129 Notes to the consolidated financial statements Year ended December 31, 2021 Virtual Bank Business Technology Solutions Intersegment eliminations and adjustments Consolidated RMB’000 RMB’000 RMB’000 RMB’000 ASSETS Segment Assets 2,032,344 7,377,469 (1,041,585) 8,368,228 Goodwill – 289,161 – 289,161 Deferred income tax assets – 683,218 – 683,218 Total assets 2,032,344 8,349,848 (1,041,585) 9,340,607 LIABILITIES Segment Liabilities 1,459,125 4,097,004 (60,465) 5,495,664 Deferred income tax liabilities – 9,861 – 9,861 Total Liabilities 1,459,125 4,106,865 (60,465) 5,505,525 Other segment information Depreciation of property and equipment 14,195 121,780 – 135,975 Amortization of intangible assets 20,356 282,418 – 302,774 Additions of non-current assets except for goodwill and deferred income tax assets 44,107 201,940 – 246,047 5 Segment information and revenue (continued) 5.1 Description of segments and principal activities (continued)

130 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Segment information and revenue (continued) 5.2 Revenue (a) Disaggregation of revenue from contracts with customers For the year ended December 31, 2022 2021 RMB’000 RMB’000 – Technology Solutions Implementation 861,820 733,648 Transaction based and support revenue – Operation support services 1,140,727 1,097,719 – Business origination services 383,723 450,597 – Risk management services 414,849 534,071 – Cloud services platform 1,315,819 1,050,179 – Post-implementation support services 50,983 49,447 – Others 189,541 182,376 4,357,462 4,098,037

ANNUAL REPORT 2022 131 Notes to the consolidated financial statements 5 Segment information and revenue (continued) 5.2 Revenue (continued) (a) Disaggregation of revenue from contracts with customers (continued) Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below: At a point in time Over time Total Year ended December 31, 2022 Implementation 36,266 825,554 861,820 Transaction based and support revenue – Operation support services 376,784 763,943 1,140,727 – Business origination services 383,723 – 383,723 – Risk management services 414,849 – 414,849 – Cloud services platform – 1,315,819 1,315,819 – Post-implementation support services – 50,983 50,983 – Others 189,366 175 189,541 1,400,988 2,956,474 4,357,462 At a point in time Over time Total Year ended December 31, 2021 Implementation – 733,648 733,648 Transaction based and support revenue – Operation support services 399,523 698,196 1,097,719 – Business origination services 450,597 – 450,597 – Risk management services 534,071 – 534,071 – Cloud services platform – 1,050,179 1,050,179 – Post-implementation support services – 49,447 49,447 – Others 181,004 1,372 182,376 1,565,195 2,532,842 4,098,037 During the years ended December 31, 2021 and 2022, the Group mainly operated in the PRC and most of the revenue were generated in PRC.

132 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Segment information and revenue (continued) 5.2 Revenue (continued) (a) Disaggregation of revenue from contracts with customers (continued) The major customers (and for the Group’s lending solution services, the parties to whom service fees were charged (i)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2021 and 2022 are listed as below: For the year ended December 31, 2022 2021 % of total revenue % of total revenue Ping An Group and its subsidiaries 56.60% 56.03% Lufax Holding Ltd (“Lufax” and its subsidiaries) 10.29% 11.15% 66.89% 67.18% The major customers (and for the Group’s lending solution services, the lender(ii)) which contributed more than 10% of the total revenue of the Group for the years ended December 31, 2021 and 2022 are listed as below: For the year ended December 31, 2022 2021 % of total revenue % of total revenue Ping An Group and its subsidiaries 56.60% 56.06% Lufax and its subsidiaries 9.71% 10.36% 66.31% 66.42% Note: (i) The Group’s lending solution services revenue by parties charged represent the fees received/receivable by the Group from the respective customers. (ii) The Group’s lending solution services revenue by lenders represent the fees generated by the Group from loans facilitated through the Group’s platform for the respective customers as lenders.

Notes to the consolidated financial statements

## 5 Segment information and revenue (continued)

### 5.2 Revenue (continued)

#### (b) Interest and commission income

| | For the year ended December 31, 2022 RMB'000 | 2021 RMB'000 |
|---|---|---|
| – Virtual Bank Business | | |
| Interest and commission income | 106,540 | 34,320 |

#### (c) Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

| | At December 31, 2022 RMB'000 | 2021 RMB'000 |
|---|---|---|
| **Contract assets** | | |
| – Implementation | 163,769 | 271,521 |
| – Transaction based and support | 18,711 | 39,582 |
| – Business origination services | 1,404 | 9,976 |
| – Operation support services | 12,085 | 17,449 |
| – Post implementation support services | 5,222 | 12,157 |
| | 182,480 | 311,103 |
| Less: Impairment loss allowance | | |
| – Implementation | (52,385) | (72,266) |
| – Transaction based and support | (7,467) | (10,074) |
| – Operation support services | (4,779) | (4,771) |
| – Post implementation support services | (2,688) | (5,303) |
| | (59,852) | (82,340) |
| | 122,628 | 228,763 |
| Less: Non-current contract assets | – | (868) |
| | 122,628 | 227,895 |

ANNUAL REPORT 2022 133

134 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 5 Segment information and revenue (continued) 5.2 Revenue (continued) (c) Contract assets and liabilities (continued) At December 31, 2022 2021 RMB’000 RMB’000 Contract liabilities – Implementation 42,014 24,107 – Transaction based and support 144,613 149,155 – Post implementation support services 21,679 22,748 – Risk management services 20,997 21,629 – Operation support services 87,562 90,409 – Others 14,375 14,369 186,627 173,262 Less: Non-current contract liabilities (19,977) (19,418) 166,650 153,844 Decrease in contract assets during the year was because of the payment from the customer exceeds the value ascribed to the services rendered by the Group. During the years ended December 31, 2021 and 2022, there were no material cumulative catch-up adjustments to revenue that affect the corresponding contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in an estimate of the transaction price or a contract modification, there were also no revenue recognized in the reporting year from performance obligations satisfied (or partially satisfied) in previous years.

ANNUAL REPORT 2022 135 Notes to the consolidated financial statements 5 Segment information and revenue (continued) 5.2 Revenue (continued) (c) Contract assets and liabilities (continued) (i) Revenue recognized in relation to contract liabilities Revenue recognized in relation to contract liabilities For the year ended December 31, 2022 2021 RMB’000 RMB’000 Revenue recognized that was included in the contract liability balance at the beginning of the year 153,844 138,547 (ii) Remaining performance obligations of long-term contracts Remaining performance obligations of long-term contracts For the year ended December 31, 2022 2021 RMB’000 RMB’000 Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year Expected to be recognized within one year 670,991 455,294 Expected to be recognized in one to two years 237,126 89,762 Expected to be recognized in two to three years 99,208 33,937 Expected to be recognized beyond three years 44,365 31,523 1,051,690 610,516 The remaining performance obligations disclosed above represent post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Moreover, the amount disclosed above does not include variable consideration which is constrained.

136 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 6 Expenses by nature For the year ended December 31, 2022 2021 RMB’000 RMB’000 Technology service fees 2,261,498 2,021,238 Employee benefit expenses (Note 7) 1,601,989 1,629,375 Outsourcing labor costs 528,582 437,081 Business origination fees to channel partners 251,427 276,966 Purchase costs of products 183,956 176,224 Amortization of intangible assets (Note 13) 162,121 302,774 Depreciation of property and equipment (Note 12) 119,309 135,975 Listing expenses 69,857 12,467 Professional service fees 50,596 48,001 Marketing and advertising fees 50,246 110,775 Travelling expenses 38,873 76,987 Auditor’s remuneration – Audit related 16,501 14,657 – Non-audit 3,150 1,957 Impairment loss of intangible assets (Note 13) 10,208 5,646 Others 134,431 228,666 Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses 5,482,744 5,478,789

ANNUAL REPORT 2022 137 Notes to the consolidated financial statements 6 Expenses by nature (continued) For the year ended December 31, 2022 2021 RMB’000 RMB’000 Research and development costs – Employee benefit expenses 469,320 514,456 – Technology service fees 946,700 859,324 – Amortization of intangible assets 6,282 3,396 – Depreciation of property and equipment 14,168 11,182 – Impairment loss of intangible assets 3,837 3,747 – Others 22,334 23,200 Amounts incurred 1,462,641 1,415,305 Less: capitalized – Employee benefit expenses (19,827) (45,016) – Technology service fees (25,123) (17,271) (44,950) (62,287) 1,417,691 1,353,018 7 Employee benefit expenses (a) Employee benefit expenses are as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 Wages and salaries 1,235,714 1,276,205 Welfare and other benefits 353,099 330,552 Share-based payments (Note 26) 13,176 22,618 1,601,989 1,629,375

Notes to the consolidated financial statements

## 7 Employee benefit expenses (continued)

### (b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2021 and 2022 include 1 and 3 directors, whose emoluments are reflected in the analysis shown in Note 38. The emoluments payable to the remaining 4 and 2 individuals during the years ended December 31, 2021 and 2022 are as follows:

| | For the year ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| Basic salaries, housing allowances, other allowances and benefits in kind | 4,441 | 15,498 |
| Pension | 108 | 153 |
| Bonuses | 2,039 | 9,906 |
| Share-based payments | 2,824 | 7,801 |
| | 9,412 | 33,358 |

The emoluments fell within the following bands:

| | For the year ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Emolument bands (in HKD) | | |
| Nil – HKD4,500,000 | – | – |
| HKD4,500,001 – HKD5,000,000 | 1 | – |
| HKD5,000,001 – HKD5,500,000 | – | – |
| HKD5,500,001 – HKD6,000,000 | 1 | – |
| HKD6,000,001 – HKD6,500,000 | – | – |
| HKD6,500,001 – HKD7,000,000 | – | – |
| HKD7,000,001 – HKD7,500,000 | – | – |
| HKD7,500,001 – HKD8,000,000 | – | 1 |
| HKD8,000,001 – HKD8,500,000 | – | – |
| HKD9,000,001 – HKD9,500,000 | – | 2 |
| HKD10,500,001 – HKD11,000,000 | – | – |
| HKD14,000,001 – HKD14,500,000 | – | 1 |
| | 2 | 4 |

138 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

## 8 Other income, gains or loss – net

| | For the year ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| Net foreign exchange (loss)/gain | (312,843) | 77,143 |
| Government grants and tax rebates (Note a) | 58,013 | 51,080 |
| Net gain on financial assets at fair value through profit or loss | 30,687 | 45,644 |
| Loss on disposal of property and equipment and intangible asset | (6,198) | (266) |
| Remeasurement of redemption liability (Note b) | 37,874 | – |
| Guarantee gain, net | – | 10,757 |
| Net gain/(loss) on derivatives | 262,769 | (169,545) |
| Others | 516 | (892) |
| | 70,818 | 13,921 |

### (a) Government grants and tax rebates

Government grants and tax rebates were related to income. There were no unfulfilled conditions or contingencies related to these subsidies.

| | For the year ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| Government grants | 27,421 | 28,871 |
| – Technology development incentives | 10,493 | 14,391 |
| – Operation subsidies | 16,928 | 14,480 |
| Tax rebates | 30,592 | 22,209 |
| | 58,013 | 51,080 |

### (b) Remeasurement of redemption liability

On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology. The contractual consideration was RMB15,000,000 based on the agreement, as BER Technology did not meet its financial performance conditions. Difference between the consideration and the carrying amount of redemption liability was recognised as other gain.

ANNUAL REPORT 2022 139

140 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 9 Finance costs – net For the year ended December 31, 2022 2021 RMB’000 RMB’000 Finance income Interest income on bank deposits 14,709 28,823 Finance costs Interest expense on borrowings (17,303) (56,534) Interest expense on lease liabilities (7,578) (5,803) Interest expense on redemption liability (10,287) (12,406) Bank charges (2,005) (1,894) (37,173) (76,637) (22,464) (47,814) 10 Income tax benefits The income tax benefits of the Group for the years ended December 31, 2021 and 2022 is analyzed as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 Current income tax (25,259) (16,780) Deferred income tax 87,406 128,875 Income tax benefit 62,147 112,095

ANNUAL REPORT 2022 141 Notes to the consolidated financial statements 10 Income tax benefits (continued) The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate applicable to loss of the consolidated entities as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 Loss before income tax 990,173 1,442,608 Tax calculated at PRC statutory income tax rate of 25% 247,543 360,652 Differential of income tax rates applicable to subsidiaries (119,211) (161,199) Expense not deductible for tax purposes (5,659) (10,169) Incomes not subject to tax 542 1,732 Tax losses and temporary differences for which no deferred income tax asset was recognized (73,690) (87,237) Derecognization of deferred tax assets on tax losses – (23) Additional deductible allowance for research and development expenses 10,164 8,255 Utilization of previously unrecognized tax losses 2,458 84 Income tax benefit 62,147 112,095 The unused tax losses for the years ended December 31, 2021 and 2022 is analyzed as follows: At December 31, 2022 2021 RMB’000 RMB’000 Unused tax losses for which no deferred tax asset has been recognized 2,525,806 1,982,709

Notes to the consolidated financial statements

## 10 Income tax benefits (continued)

The expiry dates of the unused tax losses not recognized as deferred tax assets for the years ended December 31, 2021 and 2022 are listed as follows:

| | At December 31, 2022 RMB'000 | 2021 RMB'000 |
|---|---|---|
| Year 2022 | 277,048 | 277,048 |
| Year 2023 | 118,796 | 118,502 |
| Year 2024 | 419,866 | 419,866 |
| Year 2025 | 83,576 | 82,441 |
| Year 2026 | 208,346 | 104,316 |
| Year 2027 | 67,745 | – |
| Year 2028 | 1,826 | 1,826 |
| Year 2029 | 7,149 | 7,149 |
| Year 2030 | 8,049 | 8,051 |
| Year 2031 | 56,195 | 60,059 |
| Year 2032 | 122,036 | – |

### (a) PRC Enterprise Income Tax ("EIT")

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.

Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies applicable for the qualification of "High and New Technology Enterprise" and were entitled to a preferential income tax rate of 15%.

Shenzhen OneConnect Technology and OneConnect Cloud Technology as subsidiaries of the Group, were established in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%.

### (b) Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.

### (c) Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2021 and 2022.

142 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 143 Notes to the consolidated financial statements 10 Income tax benefits (continued) (d) Singapore Income Tax The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax during the years ended December 31, 2021 and 2022. (e) Indonesia Income Tax The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the year ended December 31, 2021 and 2022. (f) Malaysia Income Tax The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax during the years ended December 31, 2021 and 2022. (g) Philippines Income Tax The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax during the years ended December 31, 2021 and 2022. (h) PRC Withholding Tax (“WHT”) According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies. As at December 31, 2021 and 2022, the Group has deficits in retained earnings, so no withholding tax is provided.

144 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 11 Loss per share Year ended December 31, 2022 2021 RMB’000 RMB’000 Net loss for the year attributable to owners of the Company (872,274) (1,281,699) Weighted average number of ordinary shares in issue (in ’000 shares) 1,094,748 1,108,291 Basic loss per share (RMB yuan) (0.80) (1.16) Diluted loss per share (RMB yuan) (0.80) (1.16) Basic loss per ADS (RMB yuan) (Note) (23.90) (34.69) Diluted loss per ADS (RMB yuan) (Note) (23.90) (34.69) Note: One ADS represent thirty ordinary shares of the Company. Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the years ended December 31, 2021 and 2022. Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at December 31, 2021 and 2022, taking into account the shares held for share incentive scheme purpose, were 1,109,938,973 shares, 1,089,589,125 shares, respectively. The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 26) for the years ended December 31, 2021 and 2022, have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the years ended December 31, 2021 and 2022 were the same as basic loss per share for the years.

Notes to the consolidated financial statements

## 12 Property and equipment

| | Office and telecommunication equipment RMB'000 | Right-of-use properties RMB'000 | Leasehold improvements RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| **Year ended December 31, 2022** | | | | |
| Opening net book amount | 58,448 | 144,001 | 41,963 | 244,412 |
| Additions | 15,481 | 76,534 | 6,585 | 98,600 |
| Disposals, net | (9,467) | (57,952) | (8,292) | (75,711) |
| Depreciation charge | (23,027) | (75,519) | (20,763) | (119,309) |
| Exchange difference | 420 | 2,510 | 479 | 3,409 |
| **Closing net book amount** | 41,855 | 89,574 | 19,972 | 151,401 |
| **As at December 31, 2022** | | | | |
| Cost | 120,373 | 358,173 | 115,390 | 593,936 |
| Accumulated depreciation | (75,862) | (269,772) | (94,680) | (440,314) |
| Exchange difference | (2,656) | 1,173 | (738) | (2,221) |
| **Net book amount** | 41,855 | 89,574 | 19,972 | 151,401 |
| **As at January 1, 2021** | | | | |
| Cost | 103,462 | 362,322 | 93,736 | 559,520 |
| Accumulated depreciation | (49,454) | (240,317) | (40,306) | (330,077) |
| Exchange difference | (2,969) | (1,064) | (1,126) | (5,159) |
| **Net book amount** | 51,039 | 120,941 | 52,304 | 224,284 |
| **Year ended December 31, 2021** | | | | |
| Opening net book amount | 51,039 | 120,941 | 52,304 | 224,284 |
| Additions | 30,484 | 118,030 | 15,069 | 163,583 |
| Disposals, net | (1,285) | (5,723) | – | (7,008) |
| Depreciation charge | (21,682) | (88,974) | (25,319) | (135,975) |
| Exchange difference | (108) | (273) | (91) | (472) |
| **Closing net book amount** | 58,448 | 144,001 | 41,963 | 244,412 |
| **As at December 31, 2021** | | | | |
| Cost | 126,626 | 461,605 | 108,805 | 697,036 |
| Accumulated depreciation | (65,102) | (316,267) | (65,625) | (446,994) |
| Exchange difference | (3,076) | (1,337) | (1,217) | (5,630) |
| **Net book amount** | 58,448 | 144,001 | 41,963 | 244,412 |

ANNUAL REPORT 2022 145

146 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 12 Property and equipment (continued) During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows: Year ended December 31, 2022 2021 RMB’000 RMB’000 Cost of revenue 2,750 3,633 Research and development expenses 14,168 11,182 Selling and marketing expenses 4,814 4,525 General and administrative expenses 97,577 116,635 119,309 135,975 Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.

Notes to the consolidated financial statements

## 13 Intangible assets

| | Application and platform | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Contributed by Ping An Group RMB'000 | Developed internally RMB'000 | Acquired RMB'000 | Purchased Software RMB'000 | Development costs in progress RMB'000 | Goodwill RMB'000 | Business license RMB'000 | Others RMB'000 | Total RMB'000 |
| **Year ended December 31, 2022** | | | | | | | | | |
| Opening net book amount | – | 226,943 | 2,231 | 27,041 | 45,389 | 289,161 | 92,341 | 4,088 | 687,194 |
| Additions | – | – | – | 927 | 44,950 | – | – | – | 45,877 |
| Write-off | – | (6,371) | – | – | (3,837) | – | – | – | (10,208) |
| Transfer | – | 58,528 | – | – | (58,528) | – | – | – | – |
| Amortization | – | (110,801) | (2,231) | (15,729) | – | – | (31,315) | (2,045) | (162,121) |
| Exchange differences | – | 7,907 | – | 582 | 1,205 | – | – | – | 9,694 |
| **Closing net book amount** | – | 176,206 | – | 12,821 | 29,179 | 289,161 | 61,026 | 2,043 | 570,436 |
| **As at December 31, 2022** | | | | | | | | | |
| Cost | 690,910 | 773,332 | 61,078 | 149,734 | 28,699 | 289,161 | 155,492 | 80,263 | 2,228,669 |
| Accumulated amortization | (690,910) | (602,065) | (61,078) | (136,885) | – | – | (94,466) | (78,220) | (1,663,624) |
| Exchange differences | – | 4,939 | – | (28) | 480 | – | – | – | 5,391 |
| **Net book amount** | – | 176,206 | – | 12,821 | 29,179 | 289,161 | 61,026 | 2,043 | 570,436 |
| **Year ended December 31, 2021** | | | | | | | | | |
| Opening net book amount | – | 287,674 | 29,709 | 44,758 | 121,122 | 289,161 | 124,145 | 20,494 | 917,063 |
| Additions | – | – | 570 | 19,606 | 62,287 | – | – | – | 82,463 |
| Disposal, net | – | – | – | (1,103) | – | – | – | – | (1,103) |
| Write-off | – | (1,899) | – | – | (3,747) | – | – | – | (5,646) |
| Transfer | – | 133,548 | – | – | (133,548) | – | – | – | – |
| Amortization | – | (190,503) | (28,048) | (36,013) | – | – | (31,804) | (16,406) | (302,774) |
| Exchange differences | – | (1,877) | – | (207) | (725) | – | – | – | (2,809) |
| **Closing net book amount** | – | 226,943 | 2,231 | 27,041 | 45,389 | 289,161 | 92,341 | 4,088 | 687,194 |
| **As at December 31, 2021** | | | | | | | | | |
| Cost | 690,910 | 721,175 | 61,078 | 148,807 | 46,114 | 289,161 | 155,492 | 80,263 | 2,193,000 |
| Accumulated amortization | (690,910) | (491,264) | (58,847) | (121,156) | – | – | (63,151) | (76,175) | (1,501,503) |
| Exchange differences | – | (2,968) | – | (610) | (725) | – | – | – | (4,303) |
| **Net book amount** | – | 226,943 | 2,231 | 27,041 | 45,389 | 289,161 | 92,341 | 4,088 | 687,194 |

ANNUAL REPORT 2022 147

148 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 13 Intangible assets (continued) The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the year ended December 31, 2022, impairment charge of RMB6,371,000 and RMB3,837,000 has been charged to cost of revenue and research and development expenses, respectively. The impairment charge was charged against development costs which were in progress for certain application and platform developed internally, following a decision to reduce the output of certain products. During the years ended December 31, 2021 and 2022, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows: Year ended December 31, 2022 2021 Amortization of intangible assets RMB’000 RMB’000 Cost of revenue 146,466 297,406 Research and development expenses 6,282 3,396 General and administrative expenses 9,373 1,972 162,121 302,774 (a) Impairment tests for goodwill Goodwill arises from the Group’s acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019, and View Foundation on August 30, 2019. The goodwill of the Group is attributable to the acquired workforce and synergies expected to be derived from combining with the operations of the Group. During the year ended December 31, 2021 and 2022, the goodwill is regarded as attributable to the CGU of Technology Solutions segment. The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of groups of CGUs to their carrying amounts. The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of group of CGUs use cash flow projection developed based on financial budgets approved by management of the Group, after considering the current and historical business performance, the future business plan and market data.

ANNUAL REPORT 2022 149 Notes to the consolidated financial statements 13 Intangible assets (continued) (a) Impairment tests for goodwill (continued) The significant assumptions used for value-in-use calculations are as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 Revenue growth rate -15% – 13% 10% – 24% Profit margin -15% – 10% -24% – 15% Long term growth rate 2% 2% Pre-tax discount rate 17.50% 16.30% Recoverable amount of the CGU exceeding its carrying amount (RMB’000) 781,499 3,191,952 For the year ended December 31, 2021, the performance of the Technology Solution segment have generally been in line with management’s expectations. In addition, the industry in which the Group operated and the market and regulatory environment were also largely stable. Hence, there were no significant changes in the operating risk, the renew growth rate and expected returns required by investors, which have resulted in relatively stable significant assumptions for the year ended December 31, 2021. With the impact of general economic environment, the business development of the Group, global socio-political conditions, pandemics outbreaks and changes in investors’ expected return, the expected revenue growth rate decreased and the discount rates increased in 2022, therefore the headroom decreased accordingly. The following table sets forth the impact of reasonable possible changes in each of the significant assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated. Recoverable amount of the CGU exceeding its carrying amount Year ended December 31, 2022 2021 Possible changes of significant assumptions RMB’000 RMB’000 Revenue growth rate decrease by 5% 373,790 1,325,839 Profit margin decrease by 1% 459,556 2,532,835 Long term growth rate decrease by 1% 669,058 2,741,710 Pre-tax discount rate increase by 1% 616,950 2,594,933

Notes to the consolidated financial statements

## 14 Investments accounted for using the equity method

### (a) Investment in associate

| | For the year ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| At beginning of year | 184,907 | 172,757 |
| Share of gain of associate | 25,291 | 12,150 |
| | 210,198 | 184,907 |
| Less: impairment loss allowance | (10,998) | – |
| **At end of year** | 199,200 | 184,907 |

(i) On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. ("Puhui Lixin") with Pingan Puhui Enterprise Management Co., Ltd. ("Puhui Management"), a subsidiary of Lufax, by investing a capital amount of RMB40,000,000. In January 2019, Shanghai OneConnect made an additional capital injection of RMB100,000,000 into Puhui Lixin. On February 20, 2020, Puhui Management made another additional capital injection of RMB40,000,000 into Puhui Lixin. Accordingly, the Group's equity interests in the investee were diluted from 35% to 31.82%, resulting in a dilution gain amounting to RMB2,511,000. In March 2020, Shanghai OneConnect made an additional capital injection of RMB60,000,000 into Puhui Lixin, and the Group's equity interests in the investee were increased to 40%.

On November 24, 2022, Shanghai OneConnect entered into the Equity Transfer Agreement with Puhui Management, pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group's 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. Upon the completion, Shanghai OneConnect will no longer hold any equity interest in Puhui Lixin. As at December 31, 2022, the aforementioned transaction was subject to the extraordinary general meeting's approval. Impairment charges on associates of RMB10,998,000 was recognized based on the expected consideration of the transaction.

150 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 151 Notes to the consolidated financial statements 14 Investments accounted for using the equity method (continued) (a) Investment in associate (continued) (ii) Summarised financial information for associate As at December 31, 2022 2021 Summarised balance sheet RMB’000 RMB’000 Total assets 1,686,575 1,075,852 Total liabilities (1,230,475) (682,979) Net assets 456,100 392,873 For the year ended December 31, 2022 2021 Summarised income statement RMB’000 RMB’000 Operating income 144,762 96,372 Profit or loss from continuing operations 63,228 30,375 Group’s share % 40% 40% Group’s share in net assets 182,440 157,149 Goodwill 27,758 27,758 210,198 184,907 Less: impairment charges on associates (10,998) – Carrying amount 199,200 184,907

Notes to the consolidated financial statements

## 14 Investments accounted for using the equity method (continued)

### (b) Investment in joint venture

| | For the year ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| At beginning of year | 439 | 2,976 |
| Share of losses of joint venture | (439) | (2,204) |
| Exchange difference | – | (333) |
| **At end of year** | – | 439 |

On August 23, 2019, the Group entered into an investment in SBI OneConnect Japan Co., Ltd. ("SBI Japan") with SBI Holdings, Inc., ("SBI") by investing a capital of RMB4,321,000 (JPY65,100,000), and held the equity interest as to 31%. The Group shares control with SBI and accounts for the investment as a joint venture. In October 2021, the Company disposed of the investment to SBI at no consideration as it was fully impaired considering accumulated losses.

The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. ("Open Portal Guangxi") with Digital Guangxi Group Co., Ltd. ("Digital Guangxi") on April 10, 2020. The Group made a capital injection of RMB2,040,000 on July 10, 2020. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and 49%, respectively. The Group shares control with Digital Guangxi and accounts for the investment as a joint venture. The decisions on major operational and financial activities require the unanimous consent of the Group and Digital Guangxi pursuant to the provisions of the article of association of Open Portal Guangxi.

152 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 153 Notes to the consolidated financial statements 15 Financial instruments by category The Group holds the following financial instruments: As at December 31, 2022 2021 Note RMB’000 RMB’000 Financial assets Financial assets at amortized cost – Trade receivables 18 940,989 891,174 – Prepayments and other receivables (excluding non-financial asset items) 19 816,179 543,538 – Financial assets measured at amortized cost from banking operations 20 44 13,385 – Restricted cash and time deposits over three months 22 343,814 1,060,427 – Cash and cash equivalents 23 1,907,776 1,399,370 Financial assets measured at fair value through other comprehensive income (FVOCI) 16 2,054,541 1,122,998 Financial assets at fair value through profit or loss (FVPL) 21 690,627 2,071,653 Derivative financial asset – Held at FVPL 31 56,363 – Total 6,810,333 7,102,545 Financial liabilities Liabilities at amortized cost – Trade and other payables (excluding non-financial liability items) 1,355,329 1,464,750 – Short-term borrowings 28 289,062 815,260 – Customer deposits 29 1,929,183 1,350,171 – Other financial liabilities from virtual bank 30 89,327 – Derivative financial liability – Held at FVPL 31 9,568 190,971 Total 3,672,469 3,821,152

154 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 16 Financial assets measured at fair value through other comprehensive income As at December 31, 2022 2021 RMB’000 RMB’000 Loans and advances to customers 1,608,402 1,103,460 Equity securities (Note a) 3,204 3,204 Debt securities 442,935 16,334 2,054,541 1,122,998 Less: Non-current financial asset measured at fair value through other comprehensive income (821,110) (640,501) 1,233,431 482,497 (a) On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000. The fair value change of the equity interest was recognized in other comprehensive income.

ANNUAL REPORT 2022 155 Notes to the consolidated financial statements 17 Leases (a) Amounts recognized in the consolidated balance sheet As at December 31, 2022 2021 RMB’000 RMB’000 Right-of-use assets (Note 12) – Properties 89,574 144,001 Lease liabilities (Note 27) – Non current 44,553 97,473 – Current 47,030 57,417 91,583 154,890 Additions to the right-of-use assets during the years ended December 31, 2021 and 2022 were RMB118,030,000 and RMB76,534,000, respectively. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on December 31, 2021 and 2022 was 4.84% and 4.79%. (b) Amounts recognized in the consolidated statement of profit or loss For the year ended December 31, 2022 2021 RMB’000 RMB’000 Depreciation charge of right-of-use assets 75,519 88,974 Interest expenses (included in finance cost) 7,578 5,803 83,097 94,777 The total cash outflow for leases in 2021 and 2022 were RMB97,551,000 and RMB79,618,000, respectively. Expenses recognized in relation to short-term leases for the years ended December 31, 2021 and 2022 amounted to RMB1,412,000 and RMB2,884,000, respectively.

156 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 18 Trade receivables As at December 31, 2022 2021 RMB’000 RMB’000 Trade receivables 998,036 934,152 Less: impairment loss allowance (Note 4.1(b)) (57,047) (42,978) 940,989 891,174 Trade receivables and their aging analysis, based on recognition date, are as follows: As at December 31, 2022 2021 RMB’000 RMB’000 Up to 1 year 932,479 897,114 1 to 2 years 42,752 22,920 2 to 3 years 13,857 8,026 Above 3 years 8,948 6,092 998,036 934,152

ANNUAL REPORT 2022 157 Notes to the consolidated financial statements 19 Prepayments and other receivables As at December 31, 2022 2021 RMB’000 RMB’000 Deposit receivable* 776,481 539,625 Value-added-tax deductible 143,338 53,437 Advance to suppliers 71,755 93,230 Advance to staff 47,332 42,343 Receivables for value-added-tax paid on behalf of wealth management products 455 6,881 Others 46,519 20,119 Less: impairment loss allowance (7,276) (2,968) 1,078,604 752,667 * Deposit receivable mainly represents deposit paid to the Group’s service vendors according to the contractual agreements and such receivables will contractually be repaid within one year. (a) Movements in the impairment loss allowance of prepayments and other receivables are as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 Beginning of the year (2,968) (3,349) (Additions)/Reversals (4,308) 2 Write-off – 365 Exchange differences – 14 End of the year (7,276) (2,968)

Notes to the consolidated financial statements

## 20 Financial assets measured at amortized cost from virtual bank

| | As at December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| Loans and advances to customers | 44 | 13,575 |
| Less: expected credit loss provision | – | (190) |
| | 44 | 13,385 |
| Less: non-current portion | | |
| Loans and advances to customers | – | (674) |
| | 44 | 12,711 |

The balance represents financial assets measured at amortized cost carried out by OneConnect Bank, a wholly owned subsidiary from the Group, since 2020.

## 21 Financial assets at fair value through profit or loss

| | As at December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| Contingent refundable consideration | – | 676 |
| Wealth management products | 690,627 | 2,070,977 |
| | 690,627 | 2,071,653 |

As at December 31, 2021 and 2022, out of the wealth management products which the Group invested in, RMB2,070,977,000 and RMB690,627,000 were issued by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

158 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 159 Notes to the consolidated financial statements 22 Restricted cash and time deposits over three months As at December 31, 2022 2021 RMB’000 RMB’000 Pledged bank deposits 198,320 1,043,718 Accrued interests 1,238 6,444 Time deposits with initial terms over three months 144,256 10,265 343,814 1,060,427 As at December 31, 2021, RMB670,022,000 (USD105,090,000) of the bank deposits had been pledged for short-term borrowings of the Group with weighted average interest rate of 0.94% per annum, RMB368,866,000 (USD57,855,000) had been pledged for currency swaps, and RMB4,830,000 had been pledged for business guarantees. As at December 31, 2022, RMB192,989,000 (USD27,710,000) were pledged for currency swaps, and RMB5,331,000 was pledged for business guarantee.

160 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 23 Cash and cash equivalents As at December 31, 2022 2021 RMB’000 RMB’000 Cash on hand 12 12 Cash at central bank 214,768 575,044 Cash at banks 1,692,996 824,314 1,907,776 1,399,370 At December 31, 2022 2021 RMB’000 RMB’000 USD 313,559 72,093 RMB 1,045,135 554,781 HKD 530,861 763,126 SGD 13,821 7,335 IDR 1,680 473 MYR 1,585 164 PHP 1,135 1,398 1,907,776 1,399,370

ANNUAL REPORT 2022 161 Notes to the consolidated financial statements 24 Share capital Number of shares USD Authorized Ordinary shares of USD0.00001 at December 31, 2021 and 2022 5,000,000,000 50,000 Number of shares USD Equivalent to RMB Issued Ordinary shares of USD0.00001 at December 31, 2017 900,000,000 9,000 59,838 Newly issued ordinary shares (Note a) 99,999,999 1,000 6,331 Ordinary shares of USD0.00001 at December 31, 2018 999,999,999 10,000 66,169 Newly issued ordinary shares (Note b) 3,720,665 37 257 Newly issued ordinary shares upon initial public offering (Note c) 93,600,000 936 6,549 Ordinary shares of USD0.00001 at December 31, 2019 1,097,320,664 10,973 72,975 Newly issued ordinary shares (Note d) 72,660,000 727 5,033 Surrendered ordinary shares (Note e) (3) – – Ordinary shares of USD0.00001 at December 31, 2020 1,169,980,661 11,700 78,008 Surrendered ordinary shares (Note f) (8) – – Ordinary shares of USD0.00001 at December 31, 2021 and 2022 1,169,980,653 11,700 78,008

162 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 24 Share capital (continued) (a) The Company completed its Round A investments (“Round A Investments”) in April 2018 with 12 investors. 99,999,999 ordinary shares were issued to the Round A Investors at a price of USD7.5 per share for an aggregate consideration of approximately USD750 million (approximately RMB4,750,965,000). These shares rank pari passu in all respects with the shares then in issue. (b) On March 11, 2019, the Company issued 1,748,501 ordinary shares to National Dream Limited, the offshore entity of Vantage Point Technology, for a total subscription price of USD13,114,000 (approximately RMB88,030,000) pursuant to a share subscription agreement entered into in July 2018. On November 26, 2019, the Company issued 1,267,520 ordinary shares to Great Lakes Limited, the offshore entity of View Foundation’s selling shareholder, for a total subscription price of USD9,506,400 (approximately RMB66,877,000) pursuant to a share subscription agreement entered into in August, 2019. On November 27, 2019, the Company issued 563,714 and 140,930 ordinary shares to Blossom View Limited and Gold Planning Limited, respectively, which are the offshore entities designated by certain selling shareholders of BER Technology, for a total subscription price of USD5,284,830 (approximately RMB37,175,000) pursuant to a share subscription agreement entered into in September, 2019. (c) On December 13, 2019, the Company completed its IPO on the New York Stock Exchange. In the offering, 31,200,000 ADSs, representing 93,600,000 ordinary shares, were newly issued. (d) On January 14, 2020, the over-allotment options for the IPO were partially exercised and an addition of 3,520,000 ADSs were newly issued, which represented 10,560,000 ordinary shares. On August 17, 2020, the Company completed its underwritten public offerings of 18,000,000 ADSs issued and 2,700,000 ADSs issued pursuant to the over-allotment options, which totally represented 62,100,000 ordinary shares. (e) On December 11, 2020 and December 24, 2020, the Company bought back and cancelled 3 ordinary shares from Round A Investors. (f) On April 1, 2021 and April 2, 2021, the Company bought back and cancelled 8 ordinary shares from Round A Investors.

Notes to the consolidated financial statements

## 25 Other reserves

| | Recapitalization reserve RMB'000 | Share premium RMB'000 | Share-based compensation reserve RMB'000 | Foreign currency translation differences RMB'000 | Others RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| Other comprehensive income | | | | | | |
| – Foreign currency translation differences | – | – | – | 426,145 | – | 426,145 |
| – Fair value changes on financial assets measured at fair value through other comprehensive income | – | – | – | – | 5,324 | 5,324 |
| Share-based payments: | | | | | | |
| – Value of employee services and business cooperation arrangements (Note 26) | – | – | 13,361 | – | – | 13,361 |
| – Exercise of shares under share option Scheme | – | – | 331 | – | – | 331 |
| – Vesting of shares under Restricted Share Unit Scheme | – | – | (4,720) | – | – | (4,720) |
| **As at December 31, 2022** | 1,200,000 | 9,627,159 | 209,603 | 140,471 | (224,161) | 10,953,072 |
| **As at January 1, 2021** | 1,200,000 | 9,627,159 | 173,577 | (133,132) | (227,673) | 10,639,931 |
| Other comprehensive income | | | | | | |
| – Foreign currency translation differences | – | – | – | (152,542) | – | (152,542) |
| – Fair value changes on financial assets measured at fair value through other comprehensive income | – | – | – | – | (1,812) | (1,812) |
| Share-based payments: | | | | | | |
| – Value of employee services and business cooperation arrangements (Note 26) | – | – | 25,409 | – | – | 25,409 |
| – Exercise of shares under share option Scheme | – | – | 2,345 | – | – | 2,345 |
| – Vesting of shares under Restricted Share Unit Scheme | – | – | (700) | – | – | (700) |
| **As at December 31, 2021** | 1,200,000 | 9,627,159 | 200,631 | (285,674) | (229,485) | 10,512,631 |

ANNUAL REPORT 2022 163

164 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 25 Other reserves (continued) (a) The excess of the net proceeds of approximately RMB225,727,710 received from the over-allotment options for the IPO over the aggregate par value of the ordinary shares of the Company at approximately RMB728 (Note 24(d)), being RMB225,727,000, was credited to the share premium account of the Company. The excess of the net proceeds of approximately RMB2,471,951,645 received from the underwritten public offerings over the aggregate par value of the ordinary shares of the Company at approximately RMB4,305 (Note 24(d)), being RMB2,471,947,000, was credited to the share premium account of the Company. 26 Share-based payments For the purpose of establishing the Group’s share incentive scheme, Xin Ding Heng Limited (“Xin Ding Heng”) was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to guarantees under share incentive scheme. On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

ANNUAL REPORT 2022 165 Notes to the consolidated financial statements 26 Share-based payments (continued) Share-based compensation expenses for the years ended December 31, 2021 and 2022 were allocated as follows: For the year ended December 31, 2022 2021 RMB’000 RMB’000 – Cost of revenue – 935 – Research and development expenses – 5,185 – Selling and marketing expenses 1,002 2,854 – General and administrative expenses 12,359 16,435 Total 13,361 25,409 Value of employee’s services (Note 7) 13,176 22,618 Value of non-employee’s services 185 2,791 Total 13,361 25,409 (a) Share Option Scheme Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement. The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of the Company. Movements in the number of share options granted to employees are as follows: Number of share options For the year ended December 31, 2022 2021 At the beginning of the year 12,725,995 19,459,994 Exercised (621,930) (5,181,306) Forfeited (1,966,721) (1,552,693) At the end of the year 10,137,344 12,725,995

Notes to the consolidated financial statements

## 26 Share-based payments (continued)

### (a) Share Option Scheme (continued)

For the outstanding share options, the weighted-average exercise price was RMB24.85 and RMB21.00 per share and the weighted-average remaining contractual life was 4.36 and 3.28 years, respectively, as of December 31, 2021 and 2022, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

| | | | | Number of share options As at December 31, | |
|---|---|---|---|---|---|
| Grant Year | Expiry Year | Exercise price | Fair value of options | 2022 | 2021 |
| 2017 | 2027 | RMB1.33 | RMB0.62 | 977,951 | 1,109,682 |
| 2017 | 2027 | RMB2.00 | RMB0.52 | 5,295,021 | 5,785,221 |
| 2018 | 2028 | RMB52.00 | RMB26.00 | 3,044,462 | 4,704,219 |
| 2019 | 2029 | RMB52.00 | RMB23.42 | 819,910 | 1,126,873 |
| | | | | 10,137,344 | 12,725,995 |

The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

Based on fair value of the underlying ordinary share, the Company have used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below:

| Date of grant | November 7, 2017 | November 8, 2018 | June 1, 2019 |
|---|---|---|---|
| Discount rate | 24.0% | 17.0% | 17.0% |
| Risk-free interest rate | 4.0% | 4.0% | 3.0% |
| Volatility | 52.0% | 51.0% | 46.0% |
| Dividend yield | 0.0% | 0.0% | 0.0% |

166 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 167 Notes to the consolidated financial statements 26 Share-based payments (continued) (a) Share Option Scheme (continued) The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date. (b) Restricted Share Units Scheme Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement. Movements in the number of restricted share units granted to employees are as follows: Number of restricted share units For the year ended December 31, 2022 2021 At the beginning of the year 16,552,829 1,751,702 Granted 28,745,900 17,033,120 Vested (3,538,551) (524,358) Forfeited (5,528,084) (1,707,635) At the end of the year 36,232,094 16,552,829

Notes to the consolidated financial statements

## 26 Share-based payments (continued)

### (b) Restricted Share Units Scheme (continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

| | | | Number of restricted share units As at December 31, | |
|---|---|---|---|---|
| | | | 2022 | 2021 |
| Grant Year | Expiry Year | Fair value of restricted share units RMB | | |
| 01/09/2019 | 01/09/2029 | 35.22 | 204,503 | 545,383 |
| 01/01/2020 | 01/01/2030 | 16.18 | 11,509 | 18,000 |
| 01/04/2020 | 01/04/2030 | 16.98 | 45,008 | 82,500 |
| 01/07/2020 | 01/07/2030 | 38.67 | 1,502 | 17,250 |
| 01/06/2021 | 01/06/2031 | 13.69 | 248,043 | 503,076 |
| 01/06/2021 | 01/06/2031 | 14.31 | 7,502 | 226,000 |
| 01/06/2021 | 01/06/2031 | 14.93 | 112,500 | 1,279,800 |
| 01/07/2021 | 01/07/2031 | 15.16 | 147,751 | 252,000 |
| 01/09/2021 | 01/09/2031 | 5.53 | 4,198,965 | 7,346,000 |
| 01/10/2021 | 01/10/2031 | 5.25 | 116,593 | 448,000 |
| 01/10/2021 | 01/10/2031 | 3.91 | – | 2,820 |
| 01/10/2021 | 01/10/2031 | 4.68 | 3,973,655 | 5,832,000 |
| 02/01/2022 | 02/01/2032 | 2.40 | 126,862 | – |
| 02/01/2022 | 02/01/2032 | 2.41 | 1,740,001 | – |
| 02/01/2022 | 02/01/2032 | 3.29 | 567,700 | – |
| 02/01/2022 | 02/01/2032 | 2.64 | 300,000 | – |
| 02/04/2022 | 02/04/2032 | 1.78 | 130,000 | – |
| 02/07/2022 | 02/07/2032 | 2.72 | 40,000 | – |
| 02/10/2022 | 02/10/2032 | 0.98 | 80,000 | – |
| 16/12/2022 | 16/12/2032 | 0.81 | 24,180,000 | – |
| | | | 36,232,094 | 16,552,829 |

The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

168 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

ANNUAL REPORT 2022 169 Notes to the consolidated financial statements 26 Share-based payments (continued) (b) Restricted Share Units Scheme (continued) Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below: For the year ended December 31, Date of grant 2022 2021 Discount rate* 15.0% 15.0% Risk-free interest rate 2.0%~3.0% 2.0%~3.0% Volatility 43.0%~49.0% 43.0%~49.0% Dividend yield 0.0% 0.0% * Applicable for the restricted share units granted in September 2019 The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date. (c) Share Repurchase In 2022, the board of directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs for a total cost of RMB74,992,000.

170 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 27 Trade and other payables As at December 31, 2022 2021 Trade payables (i) Due to related parties 442,007 747,449 Due to third parties 311,610 354,279 753,617 1,101,728 Redemption liability (ii, iii) 243,937 271,525 Accrued expenses 516,240 209,676 Security deposits 160,814 56,236 Lease liabilities (Note 17(a)) 91,583 154,890 Amounts payable for purchase of shares held for share incentive scheme (Note 26) 88,280 88,280 Other tax payables 51,913 44,716 Amounts due to related parties 644,900 431,351 Service fees refundable – 9,809 Others 112,822 82,722 2,664,106 2,450,933 Less: non–current portion Redemption liability – (128,081) Lease liabilities (44,553) (97,473) Amounts payable for purchase of shares held for share incentive scheme (Note 26) (88,280) (88,280) (132,833) (313,834) 2,531,273 2,137,099 (i) As at December 31, 2021, and 2022, the aging of the trade payables are mainly within 1 year.

Notes to the consolidated financial statements

## 27 Trade and other payables (continued)

(ii) According to the shareholders agreement of BER Technology, the non-controlling shareholders shall have the right to request the Group to purchase the remaining 20% equity interests in BER Technology in an agreed period from June 30, 2022 to December 31, 2022. The purchase price was determined based on the financial performance of BER Technology and a pre-determined formula that set out in the respective shareholders agreement. Accordingly, the redemption liability of approximately RMB44,105,000 was initially recognized by the Group upon completion of acquisition as at the present value of the estimated future cash outflows, and the same amount was debited to other reserve. The redemption liability was subsequently measured at amortized cost. On December 30, 2022, the Group entered into a share purchase agreement with non-controlling shareholders of BER Technology to acquire the remaining 20% equity interests of BER Technology after renegotiation. As at December 31, 2022, the redemption liability was remeasured at RMB15,000,000 based on the contractual consideration, as BER Technology did not meet its financial performance conditions (Note 8 (b)).

(iii) The Group wrote a put option on the remaining 48.33% equity in Vantage Point Technology. The put option provides the non-controlling shareholders of Vantage Point Technology with the right to require the Group to purchase the remaining equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at December 31, 2022, the redemption liability of RMB228,937,000 was estimated based on the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

## 28 Short-term borrowings

| | As at December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| Secured | – | 663,136 |
| Unsecured | 289,062 | 152,124 |
| | 289,062 | 815,260 |

As at December 31, 2021, out of the secured borrowings, RMB597,400,000 were secured by restricted cash and time deposits over three months of RMB670,022,000 (Note 22), RMB9,014,000 was guaranteed by Haidian Financing Guarantee, RMB53,722,000 was guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd., and RMB3,000,000 was secured by the accounts receivable that BER Technology could claim from Guilin Bank Co., Ltd. The weighted average interest rate of short-term borrowings was 3.93%, 4.61% per annum as at December 31, 2021, 2022.

ANNUAL REPORT 2022 171

Notes to the consolidated financial statements

## 29 Customer deposits

| | As at December 31, 2022 RMB'000 | 2021 RMB'000 |
|---|---|---|
| Current and savings accounts | 243,231 | 1,350,171 |
| Fixed deposit | 1,685,952 | – |
| | 1,929,183 | 1,350,171 |

It represented customer deposits held by OneConnect Bank.

## 30 Other financial liabilities from virtual bank

| | As at December 31, 2022 RMB'000 | 2021 RMB'000 |
|---|---|---|
| Repurchase agreements | 89,327 | – |

As at December 31, 2022, the repurchase agreements of OneConnect Bank amounting to RMB89,327,000 (HKD100,000,000) were secured by debt securities included in "Financial assets measured at fair value through other comprehensive income".

## 31 Derivative financial assets and liabilities

| | As at December 31, | | | |
|---|---|---|---|---|
| | 2022 | | 2021 | |
| | Nominal amount | Fair value | Nominal amount | Fair value |
| | RMB'000 | | RMB'000 | |
| Foreign exchange swaps | 648,404 | 19,279 | – | – |
| Currency forwards | 741,937 | 37,084 | – | – |
| **Derivative financial assets** | 1,390,341 | 56,363 | – | – |
| Foreign exchange swaps | 208,938 | 9,568 | 2,186,865 | 152,005 |
| Currency forwards | – | – | 1,095,958 | 38,966 |
| **Derivative financial liabilities** | 208,938 | 9,568 | 3,282,823 | 190,971 |

172 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

## 32 Dividends

No dividends had been paid or declared by the Company during the years ended December 31, 2021 and 2022.

## 33 Deferred income tax

### (a) Deferred tax assets

The movements of deferred tax assets were as follows:

| | Tax losses RMB'000 | Accelerated amortization of intangible assets RMB'000 | Others RMB'000 | Total RMB'000 |
|---|---|---|---|---|
| **At January 1, 2021** | 312,908 | 212,035 | 39,619 | 564,562 |
| Recognized in the profit or loss | 116,993 | (5,513) | 7,176 | 118,656 |
| **At December 31, 2021** | 429,901 | 206,522 | 46,795 | 683,218 |
| Recognized in the profit or loss | 112,340 | (21,274) | (8,325) | 82,741 |
| **At December 31, 2022** | 542,241 | 185,248 | 38,470 | 765,959 |

### (b) Deferred tax liabilities

The movements of deferred tax liabilities were as follows:

| | Intangible assets acquired through business combination RMB'000 | Total RMB'000 |
|---|---|---|
| **At January 1, 2021** | 20,080 | 20,080 |
| Recognized in the profit or loss | (10,219) | (10,219) |
| **At December 31, 2021** | 9,861 | 9,861 |
| Recognized in the profit or loss | (4,665) | (4,665) |
| **At December 31, 2022** | 5,196 | 5,196 |

ANNUAL REPORT 2022 173

174 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 33 Deferred income tax (continued) (c) Offsetting of deferred tax assets and deferred tax liabilities As of December 31, 2021 and 2022, no deferred tax asset and liability was offset. 34 Cash flow information (a) Cash used in operations For the year ended December 31, 2022 2021 RMB’000 RMB’000 Loss before income tax (990,173) (1,442,608) Depreciation and amortization 281,430 438,749 Net impairment losses on financial and contract assets 33,639 72,229 Net impairment losses on intangible assets 10,208 – Losses on disposal of property and equipment 14,490 266 Share-based payments expenses (Note 26) 13,361 25,409 Net (gain)/losses on derivatives (Note 8) (262,769) 169,545 Net gain on financial assets at fair value through profit or loss (Note 8) (30,687) (45,644) Share of gain of associates and joint ventures (Note 14) (24,852) (9,946) Impairment charges on associates 10,998 – Remeasurement of redemption liability (37,874) – Finance costs 35,168 74,743 Interest from investing activities (6,646) (22,983) Exchange losses/(gain) (Note 8) 312,843 (77,143) Changes in working capital: Trade receivables (63,884) (123,371) Contract assets 106,135 45,855 Prepayments and other receivables (335,419) (353,480) Trade and other payable 106,952 530,095 Contract liabilities 13,365 17,032 Customer deposits 579,012 944,318 Other financial liabilities from virtual bank 89,327 – Financial assets measured at amortized cost from virtual bank 13,341 586,953 Financial assets measured at fair value through other comprehensive income from virtual bank (504,942) (1,103,460) Payroll and welfare payables (83,809) (110,263) (720,786) (383,704)

ANNUAL REPORT 2022 175 Notes to the consolidated financial statements 34 Cash flow information (continued) (b) Non-cash investing and financing activities For the year ended December 31, 2022 2021 RMB’000 RMB’000 Acquisition of right-of-use properties by leasing (Note 12) 76,534 118,030 (c) Reconciliation of cash and liquid investments and gross debt This section sets out an analysis of cash and liquid investments and gross debt as of December 31, 2021 and 2022 and the movements in cash and liquid investments and gross debt for the years ended December 31, 2021 and 2022. As at December 31, 2022 2021 RMB’000 RMB’000 Restricted cash and time deposits over three months 343,814 1,060,427 Cash and cash equivalents 1,907,776 1,399,370 Financial assets at fair value through profit or loss 690,627 2,071,653 Lease liabilities (Note 17) (91,583) (154,890) – due within one year (47,030) (57,417) – due after one year (44,553) (97,473) Borrowings – repayable within one year (289,062) (815,260) 2,561,572 3,561,300 Cash and liquid investments 2,942,217 4,531,450 Gross debt – fixed interest rates (380,645) (970,150) 2,561,572 3,561,300

Notes to the consolidated financial statements

## 34 Cash flow information (continued)

### (c) Reconciliation of cash and liquid investments and gross debt (continued)

| | Restricted cash (ii) RMB'000 | Cash and cash equivalents RMB'000 | Financial assets at fair value through profit or loss RMB'000 | Liabilities from financing activities Lease liabilities RMB'000 | Borrowings RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| Cash flows | (788,828) | 433,119 | (1,411,713) | 76,734 | 543,501 | (1,147,187) |
| Acquisition of right-of-use assets | – | – | – | (76,534) | – | (76,534) |
| Other Changes (i) | 72,215 | 75,287 | 30,687 | 63,107 | (17,303) | 223,993 |
| **As at December 31, 2022** | 343,814 | 1,907,776 | 690,627 | (91,583) | (289,062) | 2,561,572 |
| **As at January 1, 2021** | 2,280,499 | 3,055,194 | 1,487,871 | (134,219) | (2,283,307) | 4,406,038 |
| Cash flows | (1,206,607) | (1,627,680) | 538,138 | 96,139 | 1,524,899 | (675,111) |
| Acquisition of right-of-use assets | – | – | – | (118,030) | – | (118,030) |
| Other Changes (i) | (13,465) | (28,144) | 45,644 | 1,220 | (56,852) | (51,597) |
| **As at December 31, 2021** | 1,060,427 | 1,399,370 | 2,071,653 | (154,890) | (815,260) | 3,561,300 |

(i) Other changes include accrued interests, disposal, foreign currency translation differences and other non-cash movements.

(ii) Cash flows include restricted cash and time deposits over three months movements recognised in cash flows from operating activities and investing activities.

176 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

## 35 Related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2021 and 2022.

### (a) Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group during the years ended December 31, 2021 and 2022.

| Name of related parties | Relationship with the Group |
|---|---|
| Sen Rong Limited (i) | A shareholder that has significant influence over the Group |
| Rong Chang Limited (i) | A shareholder that has significant influence over the Group |
| Bo Yu | A shareholder that has significant influence over the Group |
| Ping An Group | Ultimate parent company of Bo Yu |
| Subsidiaries of Ping An Group | Controlled by Ping An Group |
| Puhui Lixin | Significant influenced by the Group |
| Open Portal Guangxi | Significant influenced by the Group |

(i) Sen Rong Limited and Rong Chang Limited has entered into an acting-in-concert agreement in 2020 and an amended and restarted agreement in 2021. As a result,Rong Chang and Sen Rong as a concert group had significant influence over the Group.

### (b) Key management personnel compensations

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:

| | For the year ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| | RMB'000 | RMB'000 |
| Wages and salaries | 21,123 | 28,163 |
| Welfare and other benefits | 614 | 772 |
| Share-based payments | 8,401 | 4,187 |
| | 31,138 | 33,122 |

ANNUAL REPORT 2022 177

178 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 35 Related party transactions (continued) (c) Significant transactions with related parties For the year ended December 31, 2022 2021 RMB’000 RMB’000 Revenue Ping An Group and its subsidiaries* 2,526,682 2,315,220 * The Group provided lending solution services to a subsidiary of Ping An Group while the subsidiary of Ping An Group was not being charged. The service fee was charged to the respective borrowers directly. The revenue generated from such transactions for the years ended December 31, 2021 and 2022, was not included in the above revenue from Ping An Group and its subsidiaries, amounted to RMB Nil and RMB Nil, respectively. The Group also provided lending solution services to third party lenders through contractual arrangements made with another subsidiary of Ping An Group, while the Group directly charged the related service fees to the subsidiary of Ping An Group. The revenue generated from such transactions for the years ended December 31, 2021 and 2022, was included in the above revenue from Ping An Group and its subsidiaries, amounted to RMBNil and RMB Nil, respectively. Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the years ended December 31, 2021 and 2022 amounted to RMB8,308,537 and RMB Nil, respectively.

ANNUAL REPORT 2022 179 Notes to the consolidated financial statements 35 Related party transactions (continued) (c) Significant transactions with related parties (continued) For the year ended December 31, 2022 2021 RMB’000 RMB’000 Purchase of services Ping An Group and its subsidiaries 1,706,436 1,534,302 Net loss on disposal of property and equipment Ping An Group and its subsidiaries (599) – Net gain from wealth management products consolidated by related parties Ping An Group and its subsidiaries 18,890 26,249 Net gain/(loss) on derivatives Ping An Group and its subsidiaries 262,769 (169,545) Investment income from loan to related party Open Portal Guangxi 283 – Interest income on bank deposits Ping An Group and its subsidiaries 9,234 12,037 Leasing payment Ping An Group and its subsidiaries 20,957 19,849 Interest expenses Ping An Group and its subsidiaries 2,672 15,914 Net gain on financial assets measured at fair value through other comprehensive income Ping An Group and its subsidiaries 315 –

180 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 35 Related party transactions (continued) (d) Year end balances with related parties As at December 31, 2022 2021 RMB’000 RMB’000 Trade receivables Ping An Group and its subsidiaries (i) 372,456 442,694 Contract assets Ping An Group and its subsidiaries 9,876 17,746 Prepayment and other receivables Ping An Group and its subsidiaries 771,137 531,327 Open Portal Guangxi (i) – 3,515 771,137 534,842 Financial assets at fair value through profit or loss (Note 21) Ping An Group and its subsidiaries 405,960 599,540 Cash and restricted cash and time deposits over three months Ping An Group and its subsidiaries 787,916 1,131,585 Trade and other payables Ping An Group and its subsidiaries (i) 1,086,907 1,178,438 Open Portal Guangxi (i) – 362 1,086,907 1,178,800 Contract liabilities Ping An Group and its subsidiaries 27,517 19,018 Short-term borrowings Ping An Group and its subsidiaries – 300,805 Derivative financial assets Ping An Group and its subsidiaries 56,363 – Derivative financial liabilities Ping An Group and its subsidiaries 9,568 190,971 (i) The balances with related parties were unsecured, interest-free and repayable on demand.

ANNUAL REPORT 2022 181 Notes to the consolidated financial statements 36 The Group’s maximum exposure to unconsolidated structured entities The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities. The Group invests in wealth management products managed by related parties for treasury management purposes. The Group also managed some assets management fund products as fund manager to generate fees from managing assets on behalf of other investors, mainly Ping An Group and its subsidiaries. The assets management fund products are financed by capital contribution from investors. The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL. The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below: Unconsolidated structured entities 31 December 2022 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Asset management products managed by the Group 594,058 – – Service fee Wealth management products managed by related parties Note a 690,627 690,627 Investment income Unconsolidated structured entities 31 December 2021 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Asset management products managed by the Group 1,329,453 – – Service fee Wealth management products managed by related parties Note a 2,070,977 2,070,977 Investment income Note a: These asset management products and wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss. Note b: The wealth management product is sponsored by Guangdong Huaxing Bank and the information related to size of the structured entity was not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.

Notes to the consolidated financial statements

## 37 Contingencies

The Group did not have any material contingent liabilities as at December 31, 2021 and 2022.

## 38 Benefits and Interests of Directors

The remuneration of each director of the Company paid/payable by the Group for the years ended December 31, 2021 and 2022 are set out as follows:

Year ended December 31, 2022:

| Name | Director's fee RMB'000 | Basic salaries, housing allowances, other allowances and benefits in kind RMB'000 | Pension RMB'000 | Bonuses RMB'000 | Share-based payments RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **Executive Directors:** | | | | | | |
| Wangchun Ye (a) | – | 1,602 | – | 1,260 | 2,019 | 4,881 |
| Rong Chen (b) | – | 2,084 | – | 1,224 | 357 | 3,665 |
| Chongfeng Shen (m) | – | 3,129 | 45 | 1,510 | 2,794 | 7,478 |
| **Non-Executive Directors:** | | | | | | |
| Yaolin Zhang (c) | 612 | – | – | – | – | 612 |
| Tianruo Pu (e) | 507 | – | – | – | – | 507 |
| Wing Kin Anthony Chow (j) | 522 | – | – | – | – | 522 |
| Sin Yin Tan (f) | – | – | – | – | – | – |
| Wenwei Dou (g) | – | – | – | – | – | – |
| Min Zhu (h) | – | – | – | – | – | – |
| Wenjun Wang (k) | – | – | – | – | – | – |
| Ernest Ip (l) | 1,014 | – | – | – | – | 1,014 |
| Xin Fu (n) | – | – | – | – | – | – |
| | 2,655 | 6,815 | 45 | 3,994 | 5,170 | 18,679 |

182 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the consolidated financial statements

## 38 Benefits and Interests of Directors (continued)

Year ended December 31, 2021:

| Name | Director's fee RMB'000 | Basic salaries, housing allowances, other allowances and benefits in kind RMB'000 | Pension RMB'000 | Bonuses RMB'000 | Share-based payments RMB'000 | Total RMB'000 |
|---|---|---|---|---|---|---|
| **Executive Directors:** | | | | | | |
| Wangchun Ye (a) | – | 1,868 | – | 3,390 | 669 | 5,927 |
| Rong Chen (b) | – | 2,042 | – | 2,583 | 124 | 4,749 |
| Chongfeng Shen (m) | – | 654 | 10 | 2,428 | – | 3,092 |
| **Non-Executive Directors:** | | | | | | |
| Yaolin Zhang (c) | 790 | – | – | – | – | 790 |
| Qi Liang (d) | – | – | – | – | – | – |
| Tianruo Pu (e) | 537 | – | – | – | – | 537 |
| Wing Kin Anthony Chow (j) | 690 | – | – | – | – | 690 |
| Sin Yin Tan (f) | – | – | – | – | – | – |
| Wenwei Dou (g) | – | – | – | – | – | – |
| Min Zhu (h) | – | – | – | – | – | – |
| Rui Li (i) | – | – | – | – | – | – |
| Wenjun Wang (k) | – | – | – | – | – | – |
| Ernest Ip (l) | 76 | – | – | – | – | 76 |
| | 2,093 | 4,564 | 10 | 8,401 | 793 | 15,861 |

(a) Wangchun Ye was appointed as executive director of the Company on October 30, 2017 and resigned on October 11, 2022.

(b) Rong Chen was appointed as executive director of the Company on October 30, 2017.

(c) Yaolin Zhang was appointed as non-executive director of the Company on February 25, 2019.

(d) Qi Liang was appointed as non-executive director of the Company on February 25, 2019 and resigned on March 19, 2021.

(e) Tianruo Pu was appointed as non-executive director of the Company on September 27, 2019.

(f) Sin Yin Tan was appointed as non-executive director of the Company on October 30, 2017.

(g) Wenwei Dou was appointed as non-executive director of the Company on October 30, 2017.

ANNUAL REPORT 2022 183

184 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 38 Benefits and Interests of Directors (continued) (h) Min Zhu was appointed as non-executive director of the Company on January 31, 2018. (i) Rui Li was appointed as non-executive director of the Company on September 27, 2019 and resigned on October 22, 2021. (j) Wing Kin Anthony Chow was appointed as non-executive director of the Company on October 1, 2020. (k) Wenjun Wang was appointed as non-executive directors of the Company on November 18, 2021. (l) Ernest Ip was appointed as non-executive directors of the Company on November 18, 2021. (m) Chongfeng Shen was appointed as executive director of the Company on October 22, 2021. (n) Xin Fu was appointed as non-executive director of the Company on October 11, 2022. There was no arrangement under which a director waived or agreed to waive any remuneration for the years ended December 31, 2021 and 2022. No retirement or termination benefits have been paid to the Company’s directors for the years ended December 31, 2021 and 2022. There were no loans, quasi-loans or other dealings entered into by the Company in favor of directors, controlled body corporates by and connected entities with such directors for the years ended December 31, 2021 and 2022, respectively. There were no significant transactions, arrangements and contracts in relation to the Company’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted during the years ended December 31, 2021 and 2022. No consideration was provided to third parties for making available directors’ services during the years ended December 31, 2021 and 2022.

ANNUAL REPORT 2022 185 Notes to the consolidated financial statements 39 Restricted net assets Relevant PRC laws and regulations permit payments of dividends by the subsidiaries, the VIEs and Subsidiaries of VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, each of the Company’s subsidiaries, the VIEs and Subsidiaries of VIEs is required to annually appropriate 10% of net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the subsidiaries and the Consolidated Affiliated Entities are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances of the Group’s total consolidated net assets. As at December 31, 2022, the total restricted net assets of the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs incorporated in PRC and subjected to restriction amounted to approximately RMB6,621,245,000. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and the VIEs and Subsidiaries of VIEs to satisfy any obligations of the Company. 40 Parent company only condensed financial information Parent Company only financial statements have been provided pursuant to the requirements of Securities and Exchange Commission Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of the Company’s consolidated subsidiaries, including VIEs, as of December 31, 2022 exceeded the 25% threshold, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRSs have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments or guarantees as at December 31, 2022. The subsidiaries did not pay any dividend to the Company for the years presented.

186 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 40 Parent company only condensed financial information (continued) (a) Condensed Statements of Comprehensive Income Year ended December 31, 2022 2021 RMB’000 RMB’000 Selling and marketing expenses (387) (439) General and administrative expenses (104,653) (53,621) Net impairment losses on amount due from subsidiaries (465,457) – Other income, gains or loss-net 2,555 834 Operating loss (567,942) (53,226) Finance costs - net (573) (32) Share of losses of joint venture – (2,896) Share of losses of subsidiaries and VIEs (303,759) (1,225,545) Loss before income tax (872,274) (1,281,699) Income tax benefit – – Loss for the year (872,274) (1,281,699) Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences 69,454 (152,542) – Changes in the fair value of debt instruments measured at fair value through other comprehensive income 5,324 (16) Items that will not be subsequently reclassified to profit or loss – Foreign currency translation differences 356,691 – – Changes in the fair value of equity investments measured at fair value through other comprehensive income – (1,796) Total comprehensive loss (440,805) (1,436,053)

ANNUAL REPORT 2022 187 Notes to the consolidated financial statements 40 Parent company only condensed financial information (continued) (b) Condensed Balance Sheets As at December 31, 2022 2021 Note RMB’000 RMB’000 ASSETS Non-current assets Interest in subsidiaries 40(d) 1,764,074 1,280,946 Total non-current assets 1,764,074 1,280,946 Current assets Amount due from subsidiaries 40(d) 1,641,677 2,662,705 Prepayments and other receivables 448 246 Cash and cash equivalents 7,327 6,454 Total current assets 1,649,452 2,669,405 Total assets 3,413,526 3,950,351 EQUITY AND LIABILITIES Equity Share capital 24 78 78 Shares held for share incentive scheme 26 (149,544) (80,102) Reserves 25 10,953,072 10,512,631 Accumulated loss (7,510,899) (6,638,625) Total equity 3,292,707 3,793,982 Liabilities Non-current liabilities Trade and other payables 88,280 88,280 Total non-current liabilities 88,280 88,280 Current liabilities Trade and other payables 32,539 68,089 Total current liabilities 32,539 68,089 Total liabilities 120,819 156,369 Total equity and liabilities 3,413,526 3,950,351

188 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the consolidated financial statements 40 Parent company only condensed financial information (continued) (c) Condensed Statements of Cash Flows Year ended December 31, 2022 2021 RMB’000 RMB’000 Cash used in operating activities Cash used in operations (139,011) (51,132) Net cash used in operating activities (139,011) (51,132) Cash flows from investing activities Payment for investment in subsidiaries, net of cash acquired (3,005,546) (1,333,804) Proceeds from loan to subsidiaries 3,218,655 1,350,654 Net cash generated from investing activities 213,109 16,850 Cash flows from financing activities Proceeds from exercise of shares under Share Option Scheme 1,161 9,257 Payments for shares repurchase (74,992) – Net cash generated from financing activities (73,831) 9,257 Net increase/(decrease) in cash and cash equivalents 267 (25,025) Cash and cash equivalents at the beginning of the year 6,454 31,857 Effects of exchange rate changes on cash and cash equivalents 606 (378) Cash and cash equivalents at the end of year 7,327 6,454

ANNUAL REPORT 2022 189 Notes to the consolidated financial statements 40 Parent company only condensed financial information (continued) (d) Interest in subsidiaries and amount due from subsidiaries As at December 31, 2022 2021 RMB’000 RMB’000 Interest in subsidiaries Equity investment in subsidiaries 2,307,574 1,280,946 As at December 31, 2022 2021 RMB’000 RMB’000 Amount due from subsidiaries Loan receivables 1,098,177 2,662,705 41 Subsequent events On November 24, 2022, Shanghai OneConnect entered into the Equity Transfer Agreement with Puhui Management, pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000. The transaction has been approved by the extraordinary general meeting held on April 4, 2023 as of the date of this annual report.

190 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Summary Results 2022 2021 2020 2019 RMB’000 RMB’000 RMB’000 RMB’000 REVENUE 4,464,002 4,132,357 3,312,290 2,327,846 Cost of revenue (2,828,986) (2,695,706) (2,068,834) (1,560,988) Gross profit 1,635,016 1,436,651 1,243,456 766,858 Research and development expenses (1,417,691) (1,353,018) (1,173,290) (956,095) Selling and marketing expenses (411,356) (588,380) (629,488) (635,673) General and administrative expenses (824,711) (841,685) (834,917) (756,681) Net impairment losses on financial and contract assets (33,639) (72,229) (134,519) (45,167) Other income, gains or loss – net 70,818 13,921 58,432 (74,254) Finance costs – net (22,464) (47,814) (73,126) (46,570) Share of gain/(losses) of associate and joint venture – net 24,852 9,946 (7,802) (14,854) Impairment charges on associates (10,998) – – – LOSS BEFORE INCOME TAX (990,173) (1,442,608) (1,551,254) (1,762,436) Income tax benefit 62,147 112,095 137,131 74,924 LOSS FOR THE YEAR (928,026) (1,330,513) (1,414,123) (1,687,512) Assets and Liabilities 2022 2021 2020 2019 RMB’000 RMB’000 RMB’000 RMB’000 Total assets 8,882,382 9,340,607 10,885,258 9,927,321 Total liabilities 5,604,327 5,505,525 5,599,975 5,406,780 Total equity 3,278,055 3,835,082 5,285,283 4,520,541